UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 000-56449

HSBC Bank plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

None of the websites referred to in this Interim Report on Form 6-K for the half-year ended June 30, 2022 (the ‘Form 6-K’), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 6-K.

Presentation of information
This document comprises the Interim Report 2022 for HSBC Bank plc (‘the company’) and its subsidiaries (together ‘the group’). ’We’, ‘us’ and ‘our’ refer to HSBC Bank plc together with its subsidiaries. References to ‘HSBC’ or ‘the Group’ within this document mean HSBC Holdings plc together with its subsidiaries.
It contains the Interim management report and Condensed financial statements of the group, together with the Auditor’s review report, as required by the Financial Conduct Authority’s (‘FCA’) Disclosure Guidance and Transparency Rules (‘DTR’).
Within the Interim management report and Condensed financial statements and related notes, the group has presented income statement figures for the three most recent six-month periods to illustrate the current performance compared with recent periods.
Unless otherwise stated, commentary on the income statement compares the six months to 30 June 2022 with the same period in the prior year. Balance sheet commentary compares the position at 30 June 2022 to 31 December 2021.
In accordance with IAS 34 ‘Interim Financial Reporting’, the Interim Report is intended to provide an update on the company’s registration statement on Form 20-F (File No. 000-56449), filed with the SEC on May 27, 2022, as amended on July 8, 2022 (the "registration statement on Form 20-F") and therefore focuses on events during the first six months of 2022, rather than duplicating information previously reported.
Our reporting currency is £ sterling. Unless otherwise specified, all $ symbols represent US dollars.

Cautionary statement regarding forward- looking statements
This Interim Report 2022 contains certain forward-looking statements with respect to the company’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and the company’s ability to contribute to the Group’s Environmental, social and governance (‘ESG’) targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. The company makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by the company’s Directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
•changes in general economic conditions in the markets in which the company operates, such as new, continuing or deepening recessions, inflationary pressures and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Russia-Ukraine war and the Covid-19 pandemic); the Covid-19 pandemic and its impact on global economies, which could have a material adverse effect on the company’s financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for the company’s ECL measurements (including, without limitation, as a result of the Russia-Ukraine war, inflationary pressures and the Covid-19 pandemic); changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect the company’s ability to meet its obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments, both in Europe and in other regions such as Asia, producing social instability or legal uncertainty, such as the Russia-Ukraine war and the related imposition of sanctions, the UK’s relationship with the EU following the UK’s withdrawal from the EU, diplomatic tensions between China and the US, extending to the UK, the EU, India and other countries, and political developments in Hong Kong and Taiwan, which may adversely affect the group by creating regulatory, reputational and market risks; the efficacy of government, customer, and the company’s and the Group’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, each of which can impact the company both directly and indirectly through its customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign

HSBC Bank plc	1

Highlights
creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without the company’s knowledge; the discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk-free benchmark rates, which exposes the company to material execution risks, and increases some financial and non-financial risks; and price competition in the market segments that the company serves;
•changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which the company operates and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 pandemic and the impact of the Russia-Ukraine war on inflation); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to the company, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU following the UK’s withdrawal from the EU, which continues to be characterised by uncertainty, particularly with respect to the regulation of financial services, despite the signing of the Trade and Cooperation Agreement between the UK and the EU; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate, including increased competition from non-bank financial services companies; and
•factors specific to the company and the Group, including the company’s success in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); the company’s ability to achieve its financial, investment, capital targets and the achievement of the Group’s ESG targets, commitments and ambitions, which may result in the company’s failure to achieve any of the expected benefits of its strategic priorities; model limitations or failure, including, without limitation, the impact that the consequences of the Covid-19 pandemic and the current high inflation macroeconomic environment have had on the performance and usage of financial models, which may require the company to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions the company bases its financial statements on; changes in the company’s ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to the company or any of its subsidiaries, which could increase the cost or decrease the availability of the company’s funding and affect its liquidity position and net interest margin; changes to the reliability and security of the company’s data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact its ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; the company’s dependence on loan payments and dividends from subsidiaries to meet its obligations; changes in accounting standards, including the implementation of IFRS 17 ‘Insurance Contracts’, which may have a material impact on the way the company prepares its financial statements and (with respect to IFRS 17) may negatively affect the profitability of HSBC’s insurance business; changes in the company’s ability to manage third-party, fraud and reputational risks inherent in its operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect the company’s ability to recruit and retain senior management and diverse and skilled personnel; and changes in the company’s ability to develop sustainable finance and climate-related products consistent with the evolving expectations of their regulators, and their capacity to measure the climate impact from its financing activity (including as a result of data limitations and changes in methodologies), which may affect the Group’s ability to achieve its climate ambition. Effective risk management depends on, among other things, the company’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; the company’s success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Top and emerging risks’ on page 17 of the Interim Report 2022.

2	HSBC Bank plc

Highlights
For the half-year ended 30 June 2022.

Reported profit before tax (£m)
£327m
(1H21: £815m)

Reported revenue (£m)
£3,122m
(1H21: £3,357m)

Reported risk-weighted assets at period end (£bn)
£121bn
(31 Dec 2021: £104bn)

Adjusted profit before tax (£m)

£710m
(1H21: £990m)

Total assets at period end (£bn)
£710bn
(31 Dec 2021: £597bn)

Common equity tier 1 ratio at period end (%)
14.7%
(31 Dec 2021: 17.3%)

HSBC Bank plc	3

Key financial metrics | Purpose and strategy

Key financial metrics

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
For the period (£m)
Profit before tax (reported basis)	327	815	208
Profit before tax (adjusted basis)[1]	710	990	587
Net operating income before change in expected credit losses and other credit impairment charges[2]	3,122	3,357	2,763
Profit attributable to the parent company	237	737	304
At period end (£m)
Total equity attributable to the parent company	23,862	23,719	23,584
Total assets	709,701	623,963	596,611
Risk-weighted assets[3]	120,977	110,769	104,314
Loans and advances to customers (net of impairment allowances)	94,840	93,210	91,177
Customer accounts	224,991	200,649	205,241
Capital ratios (%)[3]
Common equity tier 1	14.7	16.1	17.3
Tier 1	17.9	19.6	21.0
Total capital	28.2	30.2	31.7
Leverage ratio (%)[4]	4.8	3.8	4.1
Performance, efficiency and other ratios (%)
Return on average ordinary shareholders’ equity (annualised)[5]	1.8	7.0	1.6
Adjusted return on average tangible equity (annualised)[6,7]	3.1	6.8	6.1
Cost efficiency ratio (reported basis)[8]	82.9	81.1	99.2
Cost efficiency ratio (adjusted basis)[8]	72.3	76.1	86.3
Ratio of customer advances to customer accounts	42.2	46.5	44.4
1    Adjusted performance is computed by adjusting reported results for the effect of significant items as detailed on pages 11 and 12.
2    Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
3    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’, which are explained further on page 35. References to EU regulations and directives (including technical standards) should, as applicable, be read as a reference to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, as amended.
4 The leverage ratio is calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements, in line with the UK leverage rules that were implemented on 1 January 2022, and excludes central bank claims. Comparatives for 2021 are reported based on the disclosure rules in force at that time, and include claims on central banks.
5    The return on average ordinary shareholders’ equity is defined as profit attributable to the parent company divided by the average total shareholders’ equity.
6    Return on tangible equity (‘RoTE’) is calculated by adjusting reported profit attributable to ordinary shareholders by excluding movements in present value of in-force (‘PVIF’) and significant items (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, debit valuation adjustment (‘DVA’) and other adjustments for the period. The calculation of this measure includes the UK bank levy, a tax levied by Her Majesty's Revenue and Customs (‘HMRC’) on HSBC Holdings plc in accordance with Schedule 19 of the UK Finance Act 2011.
7    For this metric, half-year to 31 December 2021 is calculated on a full-year basis and not a second half of 2021 basis.
8    Reported cost efficiency ratio is defined as total operating expenses (reported) divided by net operating income before change in expected credit losses and other credit impairment charges (reported), while adjusted cost efficiency ratio is defined as total operating expenses (adjusted) divided by net operating income before change in expected credit losses and other credit impairment charges (adjusted).

4	HSBC Bank plc

Purpose and strategy

Our purpose and ambition
Our purpose is ‘Opening up a world of opportunity’ and our ambition is to be the preferred international finance partner for our clients.
HSBC values
HSBC values define who we are as an organisation and are key to our long-term success.
We value difference
Seeking out different perspectives.
We succeed together
Collaborating across boundaries.
We take responsibility
Holding ourselves accountable and taking the long view.
We get it done
Moving at pace and making things happen.
HSBC in Europe
Europe is an important part of the global economy, accounting for 36% of global goods trade1 and one-quarter of global Gross Domestic Product (UNCTAD, IMF 2021). In addition, Europe is the world’s top exporter of services and second largest exporter of manufactured goods (UNCTAD, IMF 2021). HSBC Bank plc helps to facilitate trade within Europe and between Europe and other countries where the Group has a presence.
With assets of £710bn at 30 June 2022, HSBC Bank plc is one of Europe’s largest banking and financial services organisations. We employ around 14,600 people across our locations. HSBC Bank plc is responsible for HSBC’s European business, aside from UK retail and most UK commercial banking activity which, post ring-fencing, are managed by HSBC UK Bank plc.
HSBC Bank plc operates as one integrated business with two main hubs in London and Paris. This aligns with UK and European Union legal entity and regulatory requirements for financial services, following the UK’s withdrawal from the European Union. HSBC Bank plc is present in 20 markets2. Our operating entities represent the Group to customers, regulators, employees and other stakeholders. We are organised around the principal operating units detailed below.
The London hub provides overall governance and management for the Europe region as a whole and is a global centre of excellence for wholesale banking for the Group. In addition, the management team directly oversees our businesses in Armenia, Channel Islands & Isle of Man, Israel, Malta, Russia and South Africa.
HSBC Continental Europe, comprises our Paris hub and its European Union ('EU') branches (Belgium, Czech Republic, Greece, Ireland, Italy, Luxembourg, Netherlands, Poland, Spain and Sweden). We are creating an integrated Continental European bank anchored in Paris to better serve our clients, and simplify our organisation.
HSBC Germany Holdings GmbH serves the European Union’s largest economy and one of the leading export nations globally (Eurostat and The World Trade Organization, 2021). HSBC Germany’s business proposition mirrors the importance of trade and global connectivity.
1    Based on goods trade only.
2    Full list of markets where HSBC Bank plc has a presence: Armenia, Belgium, Channel Islands and Isle of Man, Czech Republic, France, Germany, Greece, Ireland, Italy, Israel, Luxembourg, Malta, Netherlands, Poland, Russia, South Africa, Spain, Sweden, Switzerland and the UK.

HSBC Bank plc's strategy and progress on our commitments
Our ambition in Europe is to be the leading international wholesale bank connecting East and West, with a complementary Wealth business, an efficient operating model and a robust control framework (see our global businesses on page 7).
HSBC Bank plc exists to open up a world of opportunity for our customers by connecting them to international markets. Europe is the second largest goods trading region in the world1 and Asia is Europe’s biggest and fastest growing external trading partner (UNCTAD, IMF 2021). We are well positioned to capitalise on this opportunity and play a pivotal role for the Group.
In February 2021, the Group adapted our strategy to focus on our strengths, digitise at scale, energise for growth and transition to net zero. Below we provide a progress update on our commitments and strategic initiatives for the first half of 2022.
Looking ahead, with inflationary pressure across Europe, central banks raising interest rates and the outbreak of war in Ukraine, we expect to be operating in a more volatile environment for the remainder of the year. Further information as to how we have and will continue to support and engage with our stakeholders can be found on page 8.
Focus on our strengths
Through our transformation programme we are building a leaner, simpler bank with a sharper strategic focus. We have redesigned our franchise around the needs of our international clients and maintaining product and service capability where clients demand them. We intend to be a market leader in sustainable financing and assist the Group in meeting its commitment for net zero operations and supply chain by 2030.
In response to the requirement for an Intermediate Parent Undertaking (‘IPU’), HSBC Continental Europe is planning to acquire HSBC Trinkaus & Burkhardt GmbH (‘HSBC Germany’) and HSBC Bank Malta plc in 2022, with plans for HSBC Private Bank (Luxembourg) SA to complete in 2023.
We intend to establish a Paris branch of HSBC Private Bank (Luxembourg) SA, from which French clients would be served. The project is expected to complete in the fourth quarter of 2022.
We have commenced the implementation process for the sale of French retail business, expected to complete in the second half of 2023, subject to regulatory approval. Please see Note 11: Business disposals for more information.
Following a strategic review of our business in Greece, an agreement has been signed to sell HSBC Continental Europe’s operations in Greece to Pancreta Bank SA. The transaction is expected to complete in the first half of 2023.
Following a strategic review of our business in Russia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory approvals.

HSBC Bank plc	5

Purpose and strategy | Our global businesses

Digitise at scale
We continue to invest in the digitisation of our global businesses, which is central to our strategy.
Within Europe, Wealth and Private Banking (‘WPB’) is focused on enhancing our engagement between clients and relationship managers, and allowing clients to self-serve at a time that suits them. For example, in the first half of 2022 we have rolled out a new digital portfolio and risk analysis platform (underpinned by BlackRock’s Aladdin platform); this enables Private Bank advisors to make suitable investment recommendations to clients. Looking ahead we will seek to deploy secure and private communications via social media channels between clients and relationship managers. We also plan to introduce new ESG-centred reporting.
We are committed to maintaining our core strength in Global Liquidity and Cash Management; focused on enhancing our digital and self-serve capabilities for our clients. We enhanced the functionality of our Liquidity Management Dashboard; improving customers' ability to create and manage cash flow forecasts. In addition, we have enhanced our Green Deposits offering by sharing detailed reports, associated with funds placed into green deposits, to help customers to meet their sustainability objectives.
Our strategy within Global Trade and Receivables Finance (‘GTRF’) Europe is to make trade easier, faster and safer, whilst delivering sustainable and profitable growth. In the first half of 2022, we enhanced our digital channel HSBCnet and strengthened collaboration with third-party platforms. An example of this was rolling out Contour, a blockchain solution that fully digitises letters of credit. In the first quarter of 2022, more than 80% of trade transactions across Europe were conducted digitally and we continue to see an increase in clients adopting digital solutions.
For digital currencies and assets, we are building a strategic tokenisation platform in Global Banking and Markets and we plan to launch the platform with a tokenised bond deal with a major European client. The platform allows tokenised primary issuance, and features a securities services registration layer, and support for secondary market trading. We plan to extend the platform to other geographies and products.
In Foreign Exchange we further enhanced our electronic trading infrastructure to provide improved risk management to our clients. Our focus is to support customers' FX and cross-border payment needs through improved pricing tools and e-trading.
Energise for growth
Empowering our organisation and energising our employees is crucial for building a more effective workforce. We have made progress against our people strategy including our diversity and inclusion agenda. We are committed to improving our gender diversity across our senior leadership cadre at band 3 and above in our global career band structure, reaching 24.9% at the first half of 2022, an increase of 0.9% since the first half of 2021.
However, we acknowledge we have more to do given our target of gender diversity for 2022 is 26.4% and it remains a priority for the bank’s executive committee, which has put in place development and recruitment strategies to retain, promote and attract female leaders. Separately, we are also taking action to improve ethnic diversity.
A number of initiatives have been launched to drive awareness and encourage the disclosure of ethnicity by employees, where permissible.
HSBC has appeared in Stonewall’s Top Global Employers for 2022 for the sixth time and is one of only 26 international companies to appear on the list. The list is compiled from submissions to Stonewall’s Global Workplace Equality Index. The charity rates organisations’ performance across nine areas, including policies and benefits, training, employee engagement, leadership, community engagement and understanding local context.
We continue to energise our colleagues through initiatives that help develop their future skills and learning opportunities. Given our shift to hybrid working, 79% of learning undertaken in Europe was online and 21% was in face-to-face format with positive course evaluation scores.
Transition to net zero
Becoming a net zero bank
Our approach to a carbon net zero transition focuses on key areas of managing emissions from supply chain, energy and travel by reducing consumption, increasing use of renewable energy and managing latent omissions.
Supporting our customers
HSBC aims to provide $750bn to $1tn of sustainable financing and investments by 2030 to help our customers in the transition to net zero and a sustainable future. HSBC Bank plc contributed $19.7bn towards this target in the first half of 2022, bringing its total contribution since 1 January 2020 to approximately $84.9bn, representing 50% of Group’s total cumulative sustainable finance and investments.
Unlocking new climate solutions
HSBC continue to unlock new climate solutions, focusing on supporting innovation in critical areas such as green technologies. To support this, in January 2022 Group announced investment of $100m as an anchor partner in Breakthrough Energy Catalyst, a programme that uses private-public capital to accelerate the development of clean technologies.

6	HSBC Bank plc

Our global businesses
The Group manages its products and services through its three global businesses: Global Banking and Markets ('GBM'); Commercial Banking ('CMB'); Wealth and Personal Banking ('WPB'); and the Corporate Centre (comprising, certain legacy assets, central stewardship costs, and interests in our associates and joint ventures).

Business segments
Our operating model has the following material segments: a GBM business which is further split into three reportable segments; MSS, GB and GBM Other (as defined below), CMB, WPB and a Corporate Centre. These segments are supported by Digital Business Services and eleven global functions, including Risk, Finance, Compliance, Legal, Marketing and Human Resources.

Markets & Securities Services (‘MSS’)	Global Banking (‘GB’)	GBM Other	Commercial Banking (‘CMB’)	Wealth and Personal Banking (‘WPB’)
Markets & Securities Services is a products group that services customers of all Global Businesses and institutional clients across the financial sector globally. We offer clients a range of services and capabilities including trading, financing and securities services across asset classes and geographies, supported by dedicated sales and research teams.
Our European teams play a key role in providing cross-asset services, bridging emerging and developed markets, and collaborating with other global businesses to provide clients across the Group with bespoke products and solutions that support their growth ambitions.
Global Banking delivers tailored financial solutions to corporate and institutional clients worldwide opening up opportunities through the strength of our global network and capabilities. We provide a comprehensive suite of services including capital markets, advisory, lending, trade services and global liquidity and cash management.
Our European teams take a client-centric approach bringing together relationship and product expertise to deliver financial solutions customised to suit our clients’ growth ambitions and financial objectives. We work closely with our business partners including MSS, WPB and CMB, to provide a range of tailored products and services that meet the needs of international clients across the company. Global Banking Europe operates as an integral part of the global business and contributes significant revenues to other regions, particularly Asia, through our European client base, supporting the Europe ambition to be the leading international wholesale bank, partly by benefiting from the client network managed outside Europe.	GBM Other primarily comprises Principal Investments and GBM’s share of the Group’s Markets Treasury function.
The Principal Investments portfolio is focused on delivering investments that align to the group’s strategy and seeks to deliver strong returns across a diversified portfolio. Our commitment to sustainable private equity funds contributes directly to the Group’s aim to provide and facilitate $750bn and $1tn of sustainable finance and investment by 2030.
We have a clear strategy to be the leading international corporate bank in Europe. We help to connect our European customers to our international network of relationship managers and product specialists; supporting their growth ambitions and targets. Our products, which are designed to help our customers seize growth opportunities, range from term loans to region-wide treasury and trade solutions. Commercial Banking is at the centre of creating revenue synergies within the Group: we collaborate closely with our Global Banking and Markets colleagues to provide expertise in capital finance and advisory solutions to support our Commercial Banking clients. Our trade teams within Commercial Banking also provide import and export finance solutions to Global Banking and Markets clients. We also enable customers to gain visibility over their liquidity positions through our main hubs in France and Germany, which in turn helps clients to unlock efficiencies in their Treasury structures. As the European economy pivots to a net zero carbon economy, we are expanding our services and products to provide customers with innovative sustainable finance solutions and ensuring our relationship managers are informed to match these to our clients’ net zero ambitions. Commercial Banking contributes significant revenues to other regions, particularly Asia, through our European client base, and draws benefits from the client network managed outside Europe.
In Europe, Wealth and Personal Banking serves customers with their financial needs through Private Banking, Retail Banking, Wealth Management, Insurance and Asset Management.
Our core retail proposition offers a full suite of products including personal banking, mortgages, loans, credit cards, savings, investments and insurance. Alongside this, WPB offers various propositions in certain markets, including Jade, Premier and Advance; as well as wealth solutions, financial planning and international services. In the Channel Islands and the Isle of Man, we serve local Islanders as well as international customers, the majority of whom are customers of HSBC in other markets, through our HSBC Expat proposition.
Our Private Banking proposition, serves high net worth and ultra-high net worth clients, from Channel Islands and Isle of Man, France and Germany, with a total relationship balance greater than $2m. The range of services available to private banking clients includes investment management, Private Wealth Solutions and bespoke lending such as lending against financial assets and residential mortgage financing for high-end properties.
Private Banking hosts a ‘Next Generation’ programme of events to support our clients’ next generation in building and retaining the wealth within the family. The private bank offers this through its philanthropy advisory to our clients, which looks at business succession planning. We continue to focus on meeting the needs of our customers, the communities we serve, and our people, whilst working to build the bank of the future.
Adjusted profit/(loss) before tax
£285m	£119m	£(35)m	£307m	£184m
(1H21: £75m)	(1H21: £274m)	(1H21: £141m)	(1H21: £211m)	(1H21: £219m)

Our global businesses are presented on an adjusted basis, which is consistent with the way in which we assess the performance of our global businesses.

HSBC Bank plc	7

How we do business | Economic background and outlook | Financial summary

How we do business
Our purpose, ‘Opening up a world of opportunities’, explains why we exist and guides us in what we do every day. It is a long-term, optimistic and confident statement of the opportunity and growth we see for our customers and ourselves in the future.

Our approach
The Group continues to embed our purpose and values in the organisation. The Group regularly asks our people to reflect on how we are opening up a world of opportunity for our customers, investors, colleagues and communities. In the first half of 2022, the Group invited all our colleagues globally to join a live online conversation to share ideas on how to improve customer and colleague experience, and delivering on our purpose. These ideas will be analysed and shared with leaders to inspire action.
Our conduct
Our purpose-led conduct approach guides us to do the right thing and focus on the impact we have for our customers and the financial markets in which we operate. Together with more formal policies and the tools we have to do our jobs, our conduct approach provides a clear path to achieving our purpose and delivering our strategy. For further details, see
www.hsbc.com/who-we-are/esg-and-responsible-business/our-conduct.
Our colleagues
We have continued to support our colleagues in navigating the impacts and requirements of Covid-19 across operations. Wherever in place, we have continued to follow social distancing and protection measures in line with local guidance.
The Russia-Ukraine war continues to have devastating consequences within Ukraine and beyond. We have prioritised supporting our colleagues within the region, many of whom have been directly impacted by the conflict.
To support the well-being of our colleagues, we have encouraged the use of our employee assistance programme, which provides psychological and legal support in English, Polish, Russian and Ukrainian. We also published guides and coordinated webinars on the importance of self-care, as well as supporting others who have endured stressful situations.
We are continuing to define and embed our future ways of working and implementing hybrid working. We aim to build a culture that promotes flexibility, collaboration, learning and well-being in both physical and virtual workplaces.
Developing the skills of colleagues is critical to energising our organisation and developing career resilience. We foster learning through a range of resources, including our new Learning platform Degreed with the intent of modernising our learning culture via increased mobile accessibility, personalised learning suggestions and access to extensive HSBC and third-party content. Current active usage of the platform has reached 48% of our people, up from 15% at the end of 2021. We have also deployed Talent Marketplace which matches colleagues to new projects and experiences based on their aspirations and interests. The tool is live in the UK and will be deployed to France, Germany, Poland, Malta and Channel Island and Isle of Man (‘CIIOM’) in the second half of 2022 and the first quarter of 2023 and remaining European markets throughout 2023.
Our climate transition
Europe is at the forefront of international efforts on sustainable finance and net zero.
In Germany, the Federal States of North Rhine-Westphalia (NRW) issued a €2bn Sustainable Bond to raise capital for the country’s Growing Green strategy that envisages gross investments of €50bn in renewable energy by the end of the decade. The proceeds from the issuance will be used to finance the regional government’s plan for significant investments in renewable energy such as solar and wind projects.
Delivering for our stakeholders
Having a clear purpose and strong values has never been more important. As the world changed over the course of the past two years, we have adapted to new ways of working. We have endeavoured to provide support to our customers during this challenging period.
We recognise that the world is at different stages of the pandemic, with some countries going through a peak while others are on a trajectory to recovery. We look to support our stakeholders, taking this into account.
In the below section, we set out how we have engaged and supported our stakeholders – our customers, communities, employees, investors, governments and regulators, and suppliers – during the first half of 2022.

Customers
Europe is home to some of the best performing, forward-thinking companies, ranging from entrepreneurial start-ups to large multinationals. HSBC supports individuals, and businesses of all sizes, across Europe by offering a wide range of banking services.
Our wholesale business focuses on both supporting European clients across the Group and helping International clients in Europe. We service client’s international needs, across our product offering, including transaction banking and financing through leveraging HSBC’s global network.
HSBC’s global expatriate proposition, ’HSBC Expat’, serves the group’s internationally mobile clients. In the first half of 2022 we streamlined the Expat mortgage journey by launching an online eligibility tool. This has reduced the number of customer appointments from 3 to 1 with 229 applications received in week 3 since launch. Further enhancements are planned during H2 across both Expat and the Channel Islands and Isle of Man to drive down turnaround time for customers, improve our net promoter score, reduce complaint levels, and to fix fundamental journeys for customers.
To support Ukrainian customers during unsettling times, we have proactively and empathetically contacted a number of these individuals within Expat, with support from relationship managers to advise and reiterate that we are here to support them.
MSS manufactures a range of ESG-Linked solutions for our Institutional and Corporate clients. For example, in first half of 2022, we have traded in H1 notes referencing the first ESG Biodiversity screened index in the market.

Communities
In 2022, HSBC committed to donate to aid the humanitarian work of the International Committee of The Red Cross and UNICEF charities to support the vulnerable communities of Ukraine, impacted by ongoing conflict. The funding will be directed towards the repairing of vital infrastructures of schools, healthcare centres and water supplies, whilst also supporting its hospitals with additional medicine and medical equipment. It will also provide families and household members with food and basic hygiene supplies. In addition to the HSBC Group donation, HSBC Bank plc also contributed in support of these efforts.
As many communities across Europe continue to experience the long-term negative impacts stemming from the pandemic, HSBC Bank plc continues to support various social entrepreneurship and financial education projects which help to foster employability and economic development with long-standing partners.
Investors
The company values the ongoing engagement we have with our investors and have begun to reflect the Group’s approach to new ways of working in conducting our investor programme, offering in-person, virtual, and hybrid meetings and events.
The company’s relationship with its debt investors is held via HSBC Group Investor Relations as many of these relationships span investments across multiple entities within the broader HSBC Group.

8	HSBC Bank plc

Governments and regulators
The company proactively engages with regulators and governments to facilitate strong relationships via virtual and in-person meetings, and responses to consultations individually and jointly via the industry bodies.
Suppliers
The company works closely with its suppliers, maintaining collaborative relationships so that we succeed together. As part of enabling a sustainable future HSBC Bank plc engages with its largest suppliers to encourage their completion of the CDP Climate Change questionnaire. The Group’s commitment is to reduce carbon emissions from our operations and supply chain to net zero by 2030 or sooner.

Economic background and outlook

UK
Inflation continues to rise sharply
UK consumer price inflation currently stands at a 40-year high (9.4% year-on-year in June). High inflation has been driven by a combination of surging energy and food prices, global supply bottlenecks, the upswing in demand following pandemic-related restrictions and a tight labour market.
This inflation means aggregate real-terms household income is falling and, alongside a waning in the rebound that followed the end of Covid-19-related restrictions, appears to be starting to weigh on broader economic activity. The GfK consumer confidence index fell to a record low in June.
However, the labour market is holding up better. Although the unemployment rate edged up to 3.8% in May, compared with a March trough of 3.7%, that is still very low by historical standards. Looking ahead, HSBC Research expects UK inflation to peak at around 12% in October 2022, on the back of a likely further sharp rise in regulated utility prices.
But beyond that, HSBC Research expects inflation to start to fall in 2023, reaching 2.7% by the end of next year, as the impact of past energy and food price rises ‘drop out’ of the annual calculation, as global supply bottlenecks ease, and as softening aggregate demand bears down on price pressures. But through that period, economic growth is likely to remain sluggish.
Rate rises ahead
Fiscal policy support has been substantial, with the government unveiling £37bn of support to households in response to the cost of living squeeze, with measures including upcoming energy bill rebates and direct payments to low income households. Nevertheless, these measures are unlikely to fully offset the broader real income squeeze.
Meanwhile, against a backdrop of exceptionally high inflation, the Bank of England (‘BoE’) is raising interest rates. Having cut the Bank Rate to 0.1% in 2020, the BoE began lifting the rate in December 2021 and it now stands at 1.25%. Market prices imply the Bank Rate rising by roughly another 150bps by the end of 2022. HSBC Research expects the BoE to raise the Bank Rate to 2.75% by year-end. But with sluggish growth and softening inflation potentially in prospect, Research expects no further rate hikes in 2023.

Eurozone
High inflation, slow growth ahead
Eurozone consumer price inflation has risen sharply, reaching an annual rate of 8.6% in June, the highest since the inception of the euro. Energy prices currently account for around half of that inflation rate, but underlying inflation components, including non-energy industrial goods and services, are running above average. This strength reflects a combination of global supply bottlenecks, price adjustments following the easing of restrictions and strength in the labour market.
Amid growing inflation-related headwinds, the eurozone economy has slowed since growing by 0.6% in the first quarter. However, the labour market continues to make gains, with the eurozone unemployment rate edging down to 6.6% in May, the lowest since comparable records began in in 1998.
As the inflation squeeze continues to erode real-terms incomes, however, a challenging outlook lies ahead. HSBC Research expects GDP to broadly flat-line through the middle of 2022, before returning to modest growth. But risks lie to the downside. In particular, potential reductions in gas supply from Russia could lead to higher utility bills and, possibly, economic disruption relating to outright rationing.
Fiscal support, monetary tightening
Substantial fiscal support measures continue. Pandemic-related job support schemes have mostly been wound down. But now, in order to mitigate the impact of high inflation on household real incomes, governments have provided a range of measures including energy price caps and payments to households. Meanwhile, funds from the €750bn EU Recovery Fund, which should lift levels of investment, are starting to flow.
On 21 July, the European Central Bank (‘ECB’) lifted policy rates for the first time in 11 years, with the deposit rate rising from -0.50% to 0.00%. Consistent with messaging from the ECB, and the strong near-term inflation outlook, HSBC Research expects further rate rises over the coming year. But while the ECB has set up a tool to guard against rising periphery bond spreads, there remains a risk of an undue tightening of financial conditions in Southern Europe.

Financial summary

Use of alternative performance measures
Our reported results are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as detailed in the Financial Statements starting on page 55. In measuring our performance, the financial measures that we use include those derived from our reported results in order to eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures.
All alternative performance measures are described and reconciled to the closest reported financial measure when used.
The global business segmental results are presented on an adjusted basis in accordance with IFRS 8 ‘Operating Segments’, as detailed in ‘Basis of preparation’ in Note 3: Segmental analysis on page 62. Reconciliation of reported and adjusted performance are presented on pages 11 and 12.
Adjusted performance
Adjusted performance is computed by adjusting reported results for the period-on-period effects of significant items that distort period-on-period comparisons.
We use ‘significant items’ to describe collectively the group of individual adjustments excluded from reported results when arriving at adjusted performance. These items, which are detailed below, are ones that management and investors would ordinarily identify and consider separately when assessing performance to understand better the underlying trends in the business.
We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant and providing insight into how management assesses period-on-period performance.

HSBC Bank plc	9

Financial Summary

Summary consolidated income statement
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	£m	£m	£m
Net interest income	991	860	894
Net fee income	644	744	669
Net income from financial instruments measured at fair value	206	2,067	1,365
Gains less losses from financial investments	—	46	14
Net insurance premium income	1,036	987	919
Other operating income	12	353	241
Total operating income[1,2]	2,889	5,057	4,102
Net insurance claims, benefits paid and movement in liabilities to policyholders	233	(1,700)	(1,339)
Net operating income before change in expected credit losses and other credit impairment charges[1]	3,122	3,357	2,763
Change in expected credit losses and other credit impairment charges	(187)	71	103
Net operating income	2,935	3,428	2,866
Total operating expenses[2]	(2,587)	(2,721)	(2,741)
Operating profit	348	707	125
Share of profit in associates and joint ventures	(21)	108	83
Profit before tax	327	815	208
Tax (expense)/credit	(86)	(74)	97
Profit for the period	241	741	305
Profit attributable to the parent company	237	737	304
Profit attributable to non-controlling interests	4	4	1
1Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
2Total operating income and expenses include significant items as detailed on pages 11 and 12.

Reported performance
Reported profit before tax of £327m was £488m lower than the first half of 2021. This was primarily due to net ECL charges in the first half of 2022, notably due to the impact of the Russia-Ukraine war and increased economic uncertainty, compared with net ECL releases in the first half of 2021. There was also a loss from associates and joint ventures compared with a gain in 2021.
Reported revenue decreased by £235m or 7%, mainly due to losses associated with the planned sales of our branch operations in Greece and our operations in Russia of £222m in the first half of 2022. This decrease was partly offset by strong performance in Markets and Securities Services (‘MSS’) and higher revenue from interest rate rises, notably in Global Liquidity and Cash Management (‘GLCM’) in Global Banking and CMB. The first half of 2021 also included higher restructuring and other related costs comprising disposal losses associated with RWA reductions. Operating expenses were lower mainly driven by a lower performance-related pay accrual.
Net interest income (‘NII’) increased by £131m or 15% compared with the first half of 2021, mainly in CMB and Global Banking driven by the benefit of the higher interest rate environment, notably in GLCM.
Net fee income decreased by £100m or 13%, notably in Global Debt Markets in MSS and Global Banking, driven by lower underwriting fees as market activity fell due to the effect of the Russia-Ukraine war and wider macroeconomic uncertainties. This compared with a strong first half of 2021 when corporates raised finance as initial Covid-19 restrictions were eased. This reduction was partly offset by higher income in GLCM, as volumes grew and we delivered on our strategic initiatives.
Net income from financial instruments measured at fair value decreased by £1,861m, primarily in insurance manufacturing in WPB. This decrease was driven by lower returns on financial assets supporting insurance contracts where the policyholder is subject to part or all of the investment risks.

This adverse movement resulted in a corresponding movement in liabilities to policyholders, reflecting the extent to which policyholders participate in the investment performance of the associated assets. The offsetting movements are recorded in liabilities to policyholders.
In MSS, revenue increased reflecting strong client activity and robust risk management, notably in Global FX and Equities, due to elevated market volatility resulting from the Russia-Ukraine war and the macroeconomic impacts from rising inflation and increasing interest rates. This was partly offset by lower revenue in Global Debt Markets due to lower primary activity driven by market uncertainties.
Gains less losses from financial investments decreased by £46m, mainly driven by losses on the disposal of bonds held at fair value through other comprehensive income (‘FVOCI’) in Markets Treasury.
Net insurance premium income increased by £49m or 5% in WPB from insurance revenue in France due to higher new business volumes.
Other operating income decreased by £341m, mainly in Corporate Centre driven by losses of £222m in the first half of 2022 associated with the planned sales of our branch operations in Greece and our operations in Russia. In addition, the first half of 2021 benefited from a fair value gain from a long-standing investment in a Germany-based brokerage company. Revenue also decreased in GBM Other, notably in Principal Investments, driven by lower valuation gains compared with the first half of 2021.
Net insurance claims, benefits paid and movement in liabilities to policyholders decreased by £1,933m, primarily in insurance manufacturing in WPB. This decrease was driven by lower returns on financial assets supporting contracts where the policyholder is subject to part or all of the investment risks. The losses recognised on the financial assets measured at fair value through profit and loss held to support these insurance contract liabilities are reported in ‘Net income from financial instruments designated at fair value’. This was partly offset by an increase in premium income.

10	HSBC Bank plc

Changes in expected credit losses and other impairment charges (‘ECL’) were a net charge of £187m in the first half of 2022, compared with a release of £71m in the first half of 2021. The net charge in the first half of 2022 included additional stage 1 and stage 2 allowances in respect of heightened levels of uncertainty and exacerbating inflationary pressures, in part due to the broader impact of the Russia-Ukraine war. This compared with a net release in the first half of 2021 primarily relating to Covid-19 related allowances built up in 2020. Additionally, there were higher stage 3 charges in the first half of 2022.
Total operating expenses decreased by £134m, mainly driven by a lower performance-related pay accrual and a reduction due to an update in the VAT recovery rate and the recognition of a recovery of VAT paid in 2021 in France. This was partly offset by an increase of £57m in restructuring and other related costs.
Share of (loss)/profit in associates and joint ventures was a loss of £21m compared with a gain of £108m in the first half of 2021. The loss in the first half of 2022 included a loss of £24m which reflected a true-up of the prior year valuation of an associate.
Tax expense was £86m compared with a tax expense of £74m in the same period of 2021. The effective tax rate for the first half of 2022 of 26.3% was driven by movements in unrecognised deferred tax, the impact of prior year adjustments and the remeasurement of UK deferred tax balances following substantive enactment of legislation to reduce the rate of UK banking surcharge from 8% to 3% from 1 April 2023.
The effective tax rate of 9.1% for the first half of 2021 was driven by the remeasurement of UK deferred tax balances following the substantive enactment of legislation to increase the main rate of UK corporation tax from 19% to 25% from 1 April 2023 and movements in unrecognised deferred tax.

Adjusted performance

Significant revenue items by business segment – (gains)/losses
	Half-year to 30 Jun 2022
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Reported revenue	1,294	734	101	627	655	(289)	3,122
Significant revenue items	(40)	—	9	(1)	(1)	220	187
– fair value movements on financial instruments[1]	(41)	—	(5)	(1)	(1)	(1)	(49)
– restructuring and other related costs[2]	1	—	14	—	—	(1)	14
– European restructurings	—	—	—	—	—	222	222
Adjusted revenue	1,254	734	110	626	654	(69)	3,309

	Half-year to 30 Jun 2021
Reported revenue	1,114	678	230	556	714	65	3,357
Significant revenue items	10	—	100	(1)	(1)	(65)	43
– fair value movements on financial instruments[1]	10	—	(4)	(1)	(1)	—	4
– restructuring and other related costs[2]	—	—	104	—	—	(65)	39
Adjusted revenue	1,124	678	330	555	713	—	3,400

	Half-year to 31 Dec 2021
Reported revenue	929	689	80	540	562	(37)	2,763
Significant revenue items	2	—	169	—	—	(4)	167
– fair value movements on financial instruments[1]	2	—	(1)	—	—	—	1
– restructuring and other related costs[2]	—	—	170	—	—	(4)	166
Adjusted revenue	931	689	249	540	562	(41)	2,930
1    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
2    Includes losses associated with the RWA reduction commitments.

HSBC Bank plc	11

Financial Summary

Significant cost items by business segment – (recoveries)/charges
			Half-year to 30 Jun 2022
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Reported operating expenses	(970)	(456)	(178)	(309)	(469)	(205)	(2,587)
Significant cost items	—	—	33	13	4	146	196
– restructuring and other related costs	—	—	30	11	2	119	162
– European restructurings	—	—	3	2	2	27	34
Adjusted operating expenses	(970)	(456)	(145)	(296)	(465)	(59)	(2,391)

	Half-year to 30 Jun 2021
Reported operating expenses	(1,051)	(462)	(226)	(335)	(508)	(139)	(2,721)
Significant cost items	—	—	32	(8)	5	103	132
– restructuring and other related costs	—	—	32	(8)	5	91	120
– European restructurings	—	—	—	—	—	12	12
Adjusted operating expenses	(1,051)	(462)	(194)	(343)	(503)	(36)	(2,589)

	Half-year to 31 Dec 2021
Reported operating expenses	(1,013)	(456)	(362)	(276)	(473)	(161)	(2,741)
Significant cost items	—	—	71	7	1	133	212
– restructuring and other related costs	—	—	71	7	1	122	201
– European restructurings	—	—	—	—	—	11	11
Adjusted operating expenses	(1,013)	(456)	(291)	(269)	(472)	(28)	(2,529)

Net impact on profit before tax by business segment
	Half-year to 30 Jun 2022
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Reported profit/(loss) before tax	325	119	(77)	295	181	(516)	327
Net impact on reported profit or loss	(40)	—	42	12	3	366	383
– significant revenue items	(40)	—	9	(1)	(1)	220	187
– significant cost items	—	—	33	13	4	146	196
Adjusted profit/(loss) before tax	285	119	(35)	307	184	(150)	710

	Half-year to 30 Jun 2021
Reported profit/(loss) before tax	65	274	9	220	215	32	815
Net impact on reported profit or loss	10	—	132	(9)	4	38	175
– significant revenue items	10	—	100	(1)	(1)	(65)	43
– significant cost items	—	—	32	(8)	5	103	132
Adjusted profit/(loss) before tax	75	274	141	211	219	70	990

	Half-year to 31 Dec 2021
Reported profit/(loss) before tax	(85)	315	(282)	272	103	(115)	208
Net impact on reported profit or loss	2	—	240	7	1	129	379
– significant revenue items	2	—	169	—	—	(4)	167
– significant cost items	—	—	71	7	1	133	212
Adjusted profit/(loss) before tax	(83)	315	(42)	279	104	14	587

Adjusted performance
Adjusted profit before tax was £710m, down £280m or 28% compared with the first half of 2021. This was largely driven by higher ECL, lower revenue and a loss in associates and joint ventures, partly offset by lower operating expenses.
Adjusted revenue decreased by £91m or 3%, mainly in GBM Other driven by lower favourable valuation gains in Principal Investments, and in Corporate Centre due to the non-recurrence of a fair value gain from a long-standing investment in a Germany-based brokerage company and lower valuation gains in Legacy Credit. In addition, revenue in WPB was also lower in insurance manufacturing driven by lower favourable market impacts.
By contrast, revenue was higher in MSS, notably in Global FX, Securities Services and Equities, driven by strong client activity and robust risk management, although partly offset by a decrease in revenue in Global Debt Markets. Revenue also increased in Global Liquidity and Cash Management (‘GLCM’) within Global Banking and CMB, driven by the positive impact of interest rates rises and balance sheet growth, notably in the UK.

Adjusted ECL were £258m higher compared with the first half of 2021. There was a net charge of £187m compared with a net release of £71m in the first half of 2021. The net charge in the first half of 2022 was mainly driven by a deterioration in the forward economic outlook reflecting heightened levels of uncertainty and exacerbating inflationary pressures, in part due to the broader impact of the Russia-Ukraine war. This compared with a net release of stage 1 and stage 2 allowances in the first half of 2021 reflecting an improved economic outlook and stabilisation of credit risk. There were also higher levels of stage 3 charges in the first half of 2022.
Adjusted operating expenses were lower by £198m or 8%, mainly driven by a lower performance-related pay accrual and a reduction due to an update in the VAT recovery rate and the recognition of a recovery of VAT paid in 2021 in France.
Share of (loss)/profit in associates and joint ventures was a loss of £21m which included a loss of £24m from the true-up of prior year valuations of an associate. This compared with a gain of £108m in the first half of 2021.

12	HSBC Bank plc

Markets and Securities Services
Adjusted profit before tax was £285m, an increase of £210m compared with the first half of 2021, largely driven by strong revenue performance and lower operating expenses.
Revenue increased by £130m or 12%, mainly due to strong client flow, notably in Global FX and Equities. This reflected increased client activity and risk management due to elevated market volatility resulting from the Russia-Ukraine war and the macro-economic impacts from rising inflation and increasing interest rates. This was partly offset by lower revenue in Global Debt Markets, mainly driven by lower primary issuances and reduced client activity due to uncertainty caused by the Russia-Ukraine war and rising inflation.
Revenue in Securities Services was also up driven by higher net interest income, mainly from interest rates rises, partly offset by lower fees as a fall in market indices adversely impacted asset valuations.
Operating expenses decreased by £81m or 8%, mainly driven by a lower performance-related pay accrual.
Global Banking
Adjusted profit before tax was £119m, a decrease of £155m compared with the first half of 2021. This was driven by higher ECL partly offset by higher revenue.
Revenue increased by £56m or 8%, mainly in GLCM due to strategic initiatives to grow fee income and balances, supported by interest rate rises, partly offset by lower revenue in Capital Markets driven by lower transaction volumes in line with the wider market.
ECL were a net charge of £158m compared with a release of £58m in the first half of 2021. The net charge in the first half of 2022 reflected a deterioration in the forward economic outlook due to heightened levels of uncertainty in part due to the broader impact of the Russia-Ukraine war. This compared with a net release in the first half of 2021 of Covid-19-related allowances previously built up in 2020.
Operating expenses decreased by £6m or 1%, mainly due to a lower performance-related pay accrual.
Global Banking and Markets Other
Adjusted loss before tax of £35m compared with a profit of £141m in the first half of 2021, a decrease of £176m. This reflected lower revenue, partly offset by lower operating expenses.
Revenue decreased by £220m, mainly in Principal Investments driven by lower valuation gains compared with the first half of 2021. There were also lower intercompany recoveries of costs from other entities in the Group.
ECL were a net charge of £1m compared with a net release of £5m in the first half of 2021.
Operating expenses decreased by £49m, mainly driven by the movement of certain costs, which had historically been recharged to other entities in the Group, from the bank to HSBC service companies. There was a corresponding decrease in intercompany recoveries in revenue.
Commercial Banking (‘CMB’)
CMB performed well in the first half of 2022 as we continued to implement our strategy to focus on serving our international customers.
Adjusted profit before tax was £307m, an increase of £96m compared with the first half of 2021. This was mainly driven by higher revenue and lower operating expenses, partly offset by higher ECL.

Revenue increased by £71m or 13%, primarily in GLCM driven by the higher interest rate environment and growth in average deposit balances. There was also an increase in collaboration revenue from MSS products, notably Global FX.
This was partly offset by a decrease in revenue allocated from Markets Treasury.
ECL increased by £22m compared with the first half of 2021, mainly driven by higher stage 1 and stage 2 charges, reflecting a deterioration in the forward economic outlook due to heightened levels of uncertainty and exacerbating inflationary pressures, in part due to the broader impact of the Russia-Ukraine war. This compared with a net release in the first half of 2021 of Covid-19-related allowances previously built up in 2020. This was partly offset by stage 3 releases compared with charges in the first half of 2021.
Operating expenses decreased by £47m or 14%, reflecting cost discipline on discretionary spend and the impact of our cost-savings initiatives. The decrease was also driven by an update in the VAT recovery rate and the recognition of a recovery of VAT paid in 2021 in France.
Wealth and Personal Banking (‘WPB’)
Adjusted profit before tax was £184m, a decrease of £35m compared with the first half of 2021. This was due to lower revenue and higher ECL, partly offset by lower operating expenses.
Revenue decreased by £59m or 8%, mainly in insurance manufacturing in France and in the UK, largely from lower favourable market impacts driven by weaker equity market performance, although there was growth in the value of new business written.
This was partly offset by an increase in revenue from deposits in the Channel Islands and Isle of Man due to the higher interest rate environment and growth in customer balances.
ECL were a net charge of £5m compared with a net release of £9m in the first half of 2021. The net charge in the first half of 2022 mainly reflected a deterioration in the forward economic outlook due to heightened levels of uncertainty and exacerbating inflationary pressures, in part due to the broader impact of the Russia-Ukraine war. The net release in the first half of 2021 was from Covid-19-related allowances previously built up in 2020.
Operating expenses decreased by £38m or 8%, mainly driven by an increase in the VAT recovery rate and the recognition of a recovery of VAT paid in 2021 in France as well as lower staff costs and lower corporate real estate costs due to lower depreciation as certain assets have been fully written down.
Corporate Centre
Adjusted loss before tax of £150m compared with a profit of £70m in the first half of 2021. This was mainly driven by a loss in associates and joint ventures compared with a gain in the first half of 2021, as well as lower revenue.
Revenue decreased by £69m, primarily driven by the non-recurrence of a fair value gain from a long-standing investment in a Germany-based brokerage company booked in the first half of 2021 and lower valuation gains in Legacy Credit portfolios.
Operating expenses increased by £23m, driven by an increase in costs which were recharged to other entities in the Group with a corresponding increase in revenue.
Share of (loss)/profit in associates and joint ventures was a loss of £21m, of which a loss of £24m was due to a true-up of prior year valuations of an associate. This compared with a gain of £108m in the first half of 2021.

HSBC Bank plc	13

Financial Summary | Risk

Review of business position

Summary consolidated balance sheet
	At
	30 Jun	31 Dec
	2022	2021
	£m	£m
Total assets	709,701	596,611
– cash and balances at central banks	126,759	108,482
– trading assets	78,072	83,706
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	16,380	18,649
– derivatives	202,510	141,221
– loans and advances to banks	16,349	10,784
– loans and advances to customers	94,840	91,177
– reverse repurchase agreements – non-trading	57,996	54,448
– financial investments	38,743	41,300
– other assets	78,052	46,844
Total liabilities	685,709	572,896
– deposits by banks	38,623	32,188
– customer accounts	224,991	205,241
– repurchase agreements – non-trading	34,446	27,259
– trading liabilities	43,636	46,433
– financial liabilities designated at fair value	30,358	33,608
– derivatives	193,956	139,368
– debt securities in issue	8,650	9,428
– liabilities under insurance contracts	20,136	22,264
– other liabilities	90,913	57,107
Total equity	23,992	23,715
Total shareholders’ equity	23,862	23,584
Non-controlling interests	130	131

Total reported assets were 19% higher than at 31 December 2021. The group maintained a strong and liquid balance sheet with the ratio of customer advances to customer accounts slightly decreasing to 42% from 44% at 31 December 2021.
Assets
Cash and balances at central banks increased by 20% as a result of increased customer deposits and the net repurchase agreements position.
Trading assets and financial assets designated at fair value decreased by 7% and 12% respectively primarily due to a decrease in outright equity positions caused by market volatility.
Derivative assets increased by 43%. This was largely due to an increase in mark-to-market of interest rate contracts as a result of a shift in yield curves for major currencies and FX volatility.
Non-trading reverse repurchase agreements increased by 7% primarily due to an increase in market activity.
Financial investments decreased by 6% and included losses in OCI due to adverse fluctuation in value of financial instruments designated as hold-to-collect-and-sell, serving as hedges to our exposure to interest rate movement, as a result of an increase in the term market yield curves in the first half of 2022.

Liabilities
Customer accounts increased by 11% which is consistent with our funding strategy to grow customer deposits and increase stable funding.
Non-trading repurchase agreements increased by 26% reflective of the increased market activity.
Trading liabilities and financial liabilities designated at fair value balances decreased by 6% and 10% respectively reflective of market trends and volatility.
Debt securities in issue decreased by 8% primarily due to maturing medium and longer term debt.
Derivative liabilities increased by 39%. This is in line with derivative assets as the underlying risk is broadly matched.
Other assets and other liabilities increased by 67% and 59% respectively due to symmetrical movements in third-party settlement accounts and cash collateral.
Equity
Total shareholders’ equity remained broadly unchanged.

14	HSBC Bank plc

Reconciliation of alternative performance measures
Return on average ordinary shareholders’ equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.

Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for the movements in the present value of in-force long-term insurance business (‘PVIF’) and for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill, intangibles and PVIF for the period.
Return on average tangible equity excluding significant items is annualised profit attributable to ordinary shareholders, excluding changes in PVIF, significant items and bank levy (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, debit valuation adjustment (‘DVA’) and other adjustments for the period.
We provide RoTE ratio in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders’ equity and return on average tangible equity
	Half-year ended		Year ended
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	£m	£m	£m
Profit
Profit attributable to the ordinary shareholders of the parent company	178	695	847
Increase/(decrease) in PVIF (net of tax)	(122)	(117)	(149)
Significant items (net of tax)	242	74	461
Profit attributable to the ordinary shareholders, excluding PVIF and significant items	298	652	1,159
Equity
Average total shareholders’ equity	23,642	23,565	23,629
Effect of average preference shares and other equity instruments	(3,861)	(3,722)	(3,722)
Average ordinary shareholders’ equity	19,781	19,843	19,907
Effect of PVIF (net of tax)	(677)	(529)	(553)
Significant items and other adjustments (net of tax)	(145)	(81)	(92)
Average tangible equity excluding PVIF, significant items and other adjustments	18,959	19,233	19,262
Ratio
Return on average ordinary shareholders’ equity (annualised)	1.8	7.0	4.3
Return on average tangible equity (annualised)	3.1	6.8	6.1

Risk

Risk overview
The group continuously identifies and monitors risks. This process, which is informed by its risk factors and the results of its stress testing programme, gives rise to the classification of certain financial and non-financial risks. Changes in the assessment of these risks may result in adjustments to the group’s business strategy and, potentially, its risk appetite.
Our banking risks include credit risk, treasury risk, market risk, resilience risk, regulatory compliance risk, financial crime and fraud risk and model risk. We also incur insurance risk. In addition to these banking risks, we have identified top and emerging risks with the potential to have a material impact on our financial results, or reputation and the sustainability of our long-term business model.

The exposure to our risks and risk management of these are explained in more detail in the Risk section of the Report of the Directors on pages 15 to 31.
Our top and emerging risks report identifies forward-looking risks so that they can be considered in determining whether any incremental action is needed to either prevent them from materialising or to limit their effect.
Top risks are those that may have a material impact on the financial results, reputation or business model of the group in the year ahead. Emerging risks are those that have large unknown components and may form beyond a one-year horizon. If any of these risks were to occur, they could have a material effect on the group.
Our suite of top and emerging risks is subject to regular review by senior governance forums. We continue to monitor closely the identified risks and ensure robust management actions are in place, as required. Our current top and emerging risks are summarised below and discussed in more detail on page 2 of the registration statement on Form 20-F.

HSBC Bank plc	15

Risk

Risk	Trend	Description
Externally driven
Geopolitical and macroeconomic risk	▲	Our operations and portfolios are exposed to risks associated with political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. Heightened geopolitical tensions including the ongoing Russia/Ukraine war, alongside the economic impacts that continue to result from the Covid-19 pandemic, have also disrupted supply chains globally, with potential ramifications for the group. These events and rising inflation in the European region have created a marked economic slowdown which will affect our customers and our business.
Cyber threat and unauthorised access to systems	▶	The group is exposed to the risk of service disruption through technology failures or malicious activity by internal or external threats. In response to the recent geopolitical events, including the Russia-Ukraine war, enhanced monitoring of this risk is being undertaken. The group operates a continuous improvement programme to enhance our technology operations and to counter a hostile and fast-evolving cyber threat environment.
Regulatory focus on conduct of business	▶	The Compliance risk environment continues to be complex, given heightened geopolitical tensions. In the first half of 2022, the group has seen an increased regulatory focus on operational and cyber resilience, crypto-asset related risks and sanctions and wider anti-money laundering controls. These alongside other regulatory priorities may result in regulatory change requirements across the group in the short to medium term.
Financial crime and fraud risk	▲	We are supporting our customers against a backdrop of complex geopolitical, socioeconomic and technological challenges, including the Russia-Ukraine war. We are monitoring the direct and indirect impacts on the group, and using our sanctions compliance controls and expertise to respond to the new sanctions regulations, noting the challenges that arise in implementing the complex, novel and ambiguous aspects of certain sanctions. All financial crime and fraud risk drivers are regularly monitored, with management action plans in place to close any control weaknesses.
Ibor transition	▶
We are primarily exposed to regulatory compliance, legal and resilience risks as part of the transition away from demising Ibor benchmarks, in advance of their cessation dates, to new reference rates. As a result, we continue to take into account the fairness of client outcomes, our compliance with regulatory expectations and the operation of our systems and processes. We continue to support the transition of a small number of contracts in demised Ibors and have begun our customer engagement for US dollar Libor transition.

Environmental, social and governance	▲
We are exposed to ESG risks relating to climate change, nature and human rights. These risks have increased owing to the pace and volume of regulatory developments across the region, and stakeholders placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. If we fail to meet evolving regulatory and stakeholder expectations on ESG risk management as a result of any event, behaviour, action or inaction this may result in financial and non-financial risks for us, including potential reputational consequences.

Internally driven
People risk	▲	We monitor workforce capacity and capability requirements in line with our published growth strategy, alongside risks related to employment relations, practices, culture and conduct. People risk has heightened in the first half of 2022 as the region is exposed to capacity and capability risks associated with the retention of employees, combined with persistent Covid-19 impacts as well as the effects of the current geopolitical tensions on our employees. Strong oversight continues to be maintained over people risks arising from business changes and measures are being rolled out to support our people with challenges resulting from the current heightened inflationary pressures.
IT systems infrastructure and resilience	▶	We continue to monitor and improve our IT systems and network resilience, both on our premises and on the Cloud to minimise service disruption and improve customer experience. To support the business strategy, we strengthened our end to end management, build and deployment controls and system monitoring capabilities. We continue to seek to reduce the complexity of our technology estate and consolidate our core banking systems onto a single strategic platform.
Execution risk	▶	Failure to effectively prioritise, manage and deliver change impacts our ability to achieve our strategic objectives. Our transformation programme continues to oversee all initiatives mobilised to deliver the commitments made to restructure the business and reduce costs. Given the scale, complexity and pace of strategic change within the group, we must monitor, manage and oversee change execution risk to ensure our change portfolios and initiatives continue to deliver the right control uplift and outcomes for our customers, people, investors and communities.
Model risk	▶
Evolving regulatory requirements are driving material changes to models across the banking industry with particular focus on capital models. In addition, new technologies such as machine learning are also driving changes to the model landscape and the group’s strategic focus on Climate risk is leading to new areas of modelling being developed. A key area of focus is ensuring our standards, processes and controls are adequate to identify, measure and manage the resulting model risks.

Data management	▶	We use data to serve our customers and run our internal operations, often in real-time within digital journeys and processes. If this data is not accurate and timely, our ability to serve customers, operate with resilience, or meet regulatory requirements could be impacted. We must ensure the confidentiality of data and comply with the growing number of laws and regulations governing data privacy and the cross-border movement of data.
Third-party risk management	▶	We procure services and goods from a range of third parties. It is critical that we have appropriate risk management policies, processes and practices over the selection and governance of third parties and their supply network, particularly for key activities that could affect our operational resilience. Any deficiency in the management of risks associated with our third parties could affect our ability to support our customers and meet regulatory expectations.

▲	Risk has heightened during the first half of 2022
▶	Risk remains at the same level as 31 December 2021

Managing risk
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The repercussions from the Russia-Ukraine war, alongside other current geopolitical tensions and challenging economic conditions, have impacted our customers and our organisation throughout the first half of 2022. Despite the roll-out of Covid-19 vaccines across Europe, the pandemic continued to cause varying degrees of uncertainty. We continue to focus on improving the quality and timeliness of the data used to inform management decisions, through measures such as early warning indicators, prudent active risk management of our risk appetite, and ensuring regular communication with our Board and key stakeholders.

16	HSBC Bank plc

Our risk appetite
Our risk appetite defines our desired forward-looking risk profile, and informs the strategic and financial planning process. It provides an objective baseline to guide strategic decision making, helping to ensure that planned business activities provide an appropriate balance of return for the risk assumed, while remaining within acceptable risk levels. Risk appetite supports senior management in allocating capital, funding and liquidity optimally to finance growth, while monitoring exposure to non-financial risks.
Capital and liquidity remain at the core of our risk appetite framework, with forward-looking statements informed by stress testing. We continue to develop our climate risk appetite as we engage with businesses on including climate risk in decision making and starting to embed climate risk appetite into business planning.

Top and emerging risks
Our top and emerging risks report identifies forward-looking risks so that they can be considered in determining whether any incremental action is needed to either prevent them from materialising or to limit their effect.
Top risks are those that may have a material impact on our financial results, reputation or business model in the year ahead. Emerging risks are those that have large unknown components and may form beyond a one-year horizon. If any of these risks were to occur, they could have a material effect on the group.
Our suite of top and emerging risks is subject to regular review by senior governance forums. We continue to monitor closely the identified risks and ensure robust management actions are in place, as required.
Our current top and emerging risks are summarised on the next page and discussed in more detail on page 2 of the registration statement on Form 20-F.

Areas of special interest
During the first half of 2022, a number of areas have been identified and considered as part of our top and emerging risks because of the effect they may have on the group. In this section we have focused on geopolitical and macroeconomic risk; climate-related risks and Ibor transition.
Geopolitical and macroeconomic risk
Our operations and portfolios are exposed to risks associated with political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets.
Heightened geopolitical tensions, alongside challenges resulting from the Covid-19 pandemic, have disrupted supply chains globally and created potential negative ramifications for the group. The Russia-Ukraine war has led to elevated geopolitical tensions and resulted in the US, the UK and the EU, as well as other territories, imposing significant sanctions and other trade restrictions against the Russian government and its officials, alongside individuals with close ties to the Russian government and a number of Russian financial institutions and companies. Russia has implemented certain countermeasures in response. We continue to respond to the extensive sanctions and trade restrictions that have been imposed. The challenges that arise in implementing the complex, novel and ambiguous aspects of certain sanctions could create additional regulatory compliance and reputational risks for the group.
The Russia-Ukraine conflict continues to have far-reaching geopolitical and economic implications and we are monitoring the direct and indirect impacts of the war on the group. Our business in Russia principally serves multinational corporate clients headquartered in other countries and is not accepting new business or customers, and is consequently on a declining trend. Following a strategic review of our business in Russia, HSBC
Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory approvals.
Global commodity markets have been significantly impacted by the Russian-Ukraine war and the Covid-19 pandemic, leading to sustained supply chain disruptions. This has resulted in product shortages appearing across the European region and increased prices for both energy and non-energy commodities (such as food). The resulting sharp increase in inflation is creating further challenges for monetary authorities and our customers. The ongoing uncertainty, rise in the cost of living and decline in consumer confidence has helped contribute to an economic slowdown.
Central banks have stepped up the pace of policy tightening in 2022 to help ease inflationary pressures, including in Europe, where the ECB has begun to increase interest rates. Price pressures may increase further in coming months as the effects of the Russia-Ukraine war and supply chain disruptions intensify. This may lead central banks to increase tightening to a greater level than currently envisaged. There is an increasing risk that a combination of significant monetary policy tightening and worse-than-anticipated economic effects from the Russia-Ukraine war, including as a result of continued pressure exerted through extensive sanctions, trade restrictions and Russian countermeasures, could precipitate a recession in Europe and other parts of the global economy. We will continue to monitor our risk profile closely in the context of uncertainty over monetary policy.
Second order impacts from the Russia-Ukraine war and other geopolitical events remain uncertain and may lead to significant credit losses on specific exposures, which may not be fully captured in our ECL estimates. Higher inflationary concerns in the region are also having an impact on ECL. In the first half of 2022 we continued to carry out enhanced monitoring of model outputs and use of model overlays, including management judgemental adjustments based on the expert judgement of senior credit risk managers. Inflation has been considered both directly in certain models, and assessed via adjustments where not directly considered. Continuing economic uncertainty resulting from heightened inflation could cause ECL model inputs to produce modelled loss results that are not reliable. Government programmes implemented across Europe during the Covid-19 pandemic to support businesses and individuals also impacted the level of credit losses, which in turn may have impacted the longer-term reliability of our loss and capital models. As a result, these models may require significant change.
Political disagreements between the UK and the EU, notably over the future operation of the Northern Ireland Protocol (the ‘Protocol’) have stalled the creation of a framework for voluntary regulatory cooperation in financial services following the UK’s withdrawal from the EU. While negotiations are continuing, it is unclear whether or when an agreement over the Northern Ireland Protocol will be reached, particularly as the UK government is currently in a period of political uncertainty amid a leadership election to replace Boris Johnson as Prime Minister. In June 2022, the UK government published proposed legislation which seeks to amend the Protocol in a number of respects. The terms of such proposal may be subject to legal challenge by the EU and any such dispute, together with any retaliatory action that the EU may take, could further complicate the terms of trade between the UK and the EU and potentially prevent progress in other areas such as financial services. We are monitoring the situation closely, including the potential impacts on our customers.
Our business could also be adversely affected by economic or political developments in regions of the world outside Europe. This reflects our extensive business links, through members of the Group and other entities, in Asia and elsewhere. Diplomatic tensions between China and the US, extending to the UK, the EU, India and other countries, and political developments in Hong Kong and Taiwan, may adversely affect the group. The US, the UK, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese persons and

HSBC Bank plc	17

Risk
companies. In response to foreign sanctions and trade restrictions, China has also announced sanctions, trade restrictions and laws that could impact the group and its customers.
Despite the roll-out of vaccines in the EU and around the world, the Covid-19 pandemic and its effect on the global economy have continued to impact our customers and organisation. High vaccination rates in 2022 maintained across Europe have enabled the removal of most Covid-19-related restrictions on activity and constraints on travel. Countries continue to differ in their approach to restrictions and where restrictions remain during potential future Covid-19 pandemic waves, this could prolong or worsen supply chain and international travel disruptions. Renewed outbreaks and new Covid-19 variants and sub-variants pose a continuing risk and could result in governments across Europe reintroducing restrictions, which could impact our personal and business customers.
Our Central scenario used to calculate impairment assumes that economic growth across our key markets will slow in the near term due to the impacts of supply disruptions and price inflation with growth to return to long-term expected trend in later years. However, there is a high degree of uncertainty associated with economic forecasts in the current environment and there are significant risks to our Central scenario. For further details of our Central and other scenarios, see ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 24.
We continue to monitor the geopolitical and macroeconomic situation closely, and given the significant uncertainties, additional mitigating actions may be required.
Climate-related risks
The pace of policy and regulatory developments focusing on climate risk management, disclosures, and stress testing and scenario analysis continued to increase in 2022. The Russian invasion of Ukraine continues to significantly impact the global commodity markets, necessitating actions in the short term around energy security. While these actions may impact the near-term transition path for the group and our customers, we remain committed to the HSBC Group climate strategy to align our own operations and supply chain to net zero by 2030, and the financed emissions from our portfolio of customers to net zero by 2050. As announced by the HSBC Group in March 2022, the Group intends to publish a climate transition plan in 2023, and have committed to a science-aligned phase-down of fossil fuel finance, and a review of our wider financing and investment policies critical to achieving net zero by 2050.
Our most material risks in terms of managing climate risk relate to corporate and retail client financing within our banking portfolio. We continue to monitor the impacts of climate risk and further embed our approach across our key risk areas, priority countries and business lines.
We have refreshed our credit risk policy to further embed climate risk considerations into our corporate credit decisions for new money requests and delivered guidance on the oil and gas, power and utilities and metals and mining sectors. We continue to develop guidance for our other higher transition risk sectors. To help with risk assessment, our developing transition and physical risk questionnaire is currently live across 10 sectors and over 10 countries to determine the level of transition risk and physical risk exposure which may affect credit decisioning.
In addition to financial risks arising in our corporate banking portfolio, we could also face increased reputational, legal and regulatory risks as we make progress towards our net zero ambition, as stakeholders are likely to place a greater focus on our actions, investment decisions and disclosures related to this ambition. We will face these same risks if we are perceived to have misled stakeholders regarding our climate strategy, the climate impact of a product or service, or regarding the commitments of our customers. In response to this risk, we have published guidance to increase awareness of greenwashing risk across the first and second lines of defence.
We continued to develop our climate stress testing and scenario capabilities, including model development, and delivered regulatory climate stress tests. These are being used to further improve our understanding of our risk exposures for use in risk management and business decision making.
While climate risk reporting, in particular reporting on financed emissions, has improved over time, data quality and consistency continues to be a key dependency as we develop our risk appetite and metrics throughout the remainder of 2022.
The methodologies we have used may develop over time in line with market practice and regulations, as well as owing to developments in climate science. Any developments in data and methodologies could result in revisions to reported data going forward, including on financed emissions, meaning that reported figures may not be reconcilable or comparable year-on-year. We may also have to re-evaluate our progress towards our climate-related targets in future and this could result in reputational, legal and regulatory risks.
We have also created a product enhancement guide to outline how climate considerations should be embedded into existing product governance processes throughout the product lifecycle, across the group.
Ibor transition
The publication of sterling, Swiss franc, euro and Japanese yen Libor interest rate benchmarks, as well as Euro Overnight Index Average (‘Eonia’) ceased from the end of 2021. Our interbank offered rate (‘Ibor’) transition programme, which is tasked with the development of new near risk-free rate (‘RFR’) products and the transition of legacy Ibor products, has continued to transition a limited number of remaining contracts in these benchmarks to RFRs, or alternative rates.
During the first half of 2022, we continued to develop processes, technology and RFR product capabilities in our remaining locations that have a requirement for US dollar Libor alternatives. We also implemented controls and are monitoring to help ensure we do not undertake any new US dollar Libor contracts outside of agreed upon exemptions and that we control the associated risks. We have begun to engage with our clients to support them through the transition of their US dollar Libor and other demising Ibor contracts, with progress made on the transition of trade, hedging and uncommitted lending facilities.
We continue to actively engage in market and industry discussions around the transition of US dollar Libor and other demising Ibors, and consultations related to ceasing the use of ‘synthetic’ sterling and Japanese yen Libor.
While we have less than 30 lending and derivatives contracts remaining in Ibors that demised from the end of 2021, we continue to engage with our clients and industry bodies to help ensure that contracts can be transitioned with fair client outcomes.
For US dollar Libor and other demising Ibors, we continue to be exposed to, and actively monitor, risks including:
•Regulatory compliance and conduct risks: The transition of legacy contracts, or sales of products referencing RFRs, may not deliver fair client outcomes;
•Resilience and operational risks: Changes to manual and automated processes, made in support of new RFR methodologies and the transition of large volumes of contracts may lead to operational issues;
•Legal risk: Issues arising from the use of legislative solutions and from legacy contracts that the group is unable to transition may result in unintended or unfavourable outcomes for clients and market participants. This could potentially increase the risk of disputes;
•Model risk: As a result of changes to our models, to replace Ibor related data, there is a risk that the accuracy of model output is adversely affected;
•Market risk: As a result of differences in Libor and RFR interest rates, we are exposed to basis risk resulting from the asymmetric adoption of rates across assets, liabilities and products.

18	HSBC Bank plc

Based on our experience in transitioning contracts referencing Ibors that demised from the end of 2021, and assessment of the risks that relate to the transition of US dollar Libor contracts, we do not believe that our risk position has materially changed during the first half of 2022. Increased market and industry use of alternative rates, including the Secured Overnight Funding Rate (‘SOFR’), have further reduced potential risks relating to the transition away from US dollar Libor. We will continue to monitor market initiatives and have developed controls and plans to help mitigate these risks. We will monitor these risks through the development of our product capabilities and the transition of legacy contracts, with a focus on fair client outcomes.
Throughout the remainder of 2022, and into 2023, we are committed to engaging with our clients and investors to complete an orderly transition from the remaining Ibors. Additionally, following the recent announcement relating to the cessation of the Canadian dollar offered rate (‘CDOR’) after June 2024, we are assessing the impacts and will take appropriate actions to effect the transition.

Financial instruments impacted by Ibor reform

	Financial instruments yet to transition to alternative benchmarks, by main benchmark
	USD Libor	GBP Libor	EONIA	Others[1]
At 30 Jun 2022	£m	£m	£m	£m
Non-derivative financial assets[2]
Loans and advances to customers	5,678	—	—	—
Financial investments	1,167	16	—	—
Others	771	116	—	—
Total non-derivative financial assets	7,616	132	—	—
Non-derivative financial liabilities
Subordinated liabilities	1,274	—	—	—
Others	519	—	—	—
Total non-derivative financial liabilities	1,793	—	—	—
Derivative notional contract amount
Foreign exchange	8,198	1,423	—	965
Interest rate	1,720,110	2,249	1,490	4,356
Others	—	—	—	144,453
Total derivative notional contract amount	1,728,308	3,672	1,490	149,774

At 31 Dec 2021
Non-derivative financial assets[2]
Loans and advances to customers	5,999	2,562	—	26
Financial investments	1,171	140	—	—
Others	693	499	—	—
Total non-derivative financial assets	7,863	3,201	—	26
Non-derivative financial liabilities
Subordinated liabilities	1,145	—	—	—
Others	479	181	—	—
Total non-derivative financial liabilities	1,624	181	—	—
Derivative notional contract amount
Foreign exchange	8,288	1,568	—	1,080
Interest rate	1,567,577	215,377	1,679	76,059
Others	—	—	—	—
Total derivative notional contract amount	1,575,865	216,945	1,679	77,139
1    Comprises financial instruments referencing other significant demising benchmark rates (euro Libor, Swiss franc Libor, Japanese Yen Libor, SOR and THBFIX Sibor).
2    Gross carrying amount excluding allowances for expected credit losses.
3    The amounts in the above table do not represent amounts at risk as the steps to transition for certain trades have been completed.
The amounts in the above table relate to the group's main operating entities where we have material exposures impacted by Ibor reform, including in the United Kingdom, France and Germany. The amounts provide an indication of the extent of the group’s exposure to the Ibor benchmarks that are due to be replaced. Amounts are in respect of financial instruments that:
•Contractually reference an interest rate benchmark that is planned to transition to an alternative benchmark;
•Have a contractual maturity date beyond the date by which the reference interest rate benchmark is expected to cease; and
•Are recognised on the group’s consolidated balance sheet.

Interest rate benchmark reform: Amendments to IFRS 9 and IAS 39 ‘Financial Instruments’
The group has applied both the first set of amendments (‘Phase 1’) and the second set of amendments (‘Phase 2’) to IFRS 9 and IAS 39 applicable to hedge accounting. The hedge accounting relationships that are affected by Phase 1 and Phase 2 amendments are presented in the balance sheet as ‘Financial assets designated and otherwise mandatorily measured at fair value through other comprehensive income’, ‘Loans and advances to customers’, ‘Debt securities in issue’ and ‘Deposits by banks’. The notional value of the derivatives impacted by the Ibor reform, including those designated in hedge accounting relationships, is disclosed above in the section ‘Financial instruments impacted by Ibor reform’. It is expected that the transition out of US dollar Libor hedging derivatives will be largely completed by the end of 2022. This transition does not necessitate any new approaches compared with the mechanisms used so far for transition and it will not be necessary to change the transition risk management strategy. There is no significant judgement required for US dollar Libor to determine whether and when the transition uncertainty has been resolved.
For some of the Ibors included under the ‘Other’ header in the table below, judgement was needed to establish whether a transition is required. This is because there are Ibor benchmarks subject to computation improvements and insertion of fallback provisions where their administrators have yet to provide full clarity on whether or when these Ibor benchmarks will be demised.

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Risk
The notional amounts of interest rate derivatives designated in hedge accounting relationships do not represent the extent of the risk exposure managed by the group but they are expected to be directly affected by market-wide Ibor reform and in scope of
Phase 1 amendments and are shown in the table below. The cross-currency swaps designated in hedge accounting relationships and affected by Ibor reform are not significant and have not been presented below:

Hedging instrument impacted by Ibor reform
	Hedging instrument
	Impacted by Ibor reform				Not Impacted by Ibor reform	Notional Amount[3]
	EUR[1]	USD	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Fair Value Hedges	7,357	351	121	7,829	23,627	31,456
Cash Flow Hedges	5,213	—	—	5,213	13,170	18,383
At 30 Jun 2022	12,570	351	121	13,042	36,797	49,839

Fair Value Hedges	6,407	336	124	6,867	17,619	24,486
Cash Flow Hedges	5,877	—	—	5,877	9,190	15,067
At 31 Dec 2021	12,284	336	124	12,744	26,809	39,553
1    The notional contract amounts of euro interest rate derivatives impacted by Ibor reform mainly comprise hedges with Euribor benchmarks.
2    Other benchmarks impacted by Ibor reform comprise derivatives that are expected to be impacted by the transition, but do not have a published cessation date.
3    The notional contract amounts of interest rate derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.

Key developments in the first half of 2022
We continued to actively manage those risks related to the Russia-Ukraine war and broader macroeconomic and geopolitical uncertainties alongside the continued risks resulting from the Covid-19 pandemic during the first half of 2022, as well as other key risks described in this section. In addition, we enhanced our risk management in the following areas:
•We have continued to improve our risk governance decision making, particularly with regard to the governance of treasury risk to ensure senior executives have appropriate oversight and visibility of macroeconomic trends around inflation and interest rates.
•We enhanced our enterprise risk reporting processes to place a greater focus on our emerging risks, including by capturing the materiality, oversight and individual monitoring of these risks.
•We enhanced our third-party risk management framework and processes to improve visibility of the role our material third parties play in our operational resilience and including compliance with regulatory requirements by our supply network. Further work on enhancing this framework will continue during 2022.
•We enhanced, and continue to embed, the governance and oversight around model adjustments and related processes for IFRS 9 models.
•We are refreshing our financial crime policies, ensuring they remain up-to-date and address changing and emerging risks, and we continue to monitor regulatory changes.

Credit risk

Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products, such as guarantees and derivatives.

Credit risk in the first half of 2022
There were no material changes to credit risk policy in the first half of 2022.
During the first half of 2022, we adopted the EBA 'Guidelines on the application of definition of default’ for our retail portfolios. This did not have a material impact on our retail portfolios. This was undertaken for our wholesale lending portfolios during 2021.
A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page F-79 of the registration statement on Form 20-F.
At 30 June 2022, gross loans and advances to customers and banks of £112.4bn increased by £9.3bn, compared with
31 December 2021. This included favourable foreign exchange movements of £1.7bn. Excluding foreign exchange movements, the growth was driven by a £2.5bn increase in wholesale loans and advances to customers and a £5.2bn increase in loans and advances to banks.
This was partly offset by a £0.1bn decrease in personal loans and advances to customers.
At 30 June 2022, the allowance for ECL of £1,470m increased by £211m compared with 31 December 2021. The allowance comprised £1,372m in respect of assets held at amortised cost, £74m in respect of loan commitments and financial guarantees, and £24m in respect of debt instruments measured at FVOCI.
Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers increased by £50m from 31 December 2021.
This was mainly attributable to:
•a £90m increase in wholesale loans and advances to customers, of which £57m was driven by stage 1 and 2, and £33m was driven by stage 3; and
•a £42m decrease in personal loans and advances to customers in stage 3.
The ECL charge for the first six months of 2022 was £187m, inclusive of recoveries. This was mainly driven by higher stage 2 and 3 charges, heightened economic uncertainty and inflationary pressures.
At 30 June 2022, net credit exposures to Russia of £1bn (£1.1bn gross carrying amounts and £0.1bn allowances for ECL) were reclassified to assets held for sale as we have entered into an agreement to sell HSBC Bank (RR) (Limited Liability Company), subject to regulatory approvals.

20	HSBC Bank plc

Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS9 are applied and the associated allowance for ECL.
The following tables analyse loans by industry sector which represent the concentration of exposures on which credit risks are managed.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 30 Jun 2022		At 31 Dec 2021
	Gross carrying/ nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	£m	£m	£m	£m
Loans and advances to customers at amortised cost	96,064	(1,224)	92,331	(1,154)
– personal	25,738	(126)	25,394	(163)
– corporate and commercial	57,678	(1,021)	56,087	(964)
– non-bank financial institutions	12,648	(77)	10,850	(27)
Loans and advances to banks at amortised cost	16,384	(35)	10,789	(5)
Other financial assets measured at amortised cost	253,869	(113)	202,137	(9)
– cash and balances at central banks	126,759	—	108,482	—
– items in the course of collection from other banks	801	—	346	—
– reverse repurchase agreements – non-trading	57,996	—	54,448	—
– financial investments	1,563	—	10	—
– prepayments, accrued income and other assets[2]	66,750	(113)	38,851	(9)
Total gross carrying amount on-balance sheet	366,317	(1,372)	305,257	(1,168)
Loans and other credit related commitments	134,227	(59)	115,695	(55)
– personal	2,432	—	2,269	(1)
– corporate and commercial	65,672	(54)	63,352	(48)
– financial	66,123	(5)	50,074	(6)
Financial guarantees[3]	3,944	(15)	11,054	(17)
– personal	25	—	26	—
– corporate and commercial	2,764	(14)	9,894	(16)
– financial	1,155	(1)	1,134	(1)
Total nominal amount off-balance sheet[4]	138,171	(74)	126,749	(72)
	504,488	(1,446)	432,006	(1,240)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	£m	£m	£m	£m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	37,077	(24)	41,188	(19)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes only those financial instruments which are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the consolidated balance sheet on page 57 includes both financial and non-financial assets.
3    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
4    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.
The following table provides an overview of the group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
•    Stage 1: These financial assets are unimpaired and without a significant increase in credit risk for which a 12-month allowance for ECL is recognised.
•    Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.

•    Stage 3: There is objective evidence of impairment and the financial assets are therefore considered to be in default or otherwise credit impaired for which a lifetime ECL is recognised.
•    POCI: Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

HSBC Bank plc	21

Risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 June 2022
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	78,445	15,220	2,397	2	96,064	(94)	(215)	(913)	(2)	(1,224)	0.1	1.4	38.1	100.0	1.3
– personal	23,981	1,432	325	—	25,738	(14)	(27)	(85)	—	(126)	0.1	1.9	26.2	—	0.5
– corporate and commercial	42,567	13,286	1,823	2	57,678	(77)	(179)	(763)	(2)	(1,021)	0.2	1.3	41.9	100.0	1.8
– non-bank financial institutions	11,897	502	249	—	12,648	(3)	(9)	(65)	—	(77)	—	1.8	26.1	—	0.6
Loans and advances to banks at amortised cost	16,230	89	65	—	16,384	(1)	(18)	(16)	—	(35)	—	20.2	24.6	—	0.2
Other financial assets measured at amortised cost	253,523	208	138	—	253,869	(7)	(53)	(53)	—	(113)	—	25.5	38.4	—	—
Loan and other credit-related commitments	128,481	5,570	176	—	134,227	(17)	(30)	(12)	—	(59)	—	0.5	6.8	—	—
– personal	2,366	61	5	—	2,432	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	60,409	5,095	168	—	65,672	(16)	(26)	(12)	—	(54)	—	0.5	7.1	—	0.1
– financial	65,706	414	3	—	66,123	(1)	(4)	—	—	(5)	—	1.0	—	—	—
Financial guarantees[1]	3,366	509	69	—	3,944	—	(7)	(8)	—	(15)	—	1.4	11.6	—	0.4
– personal	22	2	1	—	25	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	2,329	368	67	—	2,764	—	(7)	(7)	—	(14)	—	1.9	10.4	—	0.5
– financial	1,015	139	1	—	1,155	—	—	(1)	—	(1)	—	—	100.0	—	0.1
At 30 Jun 2022	480,045	21,596	2,845	2	504,488	(119)	(323)	(1,002)	(2)	(1,446)	—	1.5	35.2	100.0	0.3
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
3    Purchased or originated credit-impaired ('POCI').
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (‘DPD’) and are transferred from stage 1 to stage 2. The following disclosure presents the ageing of stage 2 financial assets by those less than 30 and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (‘30 DPD’) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis at 30 June 2022
	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	15,220	82	400	(215)	(3)	(2)	1.4	3.7	0.5
– personal	1,432	50	50	(27)	(3)	(2)	1.9	6.0	4.0
– corporate and commercial	13,286	32	279	(179)	—	—	1.3	—	—
– non-bank financial institutions	502	—	71	(9)	—	—	1.8	—	—
Loans and advances to banks at amortised cost	89	—	8	(18)	—	—	20.2	—	—
Other financial assets measured at amortised cost	208	3	3	(53)	—	(2)	25.5	—	66.7
1    Days past due ('DPD'). Up-to-date accounts in stage 2 are not shown in amounts presented above.
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

22	HSBC Bank plc

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2021 (continued)
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	80,730	9,121	2,478	2	92,331	(86)	(158)	(908)	(2)	(1,154)	0.1	1.7	36.6	100.0	1.2
– personal	24,255	686	453	—	25,394	(22)	(16)	(125)	—	(163)	0.1	2.3	27.6	—	0.6
– corporate and commercial	46,237	8,066	1,782	2	56,087	(58)	(137)	(767)	(2)	(964)	0.1	1.7	43.0	100.0	1.7
– non-bank financial institutions	10,238	369	243	—	10,850	(6)	(5)	(16)	—	(27)	0.1	1.4	6.6	—	0.2
Loans and advances to banks at amortised cost	10,750	39	—	—	10,789	(4)	(1)	—	—	(5)	—	2.6	—	—	—
Other financial assets measured at amortised cost	202,048	47	42	—	202,137	—	—	(9)	—	(9)	—	—	21.4	—	—
Loan and other credit related commitments	107,922	7,571	202	—	115,695	(25)	(22)	(8)	—	(55)	—	0.3	4.0	—	—
– personal	2,152	114	3	—	2,269	(1)	—	—	—	(1)	—	—	—	—	—
– corporate and commercial	56,325	6,829	198	—	63,352	(20)	(20)	(8)	—	(48)	—	0.3	4.0	—	0.1
– financial	49,445	628	1	—	50,074	(4)	(2)	—	—	(6)	—	0.3	—	—	—
Financial guarantees[1]	10,215	740	99	—	11,054	(3)	(7)	(7)	—	(17)	—	0.9	7.1	—	0.2
– personal	23	2	1	—	26	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	9,257	540	97	—	9,894	(2)	(7)	(7)	—	(16)	—	1.3	7.2	—	0.2
– financial	935	198	1	—	1,134	(1)	—	—	—	(1)	0.1	—	—	—	0.1
At 31 Dec 2021	411,665	17,518	2,821	2	432,006	(118)	(188)	(932)	(2)	(1,240)	—	1.1	33.0	100.0	0.3
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
3    Purchased or originated credit-impaired ('POCI').

Stage 2 days past due analysis at 31 December 2021 (continued)
	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	9,121	56	237	(158)	(1)	(1)	1.7	1.8	0.4
– personal	686	49	29	(16)	(1)	(1)	2.3	2.0	3.4
– corporate and commercial	8,066	7	199	(137)	—	—	1.7	—	—
– non-bank financial institutions	369	—	9	(5)	—	—	1.4	—	—
Loans and advances to banks at amortised cost	39	—	—	(1)	—	—	2.6	—	—
Other financial assets measured at amortised cost	47	—	—	—	—	—	—	—	—
1    Days past due ('DPD'). Up-to-date accounts in stage 2 are not shown in amounts presented above.
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.
Stage 2 decomposition as at 30 June 2022
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers. It also sets out the reasons why an exposure is classified as stage 2 as at 30 June 2022.
The quantitative classification shows gross carrying values and allowances for ECL for which the applicable reporting date probability of default (‘PD’) measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in
Note 1.2 ‘Summary of significant accounting policies’, on page F-13 of the registration statement on Form 20-F.
The qualitative classification primarily accounts for credit risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
A summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of significant accounting policies’ on page F-13 of the registration statement on Form 20-F.

Loans and advances to customers at 30 June 2022[1]
	Gross carrying amount				Allowance for ECL				ECL Coverage % Total
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total
The group	£m	£m	£m	£m	£m	£m	£m	£m	%
Quantitative	465	8,488	160	9,113	(19)	(87)	(2)	(108)	1.2
Qualitative	927	4,519	271	5,717	(8)	(92)	(7)	(107)	1.9
30 DPD backstop[2]	40	279	71	390	—	—	—	—	—
Total stage 2	1,432	13,286	502	15,220	(27)	(179)	(9)	(215)	1.4

HSBC Bank plc	23

Risk

Loans and advances to customers at 31 December 2021[1]
	Gross carrying amount				Allowance for ECL				ECL Coverage % Total
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total
The group	£m	£m	£m	£m	£m	£m	£m	£m	%
Quantitative	561	3,611	162	4,334	(13)	(41)	(1)	(55)	1.3
Qualitative	102	4,260	198	4,560	(2)	(96)	(4)	(102)	2.2
30 DPD backstop[2]	23	195	9	227	(1)	—	—	(1)	0.4
Total stage 2	686	8,066	369	9,121	(16)	(137)	(5)	(158)	1.7
1    Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2    Days past due (‘DPD’).

Measurement uncertainty and sensitivity analysis of ECL estimates
There continues to be a high degree of uncertainty in relation to economic scenarios. The increased risks of lower economic growth with higher inflation and unemployment have been exacerbated by the geopolitical environment and the effects of global supply chain disruption. The level and speed of recovery from the global pandemic remains volatile. As a result of this uncertainty, management judgements and estimates continue to reflect a degree of caution both in the selection of economic scenarios and their weightings, and in the use of management judgemental adjustments, described in more detail below. Additional stage 1 and 2 allowances were recorded in respect of the heightened levels of uncertainty.
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-weight the results to determine an unbiased ECL estimate.
Methodology
Five economic scenarios have been used to capture the current economic environment and to articulate management’s view of the range of potential outcomes. Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Of the four standard scenarios, three are drawn from consensus forecasts and distributional estimates. The fourth scenario, Downside 2, represents management’s view of severe downside risks. In second quarter of 2022, management chose to use an additional fifth scenario, known as Downside 1, to ensure that current supply-side risks are sufficiently reflected in forward economic guidance. The scenario is designed to capture the implications of a sustained global supply shock that keeps inflation elevated for a long period, raises unemployment and depresses GDP growth.
The use of an additional scenario is in line with HSBC’s forward economic guidance methodology. Management may include additional scenarios when consensus scenarios are determined to inadequately capture the economic risks faced by the Group. Unlike the consensus scenarios, these additional scenarios are driven by narrative assumptions aligned to an identified risk and may incorporate shocks that drive economic activity permanently away from long-term trend.

Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC, with reference to external forecasts specifically for the purpose of calculating ECL.
Economic forecasts are subject to a high degree of uncertainty in the current environment. Risks to the outlook are dominated by the actions of central banks as they raise interest rates to bring inflation back to target and curtail a rise in inflation expectations. The implications of the war in Ukraine and the progression and management of the pandemic in Asia also remain key sources of uncertainty. Other geopolitical risks, such as the evolution of the UK’s relationship with the EU and differences between the US and China over a range of strategic issues, also present downside risks.
The five global scenarios used for the purpose of calculating ECL at 30 June 2022 are the consensus Central scenario, the consensus Upside scenario, the consensus Downside scenario, the Downside 1 scenario and the Downside 2 scenario.
The scenarios used to calculate ECL in the Interim Report 2022 are described below.
The consensus Central scenario
HSBC’s Central scenario features a gradual slowdown in GDP growth through 2022 and 2023, following a strong recovery in 2021. Unemployment is expected to remain low through this period.
GDP forecasts have been lowered in recent quarters. The sharp rise in inflation, related to supply shortages and rising commodity prices, has started to weigh on growth as costs rise and real income growth stalls.
The Central scenario assumes that inflation peaks in 2022 and, supported by tighter monetary policy, reverts back towards central bank targets by the end of 2023.
Global GDP is expected to grow by 3.3% in 2022 in the Central scenario. The average rate of global GDP growth is expected to be 2.8% over the forecast period, which is in line with the average growth rate over the five-year period prior to the onset of the pandemic.

24	HSBC Bank plc

Across the key markets, the Central scenario assumes the following:
•Economic growth is expected to slow in the near term as supply chain disruptions and price inflation diminish purchasing power. Growth is expected to return to long-term expected trend in later years as supply chain issues are assumed to ease and inflation returns towards their target.
•Unemployment is expected to remain close to pre-pandemic levels and labour market conditions remain tight across our key markets.
•Inflation is expected to remain elevated in 2022 as commodity, food and goods prices remain high. Inflation is subsequently expected to converge back to central bank targets over the next two years of the forecast.
•Policy interest rates in key markets are expected to rise over the first 18 months of the projection period as central banks tighten policy to bring inflation back towards their targets. Thereafter, they settle at higher levels than they were pre-pandemic.
•The West Texas Intermediate oil price is expected to average above $100 in the first two years of the forecast, before dropping back as supply constraints ease. Over the entire projection the oil price is expected to average $81 per barrel.
The Central scenario was created from consensus forecasts available in May, and subsequently updated in June. Dispersion between the constituent forecasts of the consensus remains unusually high, suggesting an elevated level of uncertainty. As a consequence, probability weights assigned to the Central scenario vary from 40% to 50% to reflect the uncertainty inherent in economic forecasts across markets.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Central scenario.

Central scenario (3Q22-2Q27)
	UK %	France %
GDP growth rate
2022: Annual average growth rate	3.7	2.9
2023: Annual average growth rate	1.4	1.8
2024: Annual average growth rate	1.6	1.6
5-year average	1.6	1.5
Unemployment rate
2022: Annual average rate	4.0	7.5
2023: Annual average rate	4.2	7.4
2024: Annual average rate	4.1	7.3
5-year average	4.1	7.3
House price growth
2022: Annual average growth rate	9.2	5.8
2023: Annual average growth rate	2.9	4.5
2024: Annual average growth rate	2.9	4.1
5-year average	3.3	3.9
Inflation rate
2022: Annual average rate	8.3	4.5
2023: Annual average rate	4.7	2.4
2024: Annual average rate	2.1	2.0
5-year average	3.2	2.3
Probability	50	40

The graphs compare the respective Central scenarios at year end 2021 with current economic expectations in the second quarter of 2022.
GDP growth: Comparison of Central scenarios

UK
Note: Real GDP shown as year-on-year percentage change.

France
Note: Real GDP shown as year-on-year percentage change.
The consensus Upside scenario
Compared with the consensus Central scenario, the consensus Upside scenario features a faster rate of GDP growth during the first two years, before converging to long-run expected trends. The scenario is demand-driven and is consistent with a number of key upside risk themes. These include the faster resolution of supply chain issues; a rapid and peaceful conclusion to the Russia-Ukraine war; de-escalation of tensions between the US and China; and improved relations between the UK and the EU.

HSBC Bank plc	25

Risk
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Upside scenario.

Consensus Upside scenario ‘best outcome’
	UK		France
	%		%
GDP growth rate	4.3	(2Q24)	3.4	(2Q23)
Unemployment rate	3.2	(2Q24)	6.4	(2Q24)
House price growth	9.8	(3Q22)	6.1	(3Q23)
Inflation rate	10.2	(3Q22)	6.7	(4Q22)
Probability	10		10
Note: Extreme point in the consensus Upside is ‘best outcome’ in the scenario, for example the highest GDP growth and the lowest unemployment rate, in the first two years of the scenario inflation is positively correlated with GDP in the Upside scenario, and the ‘best outcome’ also refers to the cyclical high point.
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks.
Inflation and the monetary policy response to it have become key concerns for global growth. Supply chain disruptions, caused by the Covid-19 pandemic and the Russia-Ukraine war, have led to sharp rises in commodity prices and headline price inflation across many markets. A key concern is that inflation expectations become unanchored from central bank targets, particularly as labour markets and labour supply shortages across some sectors are putting upward pressure on wages. The de-anchoring of inflation expectations would raise the risk that inflation remains elevated for longer, exacerbating cost pressures and the squeeze on household real incomes and corporate margins. In turn, it raises the risk of a more forceful policy response from central banks, a steeper trajectory for interest rates and ultimately, economic recession.
Covid-19-related risks also remain significant. Despite the easing of Covid-19-related restrictions across Europe, the emergence of a new Covid-19 variant with greater vaccine-resistance that necessitates a stringent public health policy response remains a key risk to the global outlook.
The geopolitical environment also present risks, including:
•a prolonged Russia-Ukraine war with escalation beyond Ukraine’s borders;
•the deterioration of the trading relationship between the UK and the EU over the Northern Ireland Protocol; and
•continued differences between the US and other countries with China, which could affect sentiment and restrict global economic activity.
The consensus Downside scenario
In the consensus Downside scenario, economic activity is considerably weaker compared with the Central scenario. In this scenario, GDP growth weakens, unemployment rates rise and asset prices fall. The scenario is structured as a demand shock where inflation and commodity prices fall, before gradually recovering towards their long-run expected trends.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Downside scenario.

Consensus Downside scenario ‘worst outcome’
	UK		France
	%		%
GDP growth rate	(0.7)	(2Q23)	0.1	(2Q23)
Unemployment rate	5.5	(2Q23)	8.5	(1Q23)
House price growth	(4.1)	(3Q23)	2.4	(2Q23)
Inflation rate	0.7	(2Q24)	(0.6)	(2Q23)
Probability	0		0
Note: Extreme point in the consensus Downside is ‘worst outcome’ in the scenario, for example the lowest GDP growth and the highest unemployment rate, in the first two years of the scenario. Inflation is positively correlated with GDP in the Downside scenario and the ‘worst outcome’ refers to the cyclical low point.
Downside 1 scenario
An additional Downside scenario has been created to explore the implications of a prolonged period of high price inflation, a more aggressive upward path for policy interest rates, higher unemployment and a global recession.
In this scenario, the Russia-Ukraine war leads to a sustained supply shock that keeps inflation elevated above the baseline for a longer period than in the other scenarios.
The scenario assumes that major central banks are slow to respond, but as inflation expectations start to de-anchor from the inflation target, they resort to taking stronger action. The rise in interest rates is expected to cause a severe credit crunch that ultimately results in a global economic contraction later in the projection period.
The following table describes key macroeconomic variables and the probabilities assigned in the Downside 1 scenario.

Downside 1 scenario’ worst outcome’
	UK		France
	%		%
GDP growth rate	(3.7)	(1Q25)	(3.1)	(1Q25)
Unemployment rate	6.6	(1Q24)	9.1	(3Q25)
House price growth	(11.9)	(1Q24)	(2.0)	(4Q24)
Inflation rate	9.5	(3Q22)	5.0	(4Q22)
Probability	30		35
Note: Extreme point in the additional Downside is ‘worst outcome’ in the scenario, for example the lowest GDP growth and the highest inflation and unemployment rate.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic risk distribution. It incorporates the crystallisation of a number of risks simultaneously, including further escalation of the Russia-Ukraine war, worsening of supply chain disruptions and the emergence of a vaccine-resistant Covid-19 variant that necessitates a stringent public health policy response.
This scenario features an initial supply-side shock that pushes up inflation. This impulse is expected to prove short lived as a large downside demand shock causes commodity prices to correct sharply and global price inflation to slow as a severe and prolonged recession takes hold.
The following table describes key macroeconomic variables and the probabilities assigned in the Downside 2 scenario.

Downside 2 scenario ‘worst outcome’
	UK		France
	%		%
GDP growth rate	(6.3)	(2Q23)	(5.5)	(2Q23)
Unemployment rate	8.5	(3Q23)	10.2	(2Q24)
House price growth	(15.2)	(3Q23)	(4.5)	(2Q24)
Inflation rate	(2.2)	(4Q23)	(2.7)	(4Q23)
Probability	10		15
Note: Extreme point in the Downside 2 is ‘worst outcome’ in the scenario, for example the lowest GDP growth and the highest unemployment rate in the first two years of the scenario. After a temporary increase, inflation remains positively correlated with GDP in the Downside 2 scenario and the ‘worst outcome’ refers to the scenario low point.
Scenario weightings
In reviewing the economic conjuncture, the level of uncertainty and risk, management has considered both global and country-specific factors. This has led management to assigning scenario probabilities that are tailored to its view of uncertainty in individual markets.

26	HSBC Bank plc

A key consideration in second quarter of 2022 has been the high level of uncertainty attached to the Central scenario projections. These concerns focused on:
•the risks of higher inflation given the risks attached to gas supply security in Europe and global oil supply. In turn, that raises the possibility of a more significant impact on real incomes and GDP growth; and
•market interest rate expectations that imply a rapid and significant change to the interest rate environment.
In the UK, the surge in price inflation and a squeeze on household real incomes have led to strong monetary policy responses from central banks. Economic and financial volatility remains elevated due to uncertainty around the implications of higher interest rates. For the UK, the consensus Upside and Central scenarios had a combined weighting of 60%.
France faces the greatest economic uncertainties of our key markets. Uncertainties around the outlook remain elevated due to Europe’s exposure to the war in Ukraine through the economic costs incurred from the imposition of sanctions, trade disruption and energy dependence on Russia. Additional risks stem from the ECB’s anticipated exit from a long period of negative interest rate policy. The consensus Upside and Central scenarios had a combined weighting of 50%.
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in UK and France.

UK

France
Note: Real GDP shown as year-on-year percentage change.

Critical accounting estimates and judgements
The calculation of ECL under IFRS 9 involves significant judgements, assumptions and estimates, as set out on page F-20 of the registration statement on Form 20-F under ‘Critical accounting estimates and judgements’. The level of estimation uncertainty and judgement has remained high since 31 December 2021, including judgements relating to:
•the selection and weighting of economic scenarios, given rapidly changing economic conditions and a wide distribution of economic forecasts. There is judgement in making assumptions about the effects of inflation, supply chain disruption and length of time and severity of the continuing economic effects of the Covid-19 pandemic and health policy responses; and
•estimating the economic effects of those scenarios on ECL, particularly as the historical relationship between macroeconomic variables and defaults might not reflect the dynamics of high inflation scenarios.
How economic scenarios are reflected in ECL calculations
The methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail loans and portfolios are set out on page F-87 of the registration statement on Form 20-F. Models are used to reflect economic scenarios on ECL estimates. These models are based largely on historical observations and correlations with default rates.
Economic forecasts and ECL model responses to these forecasts are subject to a high degree of uncertainty in the current environment, and models continue to be supplemented by management judgemental adjustments where required.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically increases or decreases to the ECL at either a customer, segment or portfolio level to account for late-breaking events, model deficiencies and other assessments applied during management review and challenge.
This includes refining model inputs and outputs and using post-model adjustments based on management judgement and higher level quantitative analysis for impacts that are difficult to model.
The wholesale and retail management judgemental adjustments are presented as part of the global business impairment committees with independent review from Model Risk Management. This is in line with the governance process for IFRS 9 as set out in Additional information on page 77.
The drivers of the management judgemental adjustments continue to evolve with the economic environment.
We have internal governance in place to monitor management judgemental adjustments regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
Management judgemental adjustments made in estimating the reported ECL at 30 June 2022 are set out in the following table.

Management judgemental adjustments to ECL at 30 June 2022[1]
	Retail	Wholesale	Total
	£m	£m	£m
Banks, sovereigns and government entities	—	(30)	(30)
Corporate lending adjustments	—	78	78
Inflation-related adjustments	2	—	2
Macroeconomic-related adjustments	12	64	76
Pandemic-related economic recovery adjustments	—	—	—
Other retail lending adjustments	8	—	8
Total	22	112	134

Management judgemental adjustments to ECL at 31 December 2021[1]
	Retail	Wholesale	Total
	£m	£m	£m
Banks, sovereigns and government entities	—	(4)	(4)
Corporate lending adjustments	—	31	31
Macroeconomic related adjustments	17	—	17
Pandemic-related economic recovery adjustments	3	—	3
Other retail lending adjustments	—	—	—
Total	20	27	47
1     Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.

HSBC Bank plc	27

Risk
Adjustments to expected credit loss (‘ECL’) allowances on wholesale credit risk exposures added £112m to allowances at 30 June 2022 (31 December 2021: £27m). These adjustments include the outcome of management judgements on high-risk and vulnerable sectors in some of our key markets and on geopolitical risk and macroeconomic uncertainty in Europe, supported by quantitative analyses and benchmarks, and by internal credit experts’ assessments of risks. Considerations included potential default suppression in some sectors due to continued government intervention as well as relevant idiosyncratic factors such as the Russia-Ukraine conflict, rising inflation, gas supply-chain squeeze, and geopolitical risk in Europe.
Net adjustments of £112m (31 December 2021: £27m) comprise £208m (31 December 2021: £131m) management judgements, notably a £80m (31 December 2021: £131m) adjustment on high-risk and vulnerable sectors, a £64m (31 December 2021: nil) adjustment as a result of the Russia-Ukraine conflict and a £64m (31 December 2021: nil) adjustment to reflect heightened macroeconomic uncertainty across Europe. These were offset by £96m (31 December 2021: £104m) other adjustments that reduced allowances, notably those to reflect export credit agency guarantees that mitigate credit risk.
In the retail portfolio, management judgemental adjustments were an ECL increase of £22m at 30 June 2022 (30 December 2021: £20m increase).
•Inflation-related adjustments increased ECL by £2m (31 December 2021: nil). These adjustments addressed where country-specific inflation risks were not fully captured by the modelled output.
•Macroeconomic-related adjustments increased ECL by £12m (31 December 2021: £17m). These adjustments were primarily in relation to model oversensitivity as well as country-specific risks related to future macroeconomic conditions.
•Other retail lending adjustments increased ECL by £8m (31 December 2021: nil), reflecting those customers who remain in or have recently exited customer support programmes and all other data and model adjustments.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans in stages 1 and 2 at the balance sheet date. The population of stage 3 loans (in default) at the balance sheet date is unchanged in these sensitivity calculations. Stage 3 ECL would only be sensitive to changes in forecasts of future economic conditions if the loss-given default of a particular portfolio was sensitive to these changes.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL for financial instruments related to defaulted obligors because the measurement of ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios. Therefore, it is impracticable to separate the effect of macroeconomic factors in individual assessments.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.
Wholesale and retail sensitivity
The wholesale and retail sensitivity analysis is stated inclusive of management judgemental adjustments, as appropriate to each scenario. The results tables exclude portfolios held by the insurance business and small portfolios, and as such cannot be directly compared to personal and wholesale lending presented in other credit risk tables. Additionally, in both the wholesale and retail analysis, the Downside 1 scenario was introduced during first half of 2022 and therefore was not present at 31 December 2021.
Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2]
	UK	France
At 30 June 2022	£m	£m
Reported ECL	124	114
Consensus Central scenario ECL	97	98
Consensus Upside scenario ECL	81	87
Consensus Downside scenario ECL	113	117
Downside 1 scenario ECL	175	126
Downside 2 scenario ECL	260	146
Gross carrying amount	132,466	142,094

IFRS 9 ECL sensitivity to future economic conditions[1,2]
	UK	France
At 31 December 2021	£m	£m
Reported ECL	104	98
Consensus Central scenario ECL	90	89
Consensus Upside scenario ECL	71	78
Consensus Downside scenario ECL	109	120
Downside 2 scenario ECL	189	138
Gross carrying amount	142,450	120,955
1    ECL sensitivity includes off-balance sheet financial instruments that are subject to significant measurement uncertainty.
2    Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
At 30 June 2022, the most significant level of 100% weighted ECL was observed in the UK. This higher sensitivity was largely driven by significant exposure and downside risks of specific sectors.
Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
	UK	France
At 30 June 2022	£m	£m
Reported ECL	6	88
Consensus Central scenario ECL	5	87
Consensus Upside scenario ECL	5	87
Consensus Downside scenario ECL	6	88
Downside 1 scenario ECL	7	89
Downside 2 scenario ECL	9	90
Gross carrying amount	2,061	18,759

IFRS 9 ECL sensitivity to future economic conditions[1]
	UK	France
At 31 December 2021	£m	£m
Reported ECL	5	91
Consensus Central scenario ECL	4	91
Consensus Upside scenario ECL	4	91
Consensus Downside scenario ECL	5	92
Downside 2 scenario ECL	10	93
Gross carrying amount	2,007	18,295
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.

28	HSBC Bank plc

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.

The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating (‘CRR’)/probability of default (‘PD’) movements of the financial instruments transferring stage.
This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayments’ represent the impact from volume movements within the group’s lending portfolio.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1]
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	179,612	(118)	17,471	(188)	2,779	(923)	2	(2)	199,864	(1,231)
Transfers of financial instruments:	(8,451)	(12)	8,209	30	242	(18)	—	—	—	—
– transfers from stage 1 to stage 2	(12,948)	8	12,948	(8)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	4,490	(19)	(4,490)	19	—	—	—	—	—	—
– transfers to stage 3	(64)	—	(275)	20	339	(20)	—	—	—	—
– transfers from stage 3	71	(1)	26	(1)	(97)	2	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	11	—	(10)	—	—	—	—	—	1
New financial assets originated or purchased	25,703	(16)	—	—	—	—	1	(1)	25,704	(17)
Asset derecognised (including final repayments)	(11,795)	2	(1,273)	7	(152)	20	—	—	(13,220)	29
Changes to risk parameters – further lending/repayments	(9,703)	22	(2,959)	(23)	(56)	40	(1)	1	(12,719)	40
Changes to risk parameters – credit quality	—	(4)	—	(130)	—	(125)	—	—	—	(259)
Changes to model used for ECL calculation	—	—	—	—	—	—	—	—	—	—
Assets written off	—	—	—	—	(34)	34	—	—	(34)	34
Credit-related modifications that resulted in derecognition	—	—	—	—	(1)	1	—	—	(1)	1
Foreign exchange	2,604	(1)	308	(5)	41	(14)	—	—	2,953	(20)
Others[2,3]	5,820	4	(368)	49	(112)	36	—	—	5,340	89
At 30 Jun 2022	183,790	(112)	21,388	(270)	2,707	(949)	2	(2)	207,887	(1,333)
ECL income statement change for the period		15		(156)		(65)		—		(206)
Add: Recoveries										1
Add: Others										21
Total ECL income statement change for the period										(184)

HSBC Bank plc	29

Risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
	At 30 Jun 2022		Half-year ended 30 Jun 2022
	Gross carrying/ nominal amount	Allowance for ECL	ECL release/(charge)
	£m	£m	£m
As above	207,887	(1,333)	(184)
Other financial assets measured at amortised cost	253,869	(113)	(2)
Non-trading reverse purchase agreement commitments	42,732	—	—
Performance and other guarantee not considered for IFRS 9	—	—	4
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	504,488	(1,446)	(182)
Debt instruments measured at FVOCI	37,077	(24)	(5)
Total allowance for ECL/total income statement ECL change for the period	N/A	(1,470)	(187)
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Includes the period on period movement in exposures relating to other HSBC Group companies. At 30 June 2022, these amounted to £3.4bn and were classified as stage 1 with no ECL. Further, total includes £1.3bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale and a corresponding allowance for ECL of £101m, reflecting business disposals as disclosed in Note 11 ‘Business disposals’ on page 73.
3    Includes £3.2bn of gross carrying amounts of stage 1 loans and advances to banks, representing the balance maintained with the Bank of England to support Bacs along with Faster Payments and the cheque-processing Image Clearing System in the UK. This balance was previously reported under ‘Cash and balances at central banks’. Comparatives have not been represented.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
	Non-credit impaired				Credit Impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2021	184,715	(180)	31,726	(378)	3,352	(1,050)	40	(12)	219,833	(1,620)
Transfers of financial instruments:	5,245	(66)	(5,617)	90	372	(24)	—	—	—	—
– transfers from stage 1 to stage 2	(8,431)	14	8,431	(14)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	13,714	(78)	(13,714)	78	—	—	—	—	—	—
– transfers to stage 3	(93)	—	(401)	28	494	(28)	—	—	—	—
– transfers from stage 3	55	(2)	67	(2)	(122)	4	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	43	—	(22)	—	(5)	—	—	—	16
New financial assets originated or purchased	72,348	(55)	—	—	—	—	—	—	72,348	(55)
Asset derecognised (including final repayments)	(57,098)	6	(3,481)	32	(454)	95	(3)	2	(61,036)	135
Changes to risk parameters – further lending/repayments	(16,766)	76	(3,927)	62	(213)	40	(29)	2	(20,935)	180
Changes to risk parameters – credit quality	—	54	—	7	—	(176)	—	—	—	(115)
Changes to model used for ECL calculation	—	2	—	9	—	—	—	—	—	11
Assets written off	—	—	—	—	(152)	152	(5)	5	(157)	157
Credit related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange	(7,512)	2	(1,060)	10	(126)	46	(1)	1	(8,699)	59
Others[2]	(1,320)	—	(170)	2	—	(1)	—	—	(1,490)	1
At 31 Dec 2021	179,612	(118)	17,471	(188)	2,779	(923)	2	(2)	199,864	(1,231)
ECL income statement change for the period		126		88		(46)		4		172
Add: Recoveries										3
Less: Others										(23)
Total ECL income statement change for the period										152

30	HSBC Bank plc

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
	At 31 Dec 2021		12 months ended 31 Dec 2021
	Gross carrying/nominal amount	Allowance for ECL	ECL release/(charge)
	£m	£m	£m
As above	199,864	(1,231)	152
Other financial assets measured at amortised cost	202,137	(9)	(1)
Non-trading reverse purchase agreement commitments	30,005	—	—
Performance and other guarantees not considered for IFRS 9	—	—	18
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	432,006	(1,240)	169
Debt instruments measured at FVOCI	41,188	(19)	5
Total allowance for ECL/total income statement ECL change for the period	N/A	(1,259)	174
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Includes the period on period movement in exposures relating to other HSBC Group companies. At 31 December 2021, these amounted to £(1)bn and were classified as stage 1 with no ECL.

Treasury risk
Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, together with the financial risks arising from the provision of pensions and other post-employment benefits to staff and their dependants. Treasury risk also includes the risk to our earnings or capital due to non-trading book foreign exchange exposures and changes in market interest rates.
Treasury risk arises from changes to the respective resources and risk profiles driven by customer behaviour, management decisions or the external environment.
Approach and policy
Our objective in the management of treasury risk is to maintain appropriate levels of capital, liquidity, funding, foreign exchange and market risk to support our business strategy, and meet our regulatory and stress testing-related requirements.
Our approach to treasury management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment. We aim to maintain a strong capital and liquidity base to support the risks inherent in our business and invest in accordance with our strategy, meeting regulatory requirements at all times.
Our policy is supported by our risk management framework, our internal capital adequacy assessment process (‘ICAAP’) and our internal liquidity adequacy assessment process (‘ILAAP’).
The risk framework incorporates a number of measures aligned to our assessment of risks for both internal and regulatory purposes.
These risks include credit, market, operational, pensions, non-trading book foreign exchange risk and interest rate risk in the banking book.
A summary of our current policies and practices regarding the management of treasury risk is set out in Additional information on pages 75 to 76.
Treasury risk management
Key developments in the first half of 2022
•Our CET1 ratio fell from 17.3% at 31 December 2021 to 14.7% at 30 June 2022, as a result of a £16.7bn increase in risk-weighted assets (‘RWAs‘) and a £0.2bn reduction in CET1 capital. The RWA increase was driven mainly by an increase in asset size, changes in methodology and policy, and movements in FX rates. The reduction in CET1 was driven mainly by a £0.4bn decrease in the FVOCI reserve, a £0.1bn increase in non-performing loans (‘NPL’), partially offset by a £0.4bn increase in the FX reserve.
•The mark-to-market movement in financial instruments that impacted our capital ratio arose from the portfolio of high quality liquid assets (‘HQLA’) held by our Markets Treasury business line as economic hedges of net interest income, and to manage liquidity risk. This portfolio is accounted for at FVOCI, together with any derivative hedges held to offset the duration risk of the assets. During the first half of 2022, we took steps to reduce the duration risk of this portfolio in order to reduce the immediate capital impact from higher interest rates. The impact of this risk reduction can be seen in the reduction of the Hold-to-Collect-and-Sell (‘HTC&S’) stressed VaR exposure from £532m at the end of 2021 to £272m as at the end of the first half of 2022.
•Our portfolio of hold-to-collect-and-sell assets forms a material part of our liquid asset buffer, and the duration risk of the portfolio acts as a hedge to our structural interest rate risk. We have recently approved a new hold-to-collect business model, which is currently being implemented at legal entity level, and certain new purchases of securities will be booked under this model. In future, this portfolio of assets will also form a more material part of our structural interest rate hedging. This will allow more flexibility in managing the market risk of the current hold-to-collect-and-sell portfolio to optimise returns from market movements while still safeguarding our capital and future earnings.
•There have been limited direct capital or liquidity impacts from the inflationary pressures and increased uncertainty on the forward economic outlook exacerbated by the Russia-Ukraine war, although we continue to monitor developments closely.
•We continued to improve global consistency and control standards across a number of our processes. We are keeping the PRA and other relevant regulators informed of adverse findings from external and internal reviews.
•We continued to build our recovery and resolution capabilities in line with the Group’s preferred resolution strategy to meet requirements from the BoE under its Resolvability Assessment Framework (‘RAF’). We met our compliance deadline of 1 January 2022 to develop RAF capabilities. We publicly disclosed a summary of our preparedness for resolution on 10 June 2022, thereby completing the first RAF cycle. We will continue to enhance our capabilities during the second half of 2022 in discussion with the BoE.
For quantitative disclosures on capital ratios, own funds and RWAs, see pages 33 to 36.

HSBC Bank plc	31

Risk
Capital, liquidity and funding risk management processes
Assessment and risk appetite
Our capital management policy is underpinned by a global capital management framework and our ICAAP. The framework incorporates key capital risk appetites including CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), and leverage ratio. The ICAAP is an assessment of the bank’s capital position, outlining both regulatory and internal capital resources and requirements resulting from our business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange and interest rate risk in the banking book. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach. The ICAAP supports the determination of our capital risk appetite and target ratios, as well as enables the assessment and determination of capital requirements by our regulator. Certain subsidiaries prepare ICAAPs in line with global guidance, while considering their local regulatory regimes to determine their own risk appetites and ratios.
We aim to ensure that management has oversight of our liquidity and funding risks by maintaining comprehensive policies, metrics and controls. The Group manages liquidity and funding risk at an operating entity level to make sure that obligations can be met in the jurisdiction where they fall due, generally without reliance on other parts of the Group.
HSBC Bank plc is required to meet internal minimum requirements and any applicable regulatory requirements at all times. These requirements are assessed through the ILAAP, which ensures that we have robust strategies, policies, processes and systems for the identification, measurement, management and monitoring of liquidity risk over an appropriate set of time horizons, including intra-day. The ILAAP informs the validation of risk tolerance and the setting of risk appetite. These metrics are set and managed locally but are subject to robust global review and challenge to ensure consistency of approach and application of the Group’s policies and controls.
Planning and performance
Capital and RWA plans form part of the annual financial resource plan that is approved by the Board. Capital and RWA forecasts are reviewed at the Asset and Liability Management Committee (‘ALCO’) on a regular basis, and capital and RWAs are monitored and managed against the plan.
Through our internal governance processes, we seek to strengthen discipline over our investment and capital allocation decisions, and to ensure that returns on investment meet management’s objectives. Our strategy is to allocate capital to businesses and entities to support growth objectives where returns above internal hurdle levels have been identified, and in order to meet their regulatory and economic capital needs. We evaluate and manage business returns by using a return on average tangible equity measure.
Funding and liquidity plans form part of the financial resource plan that is approved by the Board. The Board-level appetite measures are the LCR and net stable funding ratio (‘NSFR’), together with internal liquidity and funding metrics. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including depositor concentration limits, wholesale funding concentration limits, intra-day liquidity and other key measures.
Risks to capital and liquidity
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs, capital and/or liquidity position. We closely monitor future regulatory changes, and continue to evaluate the impact of these upon our capital and liquidity requirements, particularly those related to the UK’s implementation of the outstanding measures to be implemented from the Basel III reforms (‘Basel 3.1’)
Regulatory developments
Our capital adequacy ratios have been affected by regulatory developments in 2022, including changes to internal-ratings based (’IRB’) modelling requirements and the UK’s implementation of the revisions to the Capital Requirements Regulation and Directive (’CRR II’).
Future changes to our ratios will occur with the implementation of Basel 3.1; the PRA is expected to consult on the UK’s implementation in the last quarter of 2022, with an effective date of 1 January 2025. The RWA output floor under Basel 3.1 is expected to be subject to a five-year transitional provision. Any impact from the output floor would be towards the end of the transition period.
Planned sale of the retail banking business in France
In relation to the sale of our retail banking business in France, we anticipate an estimated reduction in our CET1 ratio of 0.95%, of which 1.50% will occur in the second half of 2022 when the business is classified as held for sale, partly offset by the reduction in RWAs upon the estimated completion in 2023.
Regulatory reporting processes and controls
The quality of regulatory reporting remains a key priority for management and regulators. We are progressing with a comprehensive programme to strengthen our processes, improve consistency, and enhance controls on various aspects of regulatory reporting. We have commissioned a number of independent external reviews, some at the request of our regulators, including one on our credit risk RWA-reporting process, which is currently ongoing. These reviews so far resulted in higher RWAs through improvements in reporting accuracy. There may be further impacts on some of our regulatory ratios, such as the CET1 and LCR.
Stress testing and recovery and resolution planning
We use stress testing to evaluate the robustness of plans and risk portfolios including the impact of ECL, and to meet the stress testing requirements set by supervisors. Stress testing also informs the ICAAP and ILAAP and supports recovery planning in many jurisdictions. It is an important output used to evaluate how much capital and liquidity we require in setting risk appetite for capital and liquidity risk. It is also used to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
In addition to a range of internal stress tests, we are subject to supervisory stress testing in many jurisdictions. These include the programmes of the BoE, the European Banking Authority (‘EBA’), and the European Central Bank. The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital requirements through the ICAAP. The outcomes of stress testing exercises carried out by the PRA and other regulators may feed into the setting of regulatory minimum ratios and buffers.
The Group and certain subsidiaries have established recovery plans, which set out potential options management could take in a range of stress scenarios that could result in a breach of risk appetite and regulatory minimum levels. This is to help ensure that our capital and liquidity position can be recovered even in an extreme stress event. We monitor triggers related to internal and external variables that could threaten our capital, liquidity or funding positions.
Overall, recovery and resolution plans form part of the framework safeguarding the Group’s financial stability. We are committed to developing its recovery and resolution capabilities further, including in relation to the BoE’s Resolvability Assessment Framework.

32	HSBC Bank plc

Measurement of interest rate risk in the banking book processes
Assessment and risk appetite
Interest rate risk in the banking book is the risk of an adverse impact to earnings or capital due to changes in market interest rates. It is generated by our non-traded assets and liabilities, specifically loans, deposits and financial instruments that are not held for trading intent or held in order to hedge positions held with trading intent. Interest rate risk that can be economically hedged may be transferred to the Markets Treasury business.
Hedging is generally executed through interest rate derivatives or fixed-rate government bonds. Any interest rate risk that Markets Treasury cannot economically hedge is not transferred and will remain within the global business where the risks originate.
The Asset, Liability and Capital Management (‘ALCM’) function uses a number of measures to monitor and control interest rate risk in the banking book, including:
•net interest income sensitivity;
•economic value of equity sensitivity; and
•hold-to-collect-and-sell stressed value at risk.
Net interest income sensitivity
A principal part of our management of non-traded interest rate risk is to monitor the sensitivity of expected net interest income (‘NII’) under varying interest rate scenarios (i.e. simulation modelling), where all other economic variables are held constant. This monitoring is undertaken at an entity level by the ALCO, where one-year and five-year NII sensitivities are forecast across a range of interest rate scenarios.
Projected NII sensitivity figures represent the effect of pro forma movements in projected yield curves based on a static balance sheet size and structure. The exception to this is where the size of the balances or repricing is deemed interest rate sensitive, for example, non-interest-bearing current account migration and fixed-rate loan early prepayment. These sensitivity calculations do not incorporate actions that would be taken by Markets Treasury or in the business that originates the risk to mitigate the effect of interest rate movements. The NII sensitivity calculations assume that interest rates of all maturities move by the same amount in the ‘up-shock’ scenario. The sensitivity calculations in the ‘down-shock’ scenarios reflect no floors to the shocked market rates. However, customer product-specific interest rate floors are recognised where applicable.
Economic value of equity sensitivity
Economic value of equity (‘EVE’) represents the present value of the future banking book cash flows that could be distributed to equity providers under a managed run-off scenario. This equates to the current book value of equity plus the present value of future NII in this scenario. EVE can be used to assess the economic capital required to support interest rate risk in the banking book. An EVE sensitivity represents the expected movement in EVE due to pre-specified interest rate shocks, where all other economic variables are held constant. EVE sensitivities are monitored as a percentage of capital resources.
Hold-to-collect-and-sell stressed value at risk
Hold-to-collect-and-sell stressed value at risk (‘VaR’) is a quantification of the potential losses to a 99% confidence level of the portfolio of securities held under a held-to-collect-and-sell business model in the Markets Treasury business. The portfolio is accounted for at fair value through other comprehensive income together with the derivatives held in designated hedging relationships with these securities. This is quantified based on the worst losses over a one-year period going back to the beginning of 2007 and the assumed holding period is 60 days.
Hold-to-collect-and-sell stressed VaR uses the same models as those used for trading book capitalisation and covers only the portfolio managed by Markets Treasury under this business model.
Capital risk in the first half of 2022
Capital overview

Capital adequacy metrics
	At
	30 Jun	31 Dec
	2022	2021
Risk-weighted assets (‘RWAs’) (£m)
Credit risk	75,856	67,540
Counterparty credit risk	20,270	16,434
Market risk	14,180	9,828
Operational risk	10,671	10,512
Total RWAs	120,977	104,314
Capital on a transitional basis (£m)
Common equity tier 1 (‘CET1’) capital	17,776	18,007
Tier 1 capital	21,668	21,869
Total capital	34,147	33,036
Capital ratios on a transitional basis (%)
Common equity tier 1	14.7	17.3
Tier 1	17.9	21.0
Total capital ratio	28.2	31.7
Leverage ratio (fully phased-in)
Tier 1 capital (£m)	21,668	21,696
Total leverage ratio exposure measure (£m)	446,841	535,562
Leverage ratio (%)	4.8	4.1

Capital figures and ratios in the table above are calculated in accordance with the revised Capital Requirements Regulation and Directive, as implemented (‘CRR II’). Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements.
At 30 June 2022, our common equity tier 1 ('CET1') capital ratio decreased to 14.7% from 17.3% at 31 December 2021, mainly due to the increase in RWAs. The key drivers for the increase in RWAs were the implementation of CRR II rules and the increase in business across GBM and CMB.
Throughout the first half of 2022, we complied with the Prudential Regulation Authority’s (‘PRA’) regulatory capital adequacy requirements.

HSBC Bank plc	33

Risk
Regulatory developments
Capital buffers
In July 2022, the Bank of England’s Financial Policy Committee (‘FPC’) confirmed that it is increasing the UK’s countercyclical capital buffer (‘CCyB’) rate from 1% to 2%. This is the CCyB rate that the FPC judges to be suitable for a standard risk environment and will come into effect on 5 July 2023, in line with the usual 12-month implementation period. While the FPC understands the economic outlook since December 2021 has significantly deteriorated, when the 2% rate was calibrated, its view is that some of the risks that can amplify the shocks to the economy remain broadly at pre-pandemic level.
When the standard risk level was calibrated in December 2019, the ‘PRA proposed a reduction to Pillar 2A to ensure that the overall loss-absorbing levels in the system remained unchanged. In March 2020, following the outbreak of the pandemic, the FPC cut the CCyB to 0%. At that time, the PRA announced a temporary increase to the PRA buffer for all firms that received a Pillar 2A reduction. In June, the PRA announced that this increase will be removed with effect from the end of December 2022.
Basel 3.1
In July 2020, the Basel Committee on Banking Supervision (‘Basel’) completed the reforms to Basel III (‘Basel 3.1’) when it published the final revisions to the credit valuation adjustment (‘CVA’) framework. In the UK, a two-stage approach to implementation has been adopted for these changes.
The amendments to the UK’s Capital Requirements Regulation (‘UK CRR II’) represented the first tranche of changes to implement Basel 3.1, including the changes to the market risk RWA rules under the Fundamental Review of the Trading Book, the standardised approach for measuring counterparty risk, the equity investments in funds rules, the amendments to the large exposures rules, the new leverage ratio rules and the implementation of the net stable funding ratio. With the exception of the changes to the market risk framework, the UK CRR II was implemented on 1 January 2022. The market risk changes will be implemented with the remainder of Basel 3.1.
The remaining elements of Basel 3.1 will be implemented as a second tranche of changes. This includes the changes to the RWA rules on credit risk, operational risk and CVA and the implementation of the output floor. In March 2022, the PRA confirmed that it expects to consult on these changes in the fourth quarter, with a proposed implementation date of 1 January 2025. In formulating this proposal, the PRA has taken into consideration the timing of implementation in other major jurisdictions, such as the EU and the US.
We currently do not foresee a material net impact on initial implementation of the remainder of Basel 3.1. The RWA output floor will be subject to a five-year transitional provision. Any impact from the output floor would be towards the end of the transition period.
The UK’s withdrawal from the EU
In 2020, the PRA granted transitional provisions that allowed firms to delay the effect of any rule changes arising from the UK’s withdrawal from the EU, with limited exceptions. These transitional provisions ceased to apply in March 2022.
Credit risk
In order to address concerns about the variability and comparability of RWAs under the IRB approach, the EU developed a series of amendments to the framework, known as the IRB repair package. The majority of these were developed and finalised while the UK was a member of the EU and therefore were implemented in the UK by the PRA on 1 January 2022.
However, there were some elements of the EU’s package that were not in force when the UK ceased to be subject to EU law. These include the EU’s technical standards on economic downturns, the European Banking Authority’s (‘EBA’) guidelines on credit risk mitigation for the advanced IRB (‘A-IRB’) approach, and the EU’s final technical standards on risk weighting specialised lending exposures.
The PRA has confirmed that it will not implement the technical standards on specialised lending. Similarly, it will not implement the EU’s guidelines on credit risk mitigation in the A-IRB approach in 2022, although it may consider reflecting the guidelines as part of its implementation of Basel 3.1.
Environmental, social and governance (‘ESG’) risk
Globally, regulators and standard setters continue to publish multiple proposals and papers on ESG topics.
In March 2022, the International Sustainability Standards Board published a consultation on its first IFRS Sustainability Draft Standards, which propose requirements for disclosures about significant sustainability-related risks and opportunities, including specific requirements for the disclosure of climate-related financial information. The Standards build upon the recommendations of the Task Force on Climate-related Financial Disclosures (‘TCFD’) and extend them to sustainability-related risks and opportunities beyond those related to climate. Any finalised guidance would be through national implementation. Also in March, the US Securities and Exchange Commission published a consultation on proposals to publish climate-related disclosures required for both domestic and foreign private issuers. The proposed disclosure requirements are largely aligned to TCFD, and cover the broad areas of governance, strategy, risk management and metrics and targets.
In May 2022, the Bank of England published the results of the 2021 climate biennial exploratory scenario exercise. A key finding was that, while financial institutions operating in the UK had made good progress in some aspects of climate risk management, more work was required to understand and manage their exposures to climate risk.
In June 2022, Basel published final principles for the effective management and supervision of climate-related financial risks aimed at improving both banks' risk management and supervisors' practices related to climate-related financial risks.
Previously, Her Majesty’s Treasury had published a roadmap setting out the UK government’s path to achieving its long-term ambition to make the financial system more environmentally sustainable and align it with the UK’s net zero commitment. As part of this, it will implement a green taxonomy, specifying the criteria that economic activities must meet to be considered environmentally sustainable, which will be subject to consultation in the second half of 2022.

34	HSBC Bank plc

Key metrics (KM1/IFRS9-FL)
		At
		30 Jun	31 Mar	31 Dec	30 Jun
Ref*		2022	2022	2021	2021
	Available capital (£m)
1	Common equity tier 1 (‘CET1’) capital^	17,776	17,577	18,007	17,835
	CET1 capital as if IFRS 9 transitional arrangements had not been applied	17,758	17,556	17,971	17,798
2	Tier 1 capital^	21,668	21,473	21,869	21,742
	Tier 1 capital as if IFRS 9 transitional arrangements had not been applied	21,651	21,452	21,833	21,705
3	Total capital^	34,147	33,005	33,036	33,444
	Total capital as if IFRS 9 transitional arrangements had not been applied	34,129	32,984	33,000	33,407
	Risk-weighted assets (‘RWAs’) (£m)
4	Total RWAs	120,977	112,991	104,314	110,769
	Total RWAs as if IFRS 9 transitional arrangements had not been applied	120,960	112,971	104,281	110,737
	Capital ratios (%)[1]
5	CET1^	14.7	15.6	17.3	16.1
	CET1 as if IFRS 9 transitional arrangements had not been applied	14.7	15.5	17.2	16.1
6	Total tier 1^	17.9	19.0	21.0	19.6
	Tier 1 as if IFRS 9 transitional arrangements had not been applied	17.9	19.0	20.9	19.6
7	Total capital^	28.2	29.2	31.7	30.2
	Total capital as if IFRS 9 transitional arrangements had not been applied	28.2	29.2	31.6	30.2
	Additional own funds requirements based on SREP as a percentage of RWAs (%)
UK-7d	Total SREP own funds requirements	8.0	8.0	N/A	N/A
	Combined buffer requirement as a percentage of RWAs (%)
8	Capital conservation buffer requirement	2.5	2.5	N/A	N/A
9	Institution specific countercyclical capital buffer	0.0	0.0	N/A	N/A
11	Combined buffer requirement	2.5	2.5	N/A	N/A
UK-11a	Overall capital requirements	10.5	10.5	N/A	N/A
12	CET1 available after meeting the total SREP own funds requirements	10.2	11.1	N/A	N/A
	Leverage ratio[2]
13	Total exposure measure excluding claims on central banks (£m)^	446,841	423,892	N/A	N/A
14	Leverage ratio excluding claims on central banks (%)^	4.8	5.1	N/A	N/A
	Leverage ratio (under Capital Requirements Regulation)^,3
	Total leverage ratio exposure measure (£m)	N/A	N/A	535,562	560,264
	Leverage ratio (%)	N/A	N/A	4.1	3.8
	Liquidity coverage ratio (‘LCR’)[4,6]
15	Total high-quality liquid assets (£m)	103,389	102,541	N/A	N/A
UK16a	Cash outflows – Total weighted value	112,046	108,705	N/A	N/A
UK16b	Cash inflows – Total weighted value	42,534	39,853	N/A	N/A
16	Total net cash outflow (£m)	69,512	68,852	N/A	N/A
17	LCR ratio (%)	149.0	149.0	N/A	N/A
	Net Stable Funding Ratio (‘NSFR’)[5,6]
18	Total available stable funding	105,549	102,367	N/A	N/A
19	Total required stable funding	91,458	92,179	N/A	N/A
20	NSFR ratio (%)	115.0	111.1	N/A	N/A
*    The references identify the lines prescribed in the template that are applicable and where there is a value.
^    Figures have been prepared on an IFRS 9 transitional basis.
1     Capital figures and ratios are reported using CRR II transitional basis for capital instruments.
2    These disclosures have been implemented from 1 January 2022 and are based on the PRA’s disclosure templates and instructions which came into force at that time. N/A in prior periods indicates that the disclosure is new or changed and no comparatives are provided.
3    Leverage ratio is calculated using the CRR II end point basis for capital. The comparative leverage exposures and ratios are separately reported based on the Capital Requirements Regulation rules in force at that time and include claims on central banks.
4    LCR disclosure is calculated based on 12 month-end averages ending March 2022 and June 2022 respectively.
5    NSFR is calculated in line with PRA guidance which came into effect on 1 January 2022. The disclosure for June 2022 is based on 2 quarter-end average ending March 2022 and June 2022.
6    These LCR and NSFR amounts relate to HSBC Bank plc as a single entity and are not produced on a consolidated basis.
Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’
We have adopted the regulatory transitional arrangements in CRR II for IFRS 9, including paragraph four of article 473a. Our capital and ratios are presented under these arrangements throughout the tables in this section.
The IFRS 9 regulatory transitional arrangements allow banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances during the first five years of use.
The impact is defined as:
•    the increase in loan loss allowances on day one of IFRS 9 adoption; and
•    any subsequent increase in ECL in the non-credit-impaired book thereafter.
Any add-back must be tax affected and accompanied by a recalculation of deferred tax, exposure and RWAs. The impact is calculated separately for portfolios using the standardised (‘STD’) and internal ratings-based (‘IRB’) approaches. For IRB portfolios, there is no add-back to capital unless loan loss allowances exceed regulatory 12-month expected losses.
At 30 June 2022, the add-back to CET1 capital amounted to £24m under the standardised approach with a tax impact of £(6)m. As a result, our CET1 ratio would remain 14.7% without these arrangements.

HSBC Bank plc	35

Risk
Own funds

Composition of regulatory own funds (UK CC1)
			At
			30 Jun	31 Dec
			2022	2021
Ref*		Ref †	£m	£m
	Common equity tier 1 capital: instruments and reserves
1	Capital instruments and related share premium accounts		797	797
	– ordinary shares	a	797	797
2	Retained earnings[2]	b	16,178	15,511
3	Accumulated other comprehensive income (and other reserves)[2]	c	1,852	1,975
5	Minority interests (amount allowed in consolidated common equity tier 1)	d	61	57
5a	Independently reviewed interim net profits net of any foreseeable charge or dividend	b	83	625
6	Common equity tier 1 capital before regulatory adjustments		18,971	18,965
	Common equity tier 1 capital: regulatory adjustments
7	Additional value adjustments[1]		(651)	(584)
8	Intangible assets (net of related deferred tax liability)	e	(72)	(53)
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	f	(133)	(68)
11	Fair value reserves related to gains or losses on cash flow hedges of financial instruments that are not valued at fair value	g	389	(25)
12	Negative amounts resulting from the calculation of expected loss amounts	h	(208)	(306)
14	Gains or losses on liabilities at fair value resulting from changes in own credit standing[2]	i	(245)	98
15	Defined benefit pension fund assets	j	(100)	(54)
27a	Other regulatory adjustments to CET1 capital (including IFRS 9 transitional adjustments when relevant)[2]	k	(175)	34
28	Total regulatory adjustments to common equity tier 1		(1,195)	(958)
29	Common Equity Tier 1 (‘CET1’) capital		17,776	18,007
	Additional tier 1 (‘AT1’) capital: instruments
30	Capital instruments and related share premium accounts		3,930	3,722
31	– classified as equity under IFRSs	l	3,930	3,722
33	Amount of qualifying items and related share premium accounts subject to phase out from AT1		—	173
34	Qualifying tier 1 capital included in consolidated AT1 capital (including minority interests not included in CET1) issued by subsidiaries and held by third parties	m	11	11
36	Additional tier 1 capital before regulatory adjustments		3,941	3,906
	Additional tier 1 capital: regulatory adjustments
37	Direct and indirect holdings of own AT1 instruments[3]		(49)	(44)
43	Total regulatory adjustments to additional tier 1 capital		(49)	(44)
44	Additional tier 1 capital		3,892	3,862
45	Tier 1 capital (T1 = CET1 + AT1)		21,668	21,869
	Tier 2 capital: instruments and provisions
46	Capital instruments and related share premium accounts[2]	n	11,319	9,881
47	Amount of qualifying items referred to in Article 484 (5) CRR and the related share premium accounts subject to phase out from T2 as described in Article 486(4) CRR		—	220
UK-47b	Amount of qualifying items referred to in Article 494b (2) CRR subject to phase out from T2[2]	o	1,414	1,293
48	Qualifying own funds instruments included in consolidated T2 capital (including minority interests and AT1 instruments not included in CET1 or AT1) issued by subsidiaries and held by third parties	p, q	182	197
	– of which: instruments issued by subsidiaries grandfathered under CRR II	q	23	34
51	Tier 2 capital before regulatory adjustments		12,915	11,591
	Tier 2 capital: regulatory adjustments
52	Direct, indirect and synthetic holdings by an institution of own T2 instruments and subordinated loans (negative amount)[3]		(33)	(29)
55	Direct and indirect holdings by the institution of T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions)	r	(403)	(395)
57	Total regulatory adjustments to tier 2 capital		(436)	(424)
58	Tier 2 capital		12,479	11,167
59	Total capital (TC = T1 + T2)		34,147	33,036
60	Total risk-weighted assets		120,977	104,314
	Capital ratios and buffers (%)
61	Common equity tier 1		14.7	17.3
62	Tier 1		17.9	21.0
63	Total capital		28.2	31.7
64	Institution CET1 overall capital requirement (per Art 92 (1) CRR, plus additional requirement in accordance with point (a) of Article 104(1) CRD, and combined buffer requirement in accordance with Article 128(6) CRD) expressed as a percentage of risk exposure amount)[2]		7.03	2.53
65	– capital conservation buffer requirement		2.5	2.5
66	– countercyclical buffer requirement		0.03	0.03
68	Common equity tier 1 available to meet buffers		10.19	12.8

36	HSBC Bank plc

Composition of regulatory own funds (UK CC1) (continued)
			At
			30 Jun	31 Dec
			2022	2021
Ref*		Ref †	£m	£m
	Amounts below the threshold for deduction (before risk weighting)
72	Direct and indirect holdings of own funds and eligible liabilities of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions)		1,228	1,182
73	Direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 17.65% threshold and net of eligible short positions)		681	668
75	Deferred tax assets arising from temporary differences (amount below 17.65% threshold, net of related tax liability where the conditions in Article 38 (3) CRR are met)		559	675
	Applicable caps on the inclusion of provisions in tier 2
77	Cap on inclusion of credit risk adjustments in T2 under standardised approach		292	245
79	Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach		386	341
	Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2014 and 1 Jan 2022)
82	Current cap on AT1 instruments subject to phase-out arrangements		—	188
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)		—	527
84	Current cap on T2 instruments subject to phase-out arrangements		—	252
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)		—	689
*    The references identify the lines prescribed in the template that are applicable and where there is a value.
†    The references (a)–(r) identify balance sheet components on page 41 that are used in the calculation of regulatory capital. This table shows how they contribute to the regulatory capital calculation. Their contribution may differ from their accounting value in table ‘reconciliation of balance sheets – financial accounts to regulatory scope of consolidation’ as a result of adjustment or analysis to apply regulatory definitions of capital.
1    Additional value adjustments are calculated on all assets measured at fair value and subsequently deducted from CET1.
2    These disclosures are based on updated rules implemented from 1 January 2022 including the PRA’s disclosure templates and instructions which came into force at that time. The presentation of comparatives has been amended only for CRR II grandfathered instruments to align to the updated template’s rows and instructions.
3    The minimum deductions for holdings of own AT1 and T2 instruments are set by the PRA.
The main features of HSBC Group’s capital instruments, including those of the bank, are published on the Group’s website, https://www.hsbc.com/investors/fixed-income-investors/regulatory-capital-securities
Risk-weighted assets

RWA movement by key driver
Total RWAs
£m
RWAs at 1 Jan 2022	104,314
Asset size	9,245
Asset quality	753
Model updates	(1,478)
Methodology and policy	2,320
Foreign exchange movement	5,823
Total RWA movement	16,663
RWAs at 30 Jun 2022	120,977

Asset size
Credit risk RWAs rose by £9.2bn, driven by increases in corporate lending and other financial assets. Market risk RWAs increased by £3.1bn as a result of higher markets volatility observed over the period (due to the current geopolitical situation) coupled with increased inventories of hard equity commitments in France.
Asset quality
The Asset quality increase of £0.8bn is primarily driven by the downgrade of Russian counterparts including the Central Bank of Russia.
Model updates
The £1.5bn decrease in RWAs is mainly due to counterparty credit risk driven by the Equity model pricer update which resulted in the portfolio moving from Standardized to Internal Models.
Methodology and policy
The £2.3bn increase is primarily driven by implementation of CRR II rules and changes in our treatment of small and medium enterprises. This is partially offset by risk parameter refinements.

HSBC Bank plc	37

Risk

Overview of risk-weighted exposure amounts (UK OV1)
		At
		30 Jun	31 Mar	30 Jun
		2022	2022	2022
		RWAs	RWAs	Capital requirement[1]
		£m	£m	£m
1	Credit risk (excluding counterparty credit risk)	72,161	65,086	5,773
2	– standardised approach[4,5,6]	20,949	17,010	1,676
3	– foundation IRB approach	19,467	18,289	1,557
4	– slotting approach	1,811	1,579	145
UK-4a	– equities under the simple risk-weighted approach			—
5	– advanced IRB approach	29,934	28,208	2,395
6	Counterparty credit risk ('CCR')	19,962	18,132	1,598
7	– standardised approach	5,295	4,467	424
8	– internal model method ('IMM')	7,335	7,164	587
UK-8a	– risk exposure amount for contributions to the default fund of a central counterparty	284	265	23
UK-8b	– credit valuation adjustment	2,015	1,598	161
9	– other counterparty credit risk	5,033	4,638	403
15	Settlement risk	308	120	25
16	Securitisation exposures in the non-trading book	3,695	3,761	296
17	– internal ratings-based approach (‘SEC-IRBA’)	333	332	27
18	– external ratings-based approach (‘SEC-ERBA’) (including internal assessment approach (‘IAA’))	2,532	2,678	203
19	– standardised approach (‘SEC-SA’)	717	638	57
UK-19a	– 1250% deduction	113	113	9
20	Position, foreign exchange and commodities risks (market risk)	14,180	12,068	1,134
21	– standardised approach	2,303	2,198	184
22	– internal models approach	11,877	9,870	950
23	Operational risk	10,671	10,556	854
UK-23b	– standardised approach	10,671	10,556	854
29	Total	120,977	109,723	9,680
24	Amounts below the thresholds for deduction (subject to 250% risk weight)[4]	3,103	3,268	248
1    ‘Capital requirement’ in this and subsequent tables represents the minimum capital charge set at 8% of RWAs by article 92 of the Capital Requirements Regulation.
2    External ratings-based approach (‘SEC-ERBA’) includes internal assessment approach (‘IAA’).
3    Other CCR includes RWAs on securities financing transactions and free deliveries.
4    It is non additive in total. Balances are included in credit risk and standardised approach and comparatives are represented.
5    These balance include capital requirements for underlying equity exposures within CIUs calculated under the look-through approach using the IRB simple risk-weight method.
6    These balances include capital requirements for underlying equity exposures within CIUs calculated under the look-through approach using the IRB simple risk-weight method.

RWA flow statements of credit risk exposures under the IRB approach (CR8)
		Quarter ended
		30 Jun 2022	31 Mar 2022
Ref		£m	£m
1	RWAs at opening period[1]	47,207	44,748
2	Asset size	2,040	1,400
3	Asset quality	(139)	896
4	Model updates	140	—
5	Methodology and policy	(869)	(91)
6	Acquisitions and disposals	—	—
7	Foreign exchange movement	1,166	254
8	Write-offs	—	—
9	RWAs at end of period[1]	49,545	47,207
1    Securitisation positions and NCOAs are not included in this table. Free deliveries are included.

RWA flow statements of CCR exposures under IMM (CCR7)
		Quarter ended
		30 Jun 2022	31 Mar 2022
Ref		£m	£m
1	RWAs at opening period	7,164	6,074
2	Asset size	207	985
3	Asset quality	(76)	98
4	Model updates	—	221
5	Methodology and policy	53	(246)
6	Acquisitions and disposals	—	—
7	Foreign exchange movement	(13)	32
8	Write-offs	—	—
9	RWAs at end of period	7,335	7,164

38	HSBC Bank plc

RWA flow statements of market risk exposures under IMA (MR2-B)
		VaR	Stressed VaR	Incremental risk charge ('IRC')	Other	Total RWAs	Total own fund requirements
Ref		£m	£m	£m	£m	£m	£m
1	RWAs at 1 Apr 2022	2,864	5,202	904	900	9,870	789
2	Movement in risk levels	1,935	(385)	604	(123)	2,032	163
3	Model updates/changes	—	—	—	—	—	—
4	Methodology and policy	—	—	—	(25)	(25)	(2)
8	RWAs at 30 Jun 2022	4,799	4,817	1,508	752	11,877	950

1	RWAs at 1 Jan 2022	2,765	3,776	1,000	837	8,378	670
2	Movement in risk levels	96	1,415	(96)	63	1,478	118
3	Model updates/changes	—	—	—	—	—	—
4	Methodology and policy	3	11	—	—	14	1
8	RWAs at 31 Mar 2022	2,864	5,202	904	900	9,870	789

Leverage
The leverage ratio was introduced into the Basel III framework as a non-risk-based limit, to supplement risk-based capital requirements. It aims to constrain the build-up of excess leverage in the banking sector, introducing additional safeguards against model risk and measurement errors.
From 1 January 2022, HSBC Bank plc manages its leverage in line with the PRA UK leverage framework, rather than the EU leverage framework. The full PRA UK leverage framework will be applicable to the bank from 1 January 2023, until this time we are only bound by limited reporting and disclosure requirements. The detailed reporting and disclosure requirements apply only at the highest level of UK consolidation. For HSBC, this is at the Group consolidated level and not at the HSBC Bank plc level. Although there is currently no applicable minimum regulatory leverage ratio requirement, we manage the risk of excess leverage as part of our risk appetite framework and monitor it within our Risk Appetite Statement (‘RAS’). The leverage risk appetite profile is presented monthly to the Asset, Liability and Capital Management Committee (‘ALCO’) and to the Risk Management Meeting (‘RMM’).

Summary reconciliation of accounting assets and leverage ratio exposures (UK LR1 – LRSum)
		At
		30 Jun
		2022
Ref*		£m
1	Total assets as per published financial statements	709,701
2	Adjustment for entities which are consolidated for accounting purposes but are outside the scope of prudential consolidation	(22,443)
4	(Adjustment for exemption of exposures to central banks)	(126,506)
6	Adjustment for regular-way purchases and sales of financial assets subject to trade date accounting	(14,645)
7	Adjustment for eligible cash pooling transactions	(5,154)
8	Adjustment for derivative financial instruments	(149,968)
9	Adjustment for securities financing transactions (‘SFTs’)	8,014
10	Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	46,166
11	(Adjustment for prudent valuation adjustments and specific and general provisions which have reduced tier 1 capital (leverage))	(687)
UK-11a	(Adjustment for exposures excluded from the total exposure measure in accordance with point (c) of Article 429a(1) of the CRR)	(275)
12	Other adjustments	2,638
13	Total leverage ratio exposure	446,841

HSBC Bank plc	39

Risk

Leverage ratio common disclosure (UK LR2 – LRCom)
		At
		30 Jun
		2022
Ref*		£m
	On-balance sheet exposures (excluding derivatives and SFTs)
1	On-balance sheet items (excluding derivatives, SFTs and fiduciary assets, but including collateral)	393,490
2	Gross-up for derivatives collateral provided, where deducted from the balance sheet assets pursuant to the applicable accounting framework	5,957
3	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(35,415)
6	(Asset amounts deducted in determining tier 1 capital)	(687)
7	Total on-balance sheet exposures (excluding derivatives, SFTs and fiduciary assets)	363,345
	Derivative exposures
8	Replacement cost associated with SA-CCR derivatives transactions (i.e. net of eligible cash variation margin)	30,045
9	Add-on amounts for potential future exposure associated with SA-CCR derivatives transactions (mark-to-market method)	63,335
10	(Exempted CCP leg of client-cleared trade exposures) (SA-CCR)	(14,135)
11	Adjusted effective notional amount of written credit derivatives	73,888
12	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(71,219)
13	Total derivative exposures	81,914
	SFT exposures
14	Gross SFT assets (with no recognition of netting), after adjusting for sales accounting transactions	172,695
15	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(95,395)
16	Counterparty credit risk exposure for SFT assets	4,897
18	Total securities financing transaction exposures	82,197
	Other off-balance sheet exposures
19	Off-balance sheet exposures at gross notional amount	117,273
20	(Adjustments for conversion to credit equivalent amounts)	(71,107)
22	Total off-balance sheet exposures	46,166
	Excluded exposures
UK-22a	(Exposures excluded from the total exposure measure in accordance with point (c) of Article 429a(1) of the CRR)	(275)
UK-22k	(Total exempted exposures)	(275)
	Capital and total exposures measure
23	Tier 1 capital (leverage)	21,668
24	Total exposure measure including claims on central banks	573,347
UK-24a	(-) Claims on central banks excluded	(126,506)
UK-24b	Total exposure measure excluding claims on central banks	446,841
	Leverage ratios
25	Leverage ratio excluding claims on central banks (%)	4.85
UK-25a	Fully loaded ECL accounting model leverage ratio excluding claims on central banks (%)	4.85
UK-25b	Leverage ratio excluding central bank reserves as if the temporary treatment of unrealised gains and losses measured at fair value through other comprehensive income had not been applied (%)	4.85
UK-25c	Leverage ratio including claims on central banks (%)	3.78
26	Regulatory minimum leverage ratio requirement (%)	3.25

Leverage ratio – Split of on-balance sheet exposures (excluding derivatives, SFTs and exempted exposures) (UK LR3 – LRSpl)
		At
		30 Jun	31 Dec
		2022	2021
Ref*		£m	£m
UK-1	Total on-balance sheet exposures (excluding derivatives, SFTs and exempted exposures) of which:[1]	231,328	338,073
UK-2	– trading book exposures	60,698	71,861
UK-3	– banking book exposures, - of which:	170,630	266,212
UK-5	exposures treated as sovereigns	41,635	147,550
UK-7	institutions	12,428	8,341
UK-8	secured by mortgages of immovable properties	23,707	23,053
UK-9	retail exposures	3,214	3,542
UK-10	corporate	53,530	60,844
UK-11	exposures in default	1,583	1,465
UK-12	other exposures (e.g. equity, securitisations and other non-credit obligation assets)	34,533	21,417
1    This calculation is in line with the UK leverage rules that were implemented on 1 January 2022, and excludes central bank claims and cash pooling benefit. Comparatives for 2021 are reported based on the disclosure rules in force at that time, and include claims on central banks and without cash pooling benefit.
Regulatory balance sheet
Structure of the regulatory group
Assets, liabilities and post-acquisition reserves of subsidiaries engaged in insurance activities are excluded from the regulatory consolidation. Our investments in these insurance subsidiaries are recorded at cost and deducted from CET1 capital, subject to thresholds. The regulatory consolidation also excludes special purpose entities (‘SPEs’) where significant risk has been transferred to third parties.
Exposures to these SPEs are risk weighted as securitisation positions for regulatory purposes. Participating interests in banking associates are proportionally consolidated for regulatory purposes by including our share of assets, liabilities, profits and losses, and RWAs in accordance with the PRA’s application of EU legislation. Non-participating significant investments are deducted from capital, subject to thresholds.

40	HSBC Bank plc

Reconciliation of regulatory own funds to accounting balance sheet (UK CC2)
		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref †	£m	£m	£m	£m
Assets
Cash and balances at central banks		126,759	—	76	126,835
Items in the course of collection from other banks		801	—	—	801
Trading assets		78,072	—	—	78,072
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss		16,380	(12,584)	616	4,412
– of which: debt securities eligible as tier 2 issued by group FSEs that are outside the regulatory scope of consolidation	r	—	403	—	403
Derivatives		202,510	(86)	—	202,424
Loans and advances to banks	k	16,349	(338)	—	16,011
Loans and advances to customers	k	94,840	(205)	—	94,635
– of which: expected credit losses on IRB portfolios	h	(999)	—	—	(999)
Reverse repurchase agreements – non-trading		57,996	—	—	57,996
Financial investments		38,743	(8,076)	—	30,667
Capital invested in insurance and other entities		—	603	—	603
Prepayments, accrued income and other assets		74,305	(939)	31	73,397
– of which: retirement benefit assets	j	100	—	—	100
Current tax assets		512	(6)	—	506
Interests in associates and joint ventures		710	—	(679)	31
Goodwill and intangible assets	e	1,058	(986)	—	72
Deferred tax assets	f	666	130	—	796
Total assets at 30 Jun 2022		709,701	(22,487)	44	687,258
Liabilities and equity
Liabilities
Deposits by banks		38,623	(8)	—	38,615
Customer accounts		224,991	271	—	225,262
Repurchase agreements – non-trading		34,446	—	—	34,446
Items in the course of transmission to other banks		879	—	—	879
Trading liabilities		43,636	—	—	43,636
Financial liabilities designated at fair value		30,358	(41)	—	30,317
– of which: included in tier 2	n, i	1,121	—	—	1,121
Derivatives		193,956	(25)	—	193,931
– of which: debit valuation adjustment	k	51	—	—	51
Debt securities in issue		8,650	(472)	—	8,178
Accruals, deferred income and other liabilities		74,934	(938)	42	74,038
Current tax liabilities		129	(22)	—	107
Liabilities under insurance contracts		20,136	(20,136)	—	—
Provisions		358	(4)	—	354
– of which: credit-related contingent liabilities and contractual commitments on IRB portfolios	h	70	—	—	70
Deferred tax liabilities		98	(81)	2	19
Subordinated liabilities		14,515	—	—	14,515
of which: included in tier 2	n, o, p, q	13,815	—	—	13,815
Total liabilities at 30 Jun 2022		685,709	(21,456)	44	664,297
Equity
Called up share capital	a	797	—	—	797
Other equity instruments	l	3,930	—	—	3,930
Other reserves	b, c, g	(6,188)	58	—	(6,130)
Retained earnings	b, c	25,323	(1,080)	—	24,243
Total shareholders’ equity		23,862	(1,022)	—	22,840
Non-controlling interests	d, m	130	(9)	—	121
Total equity at 30 Jun 2022		23,992	(1,031)	—	22,961
Total liabilities and equity at 30 Jun 2022		709,701	(22,487)	44	687,258
†    The references (a)–(r) identify balance sheet components which are used in the calculation of regulatory capital on pages 36 and 37.

HSBC Bank plc	41

Risk
Credit quality of assets

Performing and non-performing exposures and related provisions (CR1)
		Gross carrying amount/nominal amount					Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions					Collaterals and financial guarantees received
		Performing exposures			Non-performing exposures		Performing exposures			Non-performing exposures		On perfor-ming expo-sures	On non-perfor-ming expo-sures
			of which: stage 1	of which: stage 2		of which: stage 3		of which: stage 1	of which: stage 2		of which stage 3
		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	At 30 Jun 2022
1	Loans and advances	318,630	301,374	15,304	2,470	2,470	(320)	(95)	(225)	(932)	(932)	103,083	540
2	Central banks	135,336	135,323	13	65	65	—	—	—	(16)	(16)	2,506	—
3	General governments	2,913	2,770	143	28	28	—	—	—	—	—	201	—
4	Credit institutions	38,418	38,342	76	—	—	(19)	(1)	(18)	—	—	19,337	—
5	Other financial corporations	63,683	61,282	501	249	249	(9)	(3)	(6)	(65)	(65)	35,694	—
6	Non-financial corporations	52,866	39,675	13,139	1,804	1,804	(251)	(77)	(174)	(766)	(766)	21,100	381
7	– of which: SMEs	2,047	1,672	375	187	187	(13)	(4)	(9)	(104)	(104)	1,353	54
8	Households	25,414	23,982	1,432	324	324	(41)	(14)	(27)	(85)	(85)	24,245	159
9	Debt securities	31,112	30,350	255	—	—	(24)	(14)	(10)	—	—	2,270	—
10	Central banks	36	36	—	—	—	—	—	—	—	—	—	—
11	General governments	20,137	20,137	—	—	—	(1)	(1)	—	—	—	1,028	—
12	Credit institutions	6,612	6,558	54	—	—	—	—	—	—	—	1,242	—
13	Other financial corporations	3,655	3,236	188	—	—	(10)	—	(10)	—	—	—	—
14	Non-financial corporations	672	383	13	—	—	(13)	(13)	—	—	—	—	—
15	Off-balance-sheet exposures	157,901	133,306	6,078	359	245	(66)	(17)	(37)	(29)	(19)	1,214	2
16	Central banks	783	778	—	—	—	(1)	—	—	—	—	—	—
17	General governments	2,530	1,974	12	—	—	—	—	—	—	—	—	—
18	Credit institutions	7,794	5,583	105	—	—	(2)	—	—	—	—	—	—
19	Other financial corporations	62,811	61,224	448	3	3	(3)	—	(3)	(1)	(1)	184	—
20	Non-financial corporations	81,493	61,358	5,450	350	236	(60)	(17)	(34)	(28)	(18)	948	2
21	Households	2,490	2,389	63	6	6	—	—	—	—	—	82	—
22	Total	507,643	465,030	21,637	2,829	2,715	(410)	(126)	(272)	(961)	(951)	106,567	542

42	HSBC Bank plc

Performing and non-performing exposures and related provisions (CR1) (continued)
		Gross carrying amount/nominal amount					Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions					Collaterals and financial guarantees received
		Performing exposures			Non-performing exposures		Performing exposures			Non-performing exposures		On perfor-ming expo-sures	On non-performing exposures
			of which: stage 1	of which: stage 2		of which: stage 3		of which: stage 1	of which: stage 2		of which stage 3
		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	At 31 Dec 2021
1	Loans and advances	270,721	258,648	9,163	2,487	2,487	(242)	(91)	(151)	(910)	(910)	97,102	626
2	Central banks	113,919	113,907	13	—	—	—	—	—	—	—	2,552	—
3	General governments	1,540	1,318	222	—	—	—	—	—	—	—	224	—
4	Credit institutions	29,621	29,595	26	—	—	(6)	(5)	(1)	—	—	17,849	—
5	Other financial corporations	48,353	45,188	369	243	243	(9)	(6)	(3)	(16)	(16)	32,713	—
6	Non-financial corporations	52,347	44,385	7,847	1,791	1,791	(189)	(58)	(131)	(769)	(769)	20,213	381
7	– of which: SMEs	1,929	1,535	394	200	200	(22)	(7)	(15)	(107)	(107)	1,294	58
8	Households	24,941	24,255	686	453	453	(38)	(22)	(16)	(125)	(125)	23,551	245
9	Debt securities	32,676	31,482	644	1	1	(19)	(2)	(17)	(1)	(1)	1,763	—
10	Central banks	106	106	—	—	—	—	—	—	—	—	—	—
11	General governments	22,361	22,361	—	—	—	(1)	(1)	—	—	—	281	—
12	Credit institutions	6,612	6,218	394	—	—	(2)	(1)	(1)	—	—	1,482	—
13	Other financial corporations	2,822	2,373	216	—	—	(10)	—	(10)	—	—	—	—
14	Non-financial corporations	775	424	34	1	1	(6)	—	(6)	(1)	(1)	—	—
15	Off-balance-sheet exposures	144,287	119,893	8,311	416	300	(67)	(27)	(30)	(35)	(15)	1,540	9
16	Central banks	11	2	—	—	—	—	—	—	—	—	—	—
17	General governments	1,543	1,148	23	—	—	—	—	—	—	—	—	—
18	Credit institutions[1]	5,998	3,789	249	—	—	(9)	(3)	(1)	—	—	—	—
19	Other financial corporations[1]	49,951	48,248	557	1	1	(2)	(1)	(1)	—	—	232	—
20	Non-financial corporations	84,473	64,530	7,366	410	295	(55)	(23)	(28)	(35)	(15)	1,167	9
21	Households	2,311	2,176	116	5	4	(1)	—	—	—	—	141	—
22	Total	447,684	410,023	18,118	2,904	2,788	(328)	(120)	(198)	(946)	(926)	100,405	635
1    £28bn in off balance sheet exposures were reclassified as at December 2021 from ‘Credit institution’ to ‘Other financial corporations’ following a customer classification change.

Maturity of exposures (CR1-A)
		Net exposure value
		On demand	<= 1 year	> 1 year <= 5 years	> 5 years	No stated maturity	Total
		£m	£m	£m	£m	£m	£m
1	Loans and advances	34,197	114,363	85,407	39,842	7	273,816
2	Debt securities	—	7,332	14,183	8,029	—	29,544
3	Total at 30 Jun 2022	34,197	121,695	99,590	47,871	7	303,360
1    The table above includes reverse repos and excludes assets held for sale and cash balances with central banks and other demand deposits.

HSBC Bank plc	43

Risk
Non-performing loans

Credit quality of forborne exposures (UK CQ1)
		Gross carrying amount/nominal amount				Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions		Collateral received and financial guarantees received on forborne exposures
		Performing forborne	Non-performing forborne			On performing forborne exposures	On non-performing forborne exposures	Total	of which: forborne non-performing exposures
			Total	of which: defaulted	of which: impaired
		£m	£m	£m	£m	£m	£m	£m	£m
	At 30 Jun 2022
005	Cash balances at central banks and other demand deposits
010	Loans and advances	1,907	690	690	690	(42)	(242)	264	131
020	Central banks	—	—	—	—	—	—	—	—
030	General governments	—	—	—	—	—	—	—	—
040	Credit institutions	—	—	—	—	—	—	—	—
050	Other financial corporations	27	4	4	4	(1)	(1)	—	—
060	Non-financial corporations	1,839	618	618	618	(38)	(233)	168	72
070	Households	41	68	68	68	(3)	(8)	96	59
080	Debt securities	—	—	—	—	—	—	—	—
090	Loan commitments given	—	—	—	—	—	—	—	—
100	Total	1,907	690	690	690	(42)	(242)	264	131

	At 31 Dec 2021
005	Cash balances at central banks and other demand deposits
010	Loans and advances	67	838	838	838	(3)	(235)	212	207
020	Central banks	—	—	—	—	—	—	—	—
030	General governments	—	—	—	—	—	—	—	—
040	Credit institutions	—	—	—	—	—	—	—	—
050	Other financial corporations	6	4	4	4	—	—	—	—
060	Non-financial corporations	61	704	704	704	(3)	(220)	127	122
070	Households	—	130	130	130	—	(15)	85	85
080	Debt securities	—	—	—	—	—	—	—	—
090	Loan commitments given	—	—	—	—	—	—	—	—
100	Total	67	838	838	838	(3)	(235)	212	207

Collateral obtained by taking possession and execution processes (UK CQ7)
		At 30 Jun 2022		At 31 Dec 2021
		Collateral obtained by taking possession		Collateral obtained by taking possession
		Value at initial recognition	Accumulated negative changes	Value at initial recognition	Accumulated negative changes
		£m	£m	£m	£m
010	Property, plant and equipment (‘PP&E’)	—	—	—	—
020	Other than (‘PP&E’)	6	—	5	—
030	Residential immovable property	2	—	2	—
040	Commercial immovable property	4	—	3	—
050	Movable property (auto, shipping, etc.)	—	—	—	—
060	Equity and debt instruments	—	—	—	—
070	Other collateral	—	—	—	—
080	Total	6	—	5	—

44	HSBC Bank plc

Quality of non-performing exposures by geography (UK CQ4)
		Gross carrying/ Nominal amount		Accumulated impairment	Provisions on off-balance sheet commit- ments and financial guarantee given	Accumulated negative changes in fair value due to credit risk on non-performing exposures
		Total	of which: defaulted
		£m	£m	£m	£m	£m
010	On balance sheet exposures	212,020	2,405	(1,260)	—	—
020	United Kingdom	62,792	358	(256)	—	—
030	France	49,977	870	(520)	—	—
040	United States	18,215	9	(19)	—	—
050	Germany	13,659	278	(80)	—	—
060	Hong Kong	2,832	—	—	—	—
070	Other countries	64,545	890	(385)	—	—
080	Off balance sheet exposures	158,261	359	—	94	—
090	United Kingdom	29,347	65	—	28	—
100	France	50,491	91	—	20	—
110	United States	5,794	—	—	3	—
120	Germany	14,803	130	—	10	—
130	Hong Kong	1,216	—	—	—	—
140	Other countries	56,610	73	—	33	—
150	Total	370,281	2,764	(1,260)	94	—

Credit quality of loans and advances to non-financial corporations by industry (UK CQ5)
		Gross carrying amount		Accumulated impairment	Accumulated negative changes in fair value due to credit risk on non-performing exposures
		Total	of which: defaulted
		£m	£m	£m	£m
010	Agriculture, forestry and fishing	246	50	(9)	—
020	Mining and quarrying	974	—	(1)	—
030	Manufacturing	10,866	268	(96)	—
040	Electricity, gas, steam and air conditioning supply	1,904	87	(6)	—
050	Water supply	207	4	(5)	—
060	Construction	766	95	(55)	—
070	Wholesale and retail trade	9,141	186	(150)	—
080	Transport and storage	4,996	172	(102)	—
090	Accommodation and food service activities	1,298	53	(25)	—
100	Information and communication	2,860	36	(15)	—
110	Real estate activities	5,705	257	(189)	—
120	Financial and insurance actvities	—	—	—	—
130	Professional, scientific and technical activities	3,306	194	(61)	—
140	Administrative and support service activities	9,989	295	(257)	—
150	Public administration and defense, compulsory social security	9	—	—	—
160	Education	35	3	(1)	—
170	Human health services and social work activities	317	8	(7)	—
180	Arts, entertainment and recreation	190	6	(5)	—
190	Other services	1,861	90	(32)	—
200	Total at 30 Jun 2022	54,670	1,804	(1,016)	—

Defaulted exposures

Changes in the stock of non-performing loans and advances (CR2)
		Half-year to 30 Jun 2022
		Gross carrying value
		£m
010	Initial stock of non-performing loans and advances	2,538
020	Inflows to non-performing portfolios	333
030	Outflows from non-performing portfolios	(90)
040	Outflows due to write-offs	(34)
050	Outflow due to other situations[1]	(143)
060	Final stock of non-performing loans and advances	2,604
1    Other changes include foreign exchange movements and repayments.

HSBC Bank plc	45

Risk
Risk mitigation

Credit risk mitigation techniques – overview (CR3)
		Exposures unsecured: carrying amount	Exposures secured: carrying amount	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
		£m	£m	£m	£m	£m
1	Loans and advances	216,224	103,623	76,735	26,888	—
2	Debt securities	28,826	2,270	—	2,270	—
3	Total at 30 Jun 2022	245,050	105,893	76,735	29,158	—
4	– of which non-performing exposures	949	540	282	258	—
5	defaulted	949	540	—	—	—

Standardised approach – CCF and CRM effects (CR4)
		Exposures before CCF and CRM		Exposures post-CCF and CRM		RWAs and RWA density
		On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWAs	RWA density
		£m	£m	£m	£m	£m	%
	Asset classes[1]
1	Central governments or central banks	141,762	1,651	150,531	1,344	1,313	1
2	Regional governments or local authorities	1,740	86	3,246	24	94	3
3	Public sector entities	4,055	94	206	1	45	9
4	Multilateral development banks	—	—	—	—	—	(8)
5	International organisations	487	—	487	—	—	—
6	Institutions	3,132	1,358	3,139	619	1,177	31
7	Corporates	11,280	5,379	10,435	1,337	8,537	73
8	Retail	498	759	417	84	358	71
9	Secured by mortgages on immovable property	4,133	17	4,133	4	2,159	52
10	Exposures in default	334	39	296	14	365	118
11	Exposures associated with particularly high risk	107	32	106	13	179	150
12	Covered bonds	—	—	—	—	—	—
13	Institutions and corporates with a short-term credit assessment	—	—	—	—	—	—
14	Collective investment undertakings	1,713	948	1,713	474	4,181	191
15	Equity	1,266	—	1,266	—	2,301	182
16	Other items	881	—	881	—	240	27
17	Total at 30 Jun 2022	171,388	10,363	176,856	3,914	20,949	12
1    Securitisation positions are not included in this table.
2    These balance include capital requirements for underlying equity exposures within CIUs calculated under the look-through approach using the IRB simple risk-weight method.

IRB – Effect on the RWA of credit derivatives used as CRM techniques (CR7)
		At 30 Jun 2022
		Pre-credit derivatives RWAs	Actual RWAs
		£m	£m
1	Exposures under FIRB	19,943	19,467
2	Central governments and central banks	6	6
3	Institutions	10	10
4	Corporates	19,927	19,451
4.1	– of which: SMEs	70	70
4.2	Specialised lending	—	—
5	Exposures under AIRB[1]	29,673	29,573
6	Central governments and central banks	4,137	4,137
7	Institutions	2,180	2,171
8	Corporates	18,017	17,927
8.1	– of which: SMEs	20	20
8.2	Specialised lending	2,404	2,404
9	Retail	5,339	5,339
9.1	– of which: Retail – SMEs – Secured by immovable property collateral	204	204
9.2	Retail – non-SMEs – Secured by immovable property collateral	4,067	4,067
9.3	Retail – Qualifying revolving	59	59
9.4	Retail – SMEs – Other	245	245
9.5	Retail – Non-SMEs – Other	763	763
20	Total (including FIRB exposures and AIRB exposures)	49,616	49,040
1    Securitisation exposures, non-credit obligation assets and equity exposures are not included in this table.

46	HSBC Bank plc

IRB approach – Disclosure of the extent of the use of CRM techniques (CR7-A)
AIRB		Total exposures	Funded credit protection (‘FCP’)					Unfunded credit Protection (UFCP)	Credit risk Mitigation methods in the calculation of RWAs
			Part of exposures covered by Financial Collaterals	Part of exposures covered by Other eligible collaterals (%)				Part of exposures covered by Guarantees (%)	RWA post all CRM assigned to the obligor expo-sure class	RWA with substitution effects
				Total	Part of exposures covered by Immovable property collaterals	Part of exposures overed by receivables	Part of exposures covered by Other physical collateral
		£m	%	%	%	%	%	%	£m	£m
1	Central governments and central banks	17,406	0.1	—	—	—	—	0.4	4,113	4,137
2	Institutions	11,067	21.2	0.3	0.3	—	—	—	2,179	2,171
3	Corporates	43,664	1.5	5.7	4.4	0.6	0.6	1.5	17,940	17,927
3.1	– of which Corporates – SMEs	35	—	3.6	3.6	—	—	0.1	20	20
3.2	Corporates – Specialised lending	4,136	—	—	—	—	—	1.5	2,404	2,404
3.3	Corporates – Other	39,493	1.6	6.3	4.9	0.7	0.7	1.5	15,516	15,503
4	Retail	24,153	7.2	28.2	28.1	—	—	54.0	5,338	5,338
4.1	– of which: Retail – Immovable property SMEs	312	3.4	92.3	91.0	1.3	—	0.2	204	204
4.2	Retail – Immovable property non-SMEs	19,793	0.8	32.9	32.9	—	—	65.7	4,067	4,067
4.3	Retail – Qualifying revolving	544	—	—	—	—	—	—	59	59
4.4	Retail – Other SMEs	989	9.7	0.9	—	0.1	0.7	3.3	245	245
4.5	Retail – Other non- SMEs	2,515	59.0	—	—	—	—	0.7	763	763
5	Total at 30 Jun 2022	96,290	4.9	9.7	9.1	0.3	0.3	14.3	29,570	29,573

FIRB
1	Central governments and central banks	—	—	—	—	—	—	—	—	6
2	Institutions	—	—	—	—	—	—	—	—	10
3	Corporates	51,038	25.9	2.2	1.7	0.4	0.1	—	19,470	19,451
3.1	– of which: Corporates – SMEs	117	15.3	7.0	7.0	—	—	—	70	70
3.2	Corporates – Specialised lending	—	—	—	—	—	—	—	—	—
3.3	Corporates – Other	50,921	25.9	2.2	1.7	0.4	0.1	—	19,400	19,381
4	Total at 30 Jun 2022	51,038	25.9	2.2	1.7	0.4	0.1	—	19,470	19,467

HSBC Bank plc	47

Risk

Specialised lending and equity exposures under the simple risk-weighted approach (CR10)
Specialised lending: Project finance (Slotting approach)		On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWAs	Expected loss
Regulatory categories	Remaining maturity
		£m	£m	%	£m	£m	£m
Category 1	Less than 2.5 years	1	—	50	1	—	—
	Equal to or more than 2.5 years	—	—	70	—	—	—
Category 2	Less than 2.5 years	—	—	70	—	—	—
	Equal to or more than 2.5 years	3	—	90	3	2	—
Category 3	Less than 2.5 years	—	—	115	—	—	—
	Equal to or more than 2.5 years	—	—	115	—	—	—
Category 4	Less than 2.5 years	—	—	250	—	—	—
	Equal to or more than 2.5 years	—	—	250	—	—	—
Category 5	Less than 2.5 years	—	—	—	—	—	—
	Equal to or more than 2.5 years	—	—	—	—	—	—
Total at 30 Jun 2022	Less than 2.5 years	1	—	—	1	—	—
	Equal to or more than 2.5 years	3	—	—	3	2	—

Specialised lending: Income-producing real estate and high volatility commercial real estate (Slotting approach)		On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWAs	Expected loss
Regulatory categories	Remaining maturity
		£m	£m	%	£m	£m	£m
Category 1	Less than 2.5 years	540	3	50	542	271	—
	Equal to or more than 2.5 years	550	105	70	633	443	3
Category 2	Less than 2.5 years	42	7	70	47	33	—
	Equal to or more than 2.5 years	10	19	90	20	18	—
Category 3	Less than 2.5 years	85	—	115	85	97	2
	Equal to or more than 2.5 years	—	—	115	—	—	—
Category 4	Less than 2.5 years	—	—	250	—	—	—
	Equal to or more than 2.5 years	—	—	250	—	—	—
Category 5	Less than 2.5 years	2	—	—	2	—	1
	Equal to or more than 2.5 years	—	—	—	—	—	—
Total at 30 Jun 2022	Less than 2.5 years	669	10	—	676	401	3
	Equal to or more than 2.5 years	560	124	—	653	461	3

Specialised lending: Object finance (Slotting approach)		On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWAs	Expected loss
Regulatory categories	Remaining maturity
		£m	£m	%	£m	£m	£m
Category 1	Less than 2.5 years	466	23	50	483	241	—
	Equal to or more than 2.5 years	694	30	70	717	501	3
Category 2	Less than 2.5 years	151	14	70	161	113	1
	Equal to or more than 2.5 years	101	3	90	102	92	1
Category 3	Less than 2.5 years	—	—	115	—	—	—
	Equal to or more than 2.5 years	—	—	115	—	—	—
Category 4	Less than 2.5 years	—	—	250	—	—	—
	Equal to or more than 2.5 years	—	—	250	—	—	—
Category 5	Less than 2.5 years	7	—	—	7	—	3
	Equal to or more than 2.5 years	—	—	—	—	—	—
Total at 30 Jun 2022	Less than 2.5 years	624	37	—	651	354	4
	Equal to or more than 2.5 years	795	33	—	819	593	4

1    Equity exposures within CIUs are reported under STD approach, although calculated under the look-through approach using the IRB simple risk-weight method.

48	HSBC Bank plc

Countercyclical capital buffer
The table below discloses the geographical distribution of credit exposures relevant to the calculation of the countercyclical buffer (‘CCyB’) under Article 440 of the Regulation (EU) 575/2013. Countries or territories that have a CCyB requirement, or have an own funds requirement of greater than 0.7%, or that are material in nature are disclosed below

Geographical distribution of credit exposures relevant for the calculation of the countercyclical capital buffer (UK CCyB1)
	General credit exposures		Trading book exposures		Securitis-ation exposures	Total exposure value	Own funds requirements					Own funds require-ments weights	CCyB rate
	SA	IRB	Sum of long/short positions for SA	Internal models	Total Exposure value for non-trading book		Relevant credit risk exposures – credit risk	Relevant credit exposures – market risk	Relevant credit exposures – securitisation positions in the non-trading book	Total	Risk-weighted exposure amounts
Country	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%
Bulgaria	—	7	—	—	—	7	—	—	—	—	1	0.0	0.50
Cayman Islands	223	1,528	—	6	—	1,757	111	1	—	112	1,404	1.8	—
Czech Republic	97	415	—	2	—	514	27	—	—	27	342	0.4	0.50
Denmark	—	1,402	—	—	—	1,402	61	1	—	62	773	1.0	—
France	3,563	43,652	46	40	1,692	48,993	1,371	8	24	1,403	17,533	22.3	—
Germany	764	12,302	138	44	525	13,773	506	11	5	522	6,521	8.3	—
Greece	303	1,958	4	8	—	2,273	118	1	—	119	1,491	1.9	—
Guernsey	369	728	—	—	—	1,097	50	—	—	50	622	0.8	—
Hong Kong	12	397	—	3	—	412	8	—	—	8	106	0.1	1.00
Ireland	404	3,055	437	18	352	4,266	102	13	6	121	1,515	1.9	—
Israel	182	836	—	33	—	1,051	42	3	—	45	556	0.7	—
Italy	173	1,203	206	11	5	1,598	61	10	—	71	888	1.1	—
Jersey	192	3,294	—	—	—	3,486	178	—	—	178	2,224	2.8	—
Luxembourg	945	5,243	—	38	5	6,231	278	3	—	281	3,512	4.5	0.50
Malta	2,684	124	—	1	—	2,809	123	—	—	123	1,545	2.0	—
Netherlands	817	5,023	293	—	861	6,994	240	7	11	258	3,223	4.1	—
Norway	1	209	—	18	—	228	6	1	—	7	79	0.1	1.50
Poland	479	378	—	22	—	879	48	3	—	51	639	0.8	—
Russian Federation	49	373	—	—	—	422	62	1	—	63	794	1.0	—
Slovakia	20	17	—	1	—	38	1	—	—	1	13	0.0	1.00
South Africa	306	651	—	12	—	969	51	2	—	53	664	0.8	—
Spain	315	1,562	44	6	120	2,047	85	3	2	90	1,112	1.4	—
Switzerland	109	4,578	—	9	—	4,696	115	2	—	117	1,469	1.9	—
United Arab Emirates	488	1,439	—	22	—	1,949	46	1	—	47	590	0.8	—
United Kingdom	3,921	40,665	839	637	7,367	53,429	1,290	38	209	1,537	19,220	24.4	—
United States	4,053	10,301	10	555	1,147	16,066	498	9	36	543	6,789	8.6	—
Other countries	1,343	9,932	108	567	153	12,103	330	77	2	409	5,112	6.5	—
Total	21,812	151,272	2,125	2,053	12,227	189,489	5,808	195	295	6,298	78,737	100.0

Amount of Institution specific countercyclical capital buffer (UK CCyB2)
At
30 Jun
2022
Total Risk Exposure Amount (£m)	120,977
Institution specific countercyclical capital buffer rate (%)	0.03
Institution specific countercyclical capital buffer requirement (£m)	33

HSBC Bank plc	49

Risk
Management of liquidity and funding risk
We aim to ensure that management has oversight of our liquidity and funding risks by maintaining comprehensive policies, metrics and controls.
Liquidity coverage ratio (‘LCR’)
The LCR aims to ensure that a bank has sufficient unencumbered high-quality liquid assets (‘HQLA’) to meet its liquidity needs in a
30 calendar day liquidity stress scenario. At 30 June 2022, we were above regulatory minimum levels.
Net stable funding ratio (‘NSFR’)
We use NSFR as a basis for ensuring operating entities raise sufficient stable funding to support their business activities. At 30 June 2022, we maintain sufficient stable funding relative to the required stable funding assessed using the NSFR.

Quantitative information of LCR (UK LIQ1)[1]
		Quarter ended
UK-1a		30 Jun 2022		31 Mar 2022
		Total unweighted value	Total weighted value	Total unweighted value	Total weighted value
		£m	£m	£m	£m
UK-1b	Number of data points used in the calculation of averages	12		12
High-quality liquid assets
1	Total high-quality liquid assets (‘HQLA’)		103,389		102,541
Cash outflows
2	Retail deposits and small business funding	16,147	2,187	15,827	2,255
3	– of which:
	stable deposits	4,047	202	3,718	186
4	less stable deposits	12,082	1,985	12,087	2,070
5	Unsecured wholesale funding	135,606	74,782	133,217	74,085
6	– operational deposits (all counterparties) and deposits in networks of cooperative banks	47,174	11,745	44,981	11,186
7	– non-operational deposits (all counterparties)	86,008	60,613	85,566	60,220
8	– unsecured debt	2,424	2,424	2,669	2,669
9	Secured wholesale funding		4,636		4,843
10	Additional requirements	43,157	23,173	41,792	21,177
11	– outflows related to derivative exposures and other collateral requirements	15,789	15,008	13,249	12,659
12	– outflows related to loss of funding on debt products			—	—
13	– credit and liquidity facilities	27,368	8,165	28,543	8,518
14	Other contractual funding obligations	22,974	6,576	21,051	5,642
15	Other contingent funding obligations	56,785	691	56,608	702
16	Total cash outflows		112,046		108,705
Cash inflows
17	Secured lending transactions (including reverse repos)	76,143	17,442	77,625	18,170
18	Inflows from fully performing exposures	9,028	8,704	8,611	8,307
19	Other cash inflows	33,125	16,388	29,723	13,376
UK-19a	(Difference between total weighted inflows and total weighted outflows arising from transactions in third countries where there are transfer restrictions or which are denominated in non-convertible currencies)				—
UK-19b	(Excess inflows from a related specialised credit institution)				—
20	Total cash inflows	118,296	42,534	115,959	39,853
UK-20a	Fully exempt inflows			—	—
UK-20b	Inflows subject to 90% cap			—	—
UK-20c	Inflows subject to 75% cap	106,221	42,534	102,564	39,853
Liquidity coverage ratio (adjusted value)
UK-21	Liquidity buffer		103,389		102,541
22	Total net cash outflows		69,512		68,852
23	Liquidity coverage ratio (%)		149.0		149.0
1    These amounts relate to HSBC Bank plc as a single entity and are not produced on a consolidated basis. The LCR is reported as specified in the PRA Rulebook effective since 1 January 2022. LCR disclosure is calculated based on 12 month-end averages ending March 2022 and June 2022 respectively.

50	HSBC Bank plc

Net Stable Funding Ratio (UK LIQ2)[1]
		Unweighted value by residual maturity				Weighted value
		No maturity	< 6 months	6 months to < 1yr	≥ 1yr
		£m	£m	£m	£m	£m
Available stable funding (‘ASF’) Items
1	Capital items and instruments	18,109	894	861	10,883	28,992
2	Own funds	18,109	894	861	10,497	28,606
3	Other capital instruments				386	386
4	Retail deposits		16,678	—	—	15,192
5	Stable deposits		3,634	—	—	3,452
6	Less stable deposits		13,044	—	—	11,740
7	Wholesale funding:		185,624	6,233	9,545	61,366
8	Operational deposits		49,019	—	—	24,509
9	Other wholesale funding		136,605	6,233	9,545	36,856
10	Interdependent liabilities		3,314	—	—	—
11	Other liabilities:	413	43,126	—	—	—
12	NSFR derivative liabilities	413
13	All other liabilities and capital instruments not included in the above categories		43,126	—	—	—
14	Total available stable funding (‘ASF’)					105,549
Required stable funding (‘RSF’) Items
15	Total high-quality liquid assets (‘HQLA’)	119,520				10,177
UK-15a	Assets encumbered for more than 12months in cover pool
16	Deposits held at other financial institutions for operational purposes
17	Performing loans and securities:		85,207	9,709	45,530	56,414
18	Performing securities financing transactions with financial customers collateralised by Level 1 HQLA subject to 0% haircut		31,037	4,348	1,078	5,903
19	Performing securities financing transactions with financial customer collateralised by other assets and loans and advances to financial institutions		25,694	898	541	2,353
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, and PSEs, of which:		11,402	1,540	9,837	16,212
21	With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		113	88	1,680	1,193
22	Performing residential mortgages, of which:		77	62	1,937	—
23	With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		—	—	—	—
24	Other loans and securities that are not in default and do not qualify as HQLA, including exchange-traded equities and trade finance on-balance sheet products		16,998	2,861	32,137	31,946
25	Interdependent assets		—	—	3,443	—
26	Other assets:		53,288	—	10,912	22,780
27	Physical traded commodities				1,263	1,074
28	Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs				10,046	—
29	NSFR derivative assets				935	—
30	NSFR derivative liabilities before deduction of variation margin posted				24,158	—
31	All other assets not included in the above categories		18,150	—	10,912	11,024
32	Off-balance sheet items		—	—	82,698	2,087
33	Total RSF					91,458
34	Net Stable Funding Ratio (%)					115
1    These amounts relate to HSBC Bank plc as a single entity and are not produced on a consolidated basis. From 1 January 2022, we started managing funding risk based on the PRA’s NSFR rules. NSFR disclosure is calculated based on 2 quarter-end averages ending March 2022 and June 2022.
Market risk in the first half of 2022
Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce the group’s income or the value of its portfolios. There were no material changes to our policies and practices for the management of market risk in the first half of 2022.
We managed market risk prudently in the first half of 2022. Sensitivity exposures remained within appetite as the business pursued its core market-making activity in support of our customers. We continued to undertake hedging activities to protect the business from geopolitical risk, macroeconomic uncertainty and potential future deterioration in credit conditions. Market risk continued to be managed using a complementary set of exposure measures and limits, including Value At Risk (‘VaR’), stress and scenario analysis.
On the back of elevated market volatility driven by geopolitical risk and stagflation concerns during first half of the year, the overall risk profile of the Markets and Security Services business remained relatively defensive during the first half of the year. This defensive profile was mostly carried out by the FX and EQ Business Lines as well as in the Senior Management book.
Value at risk of the trading portfolios
Trading VaR predominantly resides within the Markets and Security Services business, and was £23m as of 30 June 2022, up from £19m as of 31 December 2021, and down from £24m as of June 2021. The total trading VaR increased over the quarter peaking in May. This increase was due to an elevated volatility in the financial markets, owing to the geopolitical tensions with Russia, coupled with the defensive positions across FX, Credit, and Equity.

HSBC Bank plc	51

Risk
The group’s trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day
	Foreign exchange (‘FX’) and commodity	Interest rate (‘IR’)	Equity (‘EQ’)	Credit spread (‘CS’)	Portfolio diversification[1]	Total[2]
	£m	£m	£m	£m	£m	£m
Half-year to 30 Jun 2022	7.5	10.8	10.7	14.1	(19.9)	23.2
Average	9.7	11.3	9.8	14.2	(21.4)	23.6
Maximum	21.5	14.7	13.3	22.9	—	43.6
Minimum	3.3	8.2	6.8	8.8	—	14.2

Half-year to 30 Jun 2021	5.5	12.4	10.9	13.1	(17.7)	24.2
Average	8.3	12.7	9.8	11.7	(19.7)	22.8
Maximum	19.3	26.7	14.9	16.7	—	31.9
Minimum	4.4	9.3	6.3	9.2	—	18.8

Half-year to 31 Dec 2021	4.5	10.0	10.5	14.9	(20.9)	19.0
Average	6.0	12.9	10.6	13.5	(21.1)	21.9
Maximum	9.9	23.1	14.8	15.8	—	27.8
Minimum	3.7	9.4	7.3	10.8	—	17.3
1    Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2    The total VaR is non-additive across risk types due to diversification effect and it includes VaR RNIV.
Back-testing
In the first half of 2022, there were three back-testing exceptions against Actual profit and losses, and six back-testing exceptions against Hypothetical profit and losses. The back-testing breaches occurred in the month of February and March driven by volatility in Equity, FX and Fixed Income markets on the back of geopolitical and inflation risk. The capital multiplayer for the HBEU consolidated entity has increased in first half of 2022 because of these back-testing exceptions.
Performance of the VaR model throughout the first half of 2022 was in line with expectations. Over the period, market risk continued to be managed using a complementary set of exposure measures and limits, including stress and scenario analysis. This ensured that the business was prudently managed and performed well across the period.

Non-trading portfolios
Value at risk of the non-trading portfolios
The non-trading VaR as of 30 June 2022 was £22.7m, driven by interest rate risk in the banking book arising from Markets Treasury and ALCO book positions. The reduction in VaR for non-trading activity from £29.4m as at 31 December 2021 was driven by two factors. Firstly, the VaR scenarios for the Covid-19 period (March 2020) had rolled off from the VaR time series and secondly, there was an overall risk reduction in the banking book portfolio. The Treasury bond yields continued to rise and steepened considerably in the second quarter of 2022, as the markets evaluated the rate of inflation driven by economic recovery from Covid-19 and remains volatile with uncertainties surrounding recession in the global economy. Markets treasury business actively managed the interest rate risk in the portfolio throughout the first half of 2022. Read more on the management of this portfolio in Treasury Risk Management on page 31.

The group’s non-trading VaR for the year is shown in the table below.

Non-trading VaR, 99% 1 day
	Interest rate ('IR')	Credit spread ('CS')	Portfolio diversification[1]	Total[2]
	£m	£m	£m	£m
Half-year to 30 Jun 2022	19.5	5.9	(2.7)	22.7
Average	29.1	6.8	(5.1)	30.8
Maximum	37.6	11.9	—	40.5
Minimum	19.1	4.2	—	22.5

Half-year to 30 Jun 2021	29.6	8.0	(6.6)	31.0
Average	27.6	10.9	(5.7)	32.8
Maximum	34.6	12.7	—	37.8
Minimum	20.6	7.9	—	29.1

Half-year to 31 Dec 2021	28.7	9.0	(8.4)	29.4
Average	25.6	9.0	(5.5)	29.2
Maximum	33.1	10.3	—	37.3
Minimum	18.0	7.2	—	22.5
1    Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2    The total VaR is non-additive across risk types due to diversification effect.

52	HSBC Bank plc

Insurance manufacturing operations risk
Overview
The key risks for our insurance manufacturing operations are market risks, in particular interest rate, growth asset, and credit risks, as well as insurance underwriting and operational risks. Liquidity risk, while significant for other parts of the Group, is relatively minor for our insurance operations.
A summary of our policies and practices regarding the risk management of insurance operations, our insurance model and the main contracts we manufacture is provided in Additional information on page 76.
Insurance manufacturing operations risk profile in the first half of 2022
The risk profile of our insurance manufacturing operations are assessed in the Group’s ICAAP based on their financial capacity to support the risks to which they are exposed.
Capital adequacy is assessed on both the Group’s economic capital basis, and the relevant local insurance regulatory basis. The group’s economic capital basis is largely aligned to European Solvency II regulations. Risk appetite buffers are set to ensure that the operations are able to remain solvent on both bases allowing for business-as-usual volatility and extreme but plausible stress events. In addition, the insurance manufacturing operations manage their market, liquidity, credit, underwriting and non-financial risk exposures to Board-approved risk appetite limits.
Equity values, which are a key risk driver for the financial strength of the insurance operations, in general fell during the first half of the year. This was partly offset by the impact of rising interest rates. Overall, at 30 June 2022 the majority of the capital and financial risk positions of our insurance operations were within risk appetite. However, the impact of changes in market factors, relative to the economic assumptions in place at the start of the year, had a positive impact on reported profit before tax of £87m (30 June 2021: £162m positive). We continue to monitor these risks closely, in the current volatile economic climate.

The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract
	With DPF	Unit-linked	Other contracts[1]	Shareholder assets and liabilities	Total
	£m	£m	£m	£m	£m
Financial assets	17,221	2,764	208	2,408	22,601
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	8,823	2,755	102	1,026	12,706
– derivatives	100	—	—	3	103
– financial investments – at amortised cost	320	1	—	17	338
– financial investments – at fair value through other comprehensive income	6,817	—	102	1,281	8,200
– other financial assets[2]	1,161	8	4	81	1,254
Reinsurance assets	—	54	116	—	170
PVIF[3]	—	—	—	985	985
Other assets and investment properties	749	1	1	58	809
Total assets at 30 Jun 2022	17,970	2,819	325	3,451	24,565
Liabilities under investment contracts designated at fair value	—	943	—	—	943
Liabilities under insurance contracts	17,844	1,957	335	—	20,136
Deferred tax[4]	126	4	—	81	211
Other liabilities	—	—	—	1,641	1,641
Total liabilities at 30 Jun 2022	17,970	2,904	335	1,722	22,931
Total equity at 30 Jun 2022	—	—	—	1,634	1,634
Total liabilities and equity at 30 Jun 2022	17,970	2,904	335	3,356	24,565

Financial assets	19,384	2,924	254	2,704	25,266
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	9,876	2,859	89	1,236	14,060
– derivatives	47	—	—	1	48
– financial investments – at amortised cost	815	—	—	42	857
– financial investments – at fair value through other comprehensive income	7,490	—	104	1,327	8,921
– other financial assets[2]	1,156	65	61	98	1,380
Reinsurance assets	—	53	104	—	157
PVIF[3]	—	—	—	811	811
Other assets and investment properties	748	1	—	59	808
Total assets at 31 Dec 2021	20,132	2,978	358	3,574	27,042
Liabilities under investment contracts designated at fair value	—	1,031	—	—	1,031
Liabilities under insurance contracts	19,998	1,938	328	—	22,264
Deferred tax[4]	133	6	—	46	185
Other liabilities	—	—	—	2,003	2,003
Total liabilities at 31 Dec 2021	20,131	2,975	328	2,049	25,483
Total equity at 31 Dec 2021	—	—	—	1,559	1,559
Total liabilities and equity at 31 Dec 2021	20,131	2,975	328	3,608	27,042
1    ‘Other contracts’ includes term assurance and credit life insurance.
2    Comprise mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.
3    Present value of in-force long-term insurance business.
4    ‘Deferred tax’ includes the deferred tax liabilities arising on recognition of PVIF.

HSBC Bank plc	53

Risk
Market risk
Description and exposure
Market risk is the risk of changes in market factors affecting the bank’s capital or profit. Market factors include interest rates, equity and growth assets and foreign exchange rates.
Our exposure varies depending on the type of contract issued. Our most significant life insurance products are investment contracts with discretionary participating features (‘DPF’) issued in France. These products typically include some form of capital guarantee or guaranteed return on the sums invested by the policyholders, to which discretionary bonuses are added if allowed by the overall performance of the funds. These funds are primarily invested in bonds with a proportion allocated to other asset classes, to provide customers with the potential for enhanced returns. DPF products expose the bank to the risk of variation in asset returns, which will impact our participation in the investment performance. In addition, in some scenarios the asset returns can become insufficient to cover the policyholders’ financial guarantees, in which case the shortfall has to be met by the bank. Amounts are held against the cost of such guarantees, calculated by stochastic modelling.
The cost of such guarantees is accounted for as a deduction from the present value of in-force ('PVIF') asset, unless the cost of guarantees is already explicitly allowed for within the insurance contract liabilities.
For unit-linked contracts, market risk is substantially borne by the policyholder, but some market risk exposure typically remains as fees earned are related to the market value of the linked assets.
Sensitivities
The following table illustrates the effects of selected interest rate and equity price scenarios on our profit for the period and the total equity of our insurance manufacturing subsidiaries.
Where appropriate, the effects of the sensitivity tests on profit after tax and equity incorporate the impact of the stress on the PVIF.
Due in part to the impact of the cost of guarantees and hedging strategies which may be in place, the relationship between the profit and total equity and the risk factors is non-linear. Therefore, the results disclosed should not be extrapolated to measure sensitivities to different levels of stress. For the same reason, the impact of the stress is not necessarily symmetrical on the upside and downside. The sensitivities are stated before allowance for management actions which may mitigate the effect of changes in the market environment. The sensitivities presented allow for adverse changes in policyholder behaviour that may arise in response to changes in market rates. The differences between the impacts on profit after tax and equity are driven by the changes in value of the bonds measured at fair value through other comprehensive income, which are only accounted for in equity.

Sensitivity of the group’s insurance manufacturing subsidiaries to market risk factors
	At 30 June 2022		At 31 December 2021
	Effect on profit after tax	Effect on total equity	Effect on profit after tax	Effect on total equity
	£m	£m	£m	£m
+100 basis point parallel shift in yield curves	64	42	119	96
-100 basis point parallel shift in yield curves	(136)	(111)	(229)	(203)
10% increase in equity prices	52	52	46	46
10% decrease in equity prices	(54)	(54)	(49)	(49)

54	HSBC Bank plc

Condensed financial statements

Consolidated income statement

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	£m	£m	£m
Net interest income	991	860	894
– interest income	2,105	1,559	1,590
– interest expense	(1,114)	(699)	(696)
Net fee income	644	744	669
– fee income	1,312	1,382	1,324
– fee expense	(668)	(638)	(655)
Net income from financial instruments held for trading or managed on a fair value basis	1,545	950	783
Net (expense)/income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(1,326)	774	440
Changes in fair value of long-term debt and related derivatives	(45)	8	(16)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	32	335	158
Gains less losses from financial investments	—	46	14
Net insurance premium income	1,036	987	919
Other operating income	12	353	241
Total operating income	2,889	5,057	4,102
Net insurance claims, benefits paid and movement in liabilities to policyholders	233	(1,700)	(1,339)
Net operating income before change in expected credit losses and other credit impairment charges[1]	3,122	3,357	2,763
Change in expected credit losses and other credit impairment charges	(187)	71	103
Net operating income	2,935	3,428	2,866
Total operating expenses	(2,587)	(2,721)	(2,741)
– employee compensation and benefits	(840)	(1,076)	(947)
– general and administrative expenses	(1,681)	(1,579)	(1,686)
– depreciation and impairment of property, plant and equipment and right of use assets	(44)	(57)	(53)
– amortisation and impairment of intangible assets	(22)	(9)	(55)
Operating profit	348	707	125
Share of (loss)/profit in associates and joint ventures	(21)	108	83
Profit before tax	327	815	208
Tax (expense)/credit	(86)	(74)	97
Profit for the period	241	741	305
Profit attributable to the parent company	237	737	304
Profit attributable to non-controlling interests	4	4	1
1    Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
The accompanying notes on pages 61 to 74, the ‘Summary of financial instruments to which the impairment requirements in IFRS 9 are applied’, ‘Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector’, and ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees’ tables in the ‘Credit risk’ section form an integral part of these condensed financial statements.

HSBC Bank plc	55

Condensed financial statements

Consolidated statement of comprehensive income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	£m	£m	£m
Profit for the period	241	741	305
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value though other comprehensive income	(456)	(144)	(93)
– fair value losses	(643)	(140)	(107)
– fair value losses/(gains) transferred to the income statement on disposal	1	(48)	(15)
– expected credit losses recognised in income statement	5	(5)	—
– income taxes	181	49	29
Cash flow hedges	(433)	(66)	(99)
– fair value (losses)/gains	(614)	130	(170)
– fair value losses/(gains) reclassified to the income statement	26	(224)	22
– income taxes	155	28	49
Exchange differences and other	366	(412)	(191)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	64	36	8
– before income taxes	83	49	12
– income taxes	(19)	(13)	(4)
Equity instruments designated at fair value through other comprehensive income	1	2	—
– fair value gains	1	2	—
– income taxes	—	—	—
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	365	(25)	27
– before income taxes	508	(44)	47
– income taxes	(143)	19	(20)
Other comprehensive expense for the period, net of tax	(93)	(609)	(348)
Total comprehensive income/(expense) for the period	148	132	(43)
Attributable to:
– the parent company	147	134	(41)
– non-controlling interests	1	(2)	(2)

56	HSBC Bank plc

Consolidated balance sheet

	At
	30 Jun	31 Dec
	2022	2021
	£m	£m
Assets
Cash and balances at central banks	126,759	108,482
Items in the course of collection from other banks	801	346
Trading assets	78,072	83,706
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	16,380	18,649
Derivatives	202,510	141,221
Loans and advances to banks	16,349	10,784
Loans and advances to customers	94,840	91,177
Reverse repurchase agreements – non-trading	57,996	54,448
Financial investments	38,743	41,300
Assets held for sale[1]	2,765	9
Prepayments, accrued income and other assets	71,540	43,118
Current tax assets	512	1,135
Interests in associates and joint ventures	710	743
Goodwill and intangible assets	1,058	894
Deferred tax assets	666	599
Total assets	709,701	596,611
Liabilities and equity
Liabilities
Deposits by banks	38,623	32,188
Customer accounts	224,991	205,241
Repurchase agreements – non-trading	34,446	27,259
Items in the course of transmission to other banks	879	489
Trading liabilities	43,636	46,433
Financial liabilities designated at fair value	30,358	33,608
Derivatives	193,956	139,368
Debt securities in issue	8,650	9,428
Liabilities of disposal groups held for sale[1]	3,054	—
Accruals, deferred income and other liabilities	71,880	43,456
Current tax liabilities	129	97
Liabilities under insurance contracts	20,136	22,264
Provisions	358	562
Deferred tax liabilities	98	15
Subordinated liabilities	14,515	12,488
Total liabilities	685,709	572,896
Equity
Total shareholders’ equity	23,862	23,584
– called up share capital	797	797
– other equity instruments	3,930	3,722
– other reserves	(6,188)	(5,670)
– retained earnings	25,323	24,735
Non-controlling interests	130	131
Total equity	23,992	23,715
Total liabilities and equity	709,701	596,611
1    Includes businesses classified as held-for-sale as part of a broader restructuring of our European business. Refer to Note 11 'Business disposals' on page 73.

HSBC Bank plc	57

Condensed financial statements

Consolidated statement of cash flows

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	£m	£m	£m
Profit before tax	327	815	208
Adjustments for non-cash items:
Depreciation, amortisation and impairment	66	66	108
Net gain/(losses) from investing activities	218	(47)	(15)
Share of loss/(profit) in associates and joint ventures	21	(108)	(83)
Change in expected credit losses gross of recoveries and other credit impairment charges	210	(69)	(102)
Provisions including pensions	44	54	50
Share-based payment expense	11	46	50
Other non-cash items included in profit before tax	(157)	(148)	(50)
Elimination of exchange differences[1]	(3,357)	3,937	989
Change in operating assets	(20,113)	20,916	16,423
Change in operating liabilities	57,305	(5,572)	(21,560)
Dividends received from associates	7	—	—
Contributions paid to defined benefit plans	(6)	(13)	(11)
Tax credit/(paid)	750	(65)	(516)
Net cash from operating activities	35,326	19,812	(4,509)
Purchase of financial investments	(8,323)	(9,956)	(8,934)
Proceeds from the sale and maturity of financial investments	7,697	15,373	9,654
Net cash flows from the purchase and sale of property, plant and equipment	(16)	55	(3)
Net investment in intangible assets	(10)	(14)	(31)
Net cash outflow from investment in associates and from acquisition of businesses and subsidiaries	—	(61)	(24)
Net cash from investing activities	(652)	5,397	662
Issue of ordinary share capital and other equity instruments	208	—	—
Subordinated loan capital issued	1,847	10,628	(162)
Subordinated loan capital repaid	(582)	(11,060)	158
Dividends to the parent company	(59)	(58)	(136)
Dividend paid to non-controlling interests	(2)	(1)	—
Net cash from financing activities	1,412	(491)	(140)
Net increase/(decrease) in cash and cash equivalents	36,086	24,718	(3,987)
Cash and cash equivalents at the beginning of the period	140,923	125,304	146,211
Exchange differences in respect of cash and cash equivalents	4,264	(3,811)	(1,301)
Cash and cash equivalents at the end of the period	181,273	146,211	140,923
1    Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

58	HSBC Bank plc

Consolidated statement of changes in equity

				Other reserves
	Called up share capital	Other equity instruments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorgani-sation reserve (‘GRR’)[3]	Total share- holders’ equity	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	797	3,722	24,735	1,081	(7)	948	(7,692)	23,584	131	23,715
Profit for the period	—	—	237	—	—	—	—	237	4	241
Other comprehensive income/(expense) (net of tax)	—	—	429	(450)	(433)	364	—	(90)	(3)	(93)
– debt instruments at fair value through other comprehensive income	—	—	—	(451)	—	—	—	(451)	(5)	(456)
– equity instruments designated at fair value through other comprehensive income	—	—	—	1	—	—	—	1	—	1
– cash flow hedges	—	—	—	—	(433)	—	—	(433)	—	(433)
– remeasurement of defined benefit asset/liability	—	—	64	—	—	—	—	64	—	64
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	365	—	—	—	—	365	—	365
– exchange differences	—	—	—	—	—	364	—	364	2	366
Total comprehensive income/(expense) for the period	—	—	666	(450)	(433)	364	—	147	1	148
Capital securities issued during the period	—	208	—	—	—	—	—	208	—	208
Dividends paid[2]	—	—	(59)	—	—	—	—	(59)	(2)	(61)
Net impact of equity-settled share-based payments	—	—	(3)	—	—	—	—	(3)	—	(3)
Change in business combinations and other movements	—	—	(16)	1	—	—	—	(15)	—	(15)
At 30 Jun 2022	797	3,930	25,323	632	(440)	1,312	(7,692)	23,862	130	23,992
1    At 30 June 2022, the cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a gain of £320m. The cumulative change on 31 December 2021 was a loss of £165m.
2    The dividends to the parent company are the coupons payment on additional tier 1 instruments.
3    The Group reorganisation reserve ('GRR') is an accounting reserve resulting from the ring-fencing implementation. The GRR does not form part of regulatory capital.

				Other reserves
	Called up share capital	Other equity instruments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorgani-sation reserve	Total share- holders’ equity	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2021	797	3,722	23,829	1,309	158	1,543	(7,692)	23,666	183	23,849
Profit for the period	—	—	737	—	—	—	—	737	4	741
Other comprehensive income/(expense) (net of tax)	—	—	11	(141)	(66)	(407)	—	(603)	(6)	(609)
– debt instruments at fair value through other comprehensive income	—	—	—	(143)	—	—	—	(143)	(1)	(144)
– equity instruments designated at fair value through other comprehensive income	—	—	—	2	—	—	—	2	—	2
– cash flow hedges	—	—	—	—	(66)	—	—	(66)	—	(66)
– remeasurement of defined benefit asset/liability	—	—	36	—	—	—	—	36	—	36
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	(25)	—	—	—	—	(25)	—	(25)
– exchange differences	—	—	—	—	—	(407)	—	(407)	(5)	(412)
Total comprehensive income/(expense) for the period	—	—	748	(141)	(66)	(407)	—	134	(2)	132
Dividends paid[2]	—	—	(58)	—	—	—	—	(58)	(1)	(59)
Net impact of equity-settled share-based payments	—	—	2	—	—	—	—	2	—	2
Change in business combinations and other movements[3]	—	—	(30)	5	—	—	—	(25)	(13)	(38)
At 30 Jun 2021	797	3,722	24,491	1,173	92	1,136	(7,692)	23,719	167	23,886
1    At 30 June 2021, the cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a loss of of £209m.
2    The dividends to the parent company are the coupons payment on additional tier 1 instruments.
3    Additional shares were acquired in HSBC Trinkaus & Burkhardt GmbH (previously HSBC Trinkaus & Burkhardt AG) in Feb 2021, increasing the group’s interest from 99.33% to 100%.

HSBC Bank plc	59

Condensed financial statements | Notes on the condensed financial statements

Consolidated statement of changes in equity (continued)

				Other reserves
	Called up share capital	Other equity instruments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorgani-sation reserve	Total share- holders’ equity	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jul 2021	797	3,722	24,491	1,173	92	1,136	(7,692)	23,719	167	23,886
Profit for the period	—	—	304	—	—	—	—	304	1	305
Other comprehensive income (net of tax)	—	—	35	(93)	(99)	(188)	—	(345)	(3)	(348)
– debt instruments at fair value through other comprehensive income	—	—	—	(93)	—	—	—	(93)	—	(93)
– equity instruments designated at fair value through other comprehensive income	—	—	—	—	—	—	—	—	—	—
– cash flow hedges	—	—	—	—	(99)	—	—	(99)	—	(99)
– remeasurement of defined benefit asset/liability	—	—	8	—	—	—	—	8	—	8
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	27	—	—	—	—	27	—	27
– exchange differences	—	—	—	—	—	(188)	—	(188)	(3)	(191)
Total comprehensive income/(expense) for the period	—	—	339	(93)	(99)	(188)	—	(41)	(2)	(43)
Dividends paid[2]	—	—	(136)	—	—	—	—	(136)	—	(136)
Net impact of equity-settled share-based payments	—	—	(12)	—	—	—	—	(12)	—	(12)
Change in business combinations and other movements[3]	—	—	53	1	—	—	—	54	(34)	20
At 31 Dec 2021	797	3,722	24,735	1,081	(7)	948	(7,692)	23,584	131	23,715
1    At 31 December 2021, the cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a loss of £165m.
2    The dividends to the parent company are the coupons payment on additional tier 1 instruments.
3    Additional shares were acquired in HSBC Bank Armenia cjsc in Sep 2021, increasing the group’s interest from 70% to 100%.

60	HSBC Bank plc

Notes on the condensed financial statements

1	Basis of preparation and significant accounting policies

(a)    Compliance with International Financial Reporting Standards
The condensed consolidated interim financial statements of HSBC Bank plc (‘the bank’) and its subsidiaries (together ‘the group’) have been prepared on the basis of the policies set out in the 2021 annual financial statements and in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the UK, IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in the group’s financial position and performance since the end of 2021.
These financial statements should be read in conjunction with the registration statement on Form 20-F which were prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements were also prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.
At 30 June 2022, there were no unendorsed standards effective for the half-year to 30 June 2022 affecting these financial statements, and there was no difference between IFRSs adopted by the UK, IFRSs as adopted by the EU and IFRSs issued by the IASB in terms of their application to the group.
Standards applied during the half-year to 30 June 2022
There were no new standards or amendments to standards that had an effect on these interim condensed financial statements.
(b)    Use of estimates and judgements
Management believes that the group’s critical accounting estimates and judgements are those which relate to impairment of amortised cost and FVOCI financial assets, impairment of investments in subsidiaries, the valuation of financial instruments, deferred tax assets, provisions for liabilities and the present value of in-force long-term insurance business. Apart from estimates relating to ECL impairment, there were no material changes in the current period to any of the other critical accounting estimates and judgements disclosed in 2021, which are stated on pages F-12 to F-23 of the registration statement on Form 20-F.
(c)    Composition of the group
There were no material changes in the composition of the group in the half-year to 30 June 2022. For further details of future business disposals see Note 11 ‘Business disposals’.
(d)    Future accounting developments
IFRS 17 ‘Insurance Contracts’ was issued in May 2017, with amendments to the standard issued in June 2020, and December 2021. It has been adopted in its entirety for use in the UK. IFRS 17 has been adopted by the EU subject to certain optional exemptions, except for the December 2021 amendments which are pending adoption.
The standard sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. Following the amendments, IFRS 17 will be effective from 1 January 2023. The Group is in the process of implementing IFRS 17. Industry practice and interpretation of the standard are still developing. Therefore, the likely impact of its implementation remains uncertain. However, compared with the Group’s current accounting policy for insurance, there will be no present value of in-force long-term insurance business (‘PVIF‘) asset recognised. Instead, the estimated future profit will be included in the measurement of the insurance contract liability as the contractual service margin and gradually recognised in revenue as services are provided over the duration of the insurance contract.
(e)    Going concern
The financial statements are prepared on a going concern basis as the Directors are satisfied that the group and parent company have the resources to continue in business for the next 12 months after the signing date and for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include internal stress tests incorporating PRA scenarios, as well as considering potential impacts from the strategic review and other top and emerging risks and the related impact on profitability, capital and liquidity.
(f)    Accounting policies
The accounting policies applied by the group for these interim condensed consolidated financial statements are consistent with those described on pages F-12 to F-23 of the registration statement on Form 20-F, as are the methods of computation.

HSBC Bank plc	61

Notes on the condensed financial statements

2	Dividends

Dividends to the parent company
	Half-year to
	30 Jun 2022		30 Jun 2021		31 Dec 2021
	£ per share	£m	£ per share	£m	£ per share	£m
Dividends on preference shares classified as equity
Dividend on HSBC Bank plc non-cumulative third dollar preference shares[1]	—	—	—	—	0.001	—
Total	—	—	—	—	0.001	—
Total coupons on capital securities classified as equity		59		58	—	136
Dividends to parent		59		58	—	136
1    In 2021, the liquidation value of USD third dollar preference shares reduced to $0.01 per share.
No dividend was declared on ordinary share capital in respect of 2022 and 2021.

Total coupons on capital securities classified as equity
		Half-year to
		30 Jun	30 Jun	31 Dec
		2022	2021	2021
	First call date	£m	£m	£m
Undated Subordinated Additional Tier 1 instruments
– €1,900m Undated Subordinated Resettable Additional Tier 1 instrument 2015	Dec 2020	—	—	84
– €235m Undated Subordinated Resettable Additional Tier 1 instrument 2016	Jan 2022	11	11	1
– €300m Undated Subordinated Resettable Additional Tier 1 instrument 2018	Mar 2023	10	10	—
– £555m Undated Subordinated Resettable Additional Tier 1 instrument 2018	Mar 2023	28	28	—
– £500m Undated Subordinated Resettable Additional Tier 1 instrument 2019	Nov 2024	—	—	24
– €250m Undated Subordinated Resettable Additional Tier 1 instrument 2019	Nov 2024	—	—	7
– £431m Undated Subordinated Resettable Additional Tier 1 instrument 2019	Dec 2024	—	—	20
– €200m Undated Subordinated Resettable Additional Tier 1 instrument 2019	Jan 2025	8	9	—
– €250m Undated Subordinated Resettable Additional Tier 1 instrument 2022	Mar 2027	2	—	—
Total		59	58	136

3	Segmental analysis

The Chief Executive, supported by the rest of the Executive Committee, is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the group’s reportable segments. Business results are assessed by the CODM on the basis of adjusted performance that removes the effects of significant items from reported results. We therefore present a reconciliation between reported and adjusted results as required by IFRSs.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and functions to the extent that they can be meaningfully attributed to businesses and countries. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-group elimination items for the businesses are presented in Corporate Centre.
Our global businesses
HSBC provides a comprehensive range of banking and related financial services to its customers through its global businesses. The products and services offered to customers are organised by these global businesses.
Our operating model has the following material segments: a GBM business which is further split into three reportable segments; MSS, GB and GBM Other (as defined in our global businesses segment), CMB, WPB and a Corporate Centre. These segments are supported by Digital Business Services and eleven global functions, including Risk, Finance, Compliance, Legal, Marketing and Human Resources. These business segments are our reportable segments under IFRS 8 'Operating Segments'.

62	HSBC Bank plc

By operating segment:

Adjusted profit/(loss) before tax
	Half-year to 30 Jun 2022
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	1,254	734	110	626	654	(69)	3,309
– of which: net interest income/(expense)	(69)	351	75	387	294	(47)	991
Change in expected credit losses and other credit impairment charges	1	(159)	—	(23)	(5)	(1)	(187)
Net operating income/(expense)	1,255	575	110	603	649	(70)	3,122
Total operating expenses	(970)	(456)	(145)	(296)	(465)	(59)	(2,391)
Operating profit/(loss)	285	119	(35)	307	184	(129)	731
Share of loss in associates and joint ventures	—	—	—	—	—	(21)	(21)
Adjusted profit/(loss) before tax	285	119	(35)	307	184	(150)	710
	%	%	%	%	%		%
Adjusted cost efficiency ratio	77.3	62.2	131.2	47.3	71.1		72.3

	Half-year to 30 Jun 2021
Net operating income before change in expected credit losses and other credit impairment charges[1]	1,124	678	330	555	713	—	3,400
– of which: net interest income/(expense)	(106)	275	95	317	293	(14)	860
Change in expected credit losses and other credit impairment charges	2	58	5	(1)	9	(2)	71
Net operating income/(expense)	1,126	736	335	554	722	(2)	3,471
Total operating expenses	(1,051)	(462)	(194)	(343)	(503)	(36)	(2,589)
Operating profit/(loss)	75	274	141	211	219	(38)	882
Share of profit in associates and joint ventures	—	—	—	—	—	108	108
Adjusted profit before tax	75	274	141	211	219	70	990
	%	%	%	%	%		%
Adjusted cost efficiency ratio	93.5	68.2	58.6	61.8	70.5		76.1

	Half-year to 31 Dec 2021
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	931	689	249	540	562	(41)	2,930
– of which: net interest income/(expense)	(126)	293	129	332	274	(8)	894
Change in expected credit losses and other credit impairment charges	(1)	82	—	8	14	—	103
Net operating income/(expense)	930	771	249	548	576	(41)	3,033
Total operating expenses	(1,013)	(456)	(291)	(269)	(472)	(28)	(2,529)
Operating (loss)/profit	(83)	315	(42)	279	104	(69)	504
Share of profit in associates and joint ventures	—	—	—	—	—	83	83
Adjusted (loss)/profit before tax	(83)	315	(42)	279	104	14	587
	%	%	%	%	%		%
Adjusted cost efficiency ratio	108.8	66.2	116.9	49.8	84.0		86.3
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
Reported external net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	£m	£m	£m
Reported external net operating income by country[1]	3,122	3,357	2,763
– United Kingdom	1,639	1,634	1,303
– France	919	941	736
– Germany	373	490	397
– Other countries	191	292	327

Adjusted results reconciliation
	Half-year to
	30 Jun			30 Jun			31 Dec
	2022			2021			2021
	Adjusted	Significant items	Reported	Adjusted	Significant items	Reported	Adjusted	Significant items	Reported
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue[1]	3,309	(187)	3,122	3,400	(43)	3,357	2,930	(167)	2,763
ECL	(187)	—	(187)	71	—	71	103	—	103
Operating expenses	(2,391)	(196)	(2,587)	(2,589)	(132)	(2,721)	(2,529)	(212)	(2,741)
Share of profit/(loss) in associates and joint ventures	(21)	—	(21)	108	—	108	83	—	83
Profit/(loss) before tax	710	(383)	327	990	(175)	815	587	(379)	208
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Bank plc	63

Notes on the condensed financial statements

Adjusted profit reconciliation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	£m	£m	£m
Adjusted profit before tax	710	990	587
Significant items	(383)	(175)	(379)
– fair value movements on financial instruments[1]	49	(4)	(1)
– European restructurings	(256)	(12)	(11)
– restructuring and other related costs	(176)	(159)	(367)
Reported profit before tax	327	815	208

1    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.

Balance sheet by business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
30 Jun 2022
Loans and advances to customers	3,042	36,611	140	25,107	29,648	292	94,840
Customer accounts	43,993	79,888	2,803	52,971	45,144	192	224,991
31 Dec 2021
Loans and advances to customers	2,016	37,685	197	23,529	27,574	176	91,177
Customer accounts	34,243	74,179	4,355	50,297	41,939	228	205,241

4	Net fee income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	£m	£m	£m
Net fee income by product
Account services	142	136	135
Funds under management	219	225	240
Cards	27	19	25
Credit facilities	117	127	119
Broking income	192	194	174
Unit trusts	2	2	3
Underwriting	92	183	103
Imports/exports	21	20	20
Remittances	45	31	53
Global custody	97	99	101
Insurance agency commission	7	9	8
Other	351	337	343
Fee income	1,312	1,382	1,324
Less: fee expense	(668)	(638)	(655)
Net fee income	644	744	669

Net fee income by global business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Half-year to 30 Jun 2022
Fee income	664	416	20	210	302	(300)	1,312
Less: fee expense	(705)	(86)	(33)	(14)	(126)	296	(668)
Net fee income	(41)	330	(13)	196	176	(4)	644

Half-year to 30 Jun 2021
Fee income	649	440	29	205	316	(257)	1,382
Less: fee expense	(599)	(85)	(51)	(28)	(127)	252	(638)
Net fee income	50	355	(22)	177	189	(5)	744
Half-year to 31 Dec 2021
Fee income	602	421	60	210	317	(286)	1,324
Less: fee expense	(646)	(103)	(32)	(26)	(128)	280	(655)
Net fee income	(44)	318	28	184	189	(6)	669

64	HSBC Bank plc

5	Fair values of financial instruments carried at fair value

The accounting policies, control framework, and the hierarchy used to determine fair values are consistent with those applied for the registration statement on Form 20-F.

Financial instruments carried at fair value and bases of valuation
	At 30 Jun 2022				At 31 Dec 2021
	Quoted market price Level 1	Using observable inputs Level 2	With significant un-observable inputs Level 3	Total	Quoted market price Level 1	Using observable inputs Level 2	With significant un-observable inputs Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Recurring fair value measurements
Assets
Trading assets	49,282	27,051	1,739	78,072	59,813	22,549	1,344	83,706
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	5,717	7,201	3,462	16,380	6,332	9,146	3,171	18,649
Derivatives	1,994	198,691	1,825	202,510	1,987	137,418	1,816	141,221
Financial investments	26,108	9,845	1,227	37,180	29,669	10,235	1,387	41,291
Liabilities
Trading liabilities	31,405	11,925	306	43,636	32,886	12,967	580	46,433
Financial liabilities designated at fair value	933	26,868	2,557	30,358	1,020	30,467	2,121	33,608
Derivatives	1,942	190,078	1,936	193,956	1,105	135,809	2,454	139,368

Fair value adjustments
	At 30 Jun 2022		At 31 Dec 2021
	MSS	Corporate Centre	MSS	Corporate Centre
	£m	£m	£m	£m
Type of adjustment
Risk-related	538	23	505	31
– bid-offer	203	—	190	—
– uncertainty	46	1	37	1
– credit valuation adjustment	137	17	99	26
– debit valuation adjustment	(68)	—	(27)	—
– funding fair value adjustment	220	5	206	4
– other	—	—	—	—
Model-related	13	—	19	—
– model limitation	13	—	19	—
– other	—	—	—	—
Inception profit (Day 1 P&L reserves)	59	—	65	—
	610	23	589	31

We continue to observe losses on disposal of certain uncollateralised over-the-counter (‘OTC’) derivatives as part of our commitments to reduce RWAs in GBM, as set out in the Group’s business update in February 2020. Based on our analysis, these losses are not considered to give rise to an adjustment within the IFRS 13 ‘Fair Value Measurement’ framework. We will continue to monitor and analyse disposals as they occur.

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 30 Jun 2022
Transfers from Level 1 to Level 2	47	737	—	—	34	—	—
Transfers from Level 2 to Level 1	28	427	—	—	27	—	—

Full year to 31 Dec 2021
Transfers from Level 1 to Level 2	366	1,731	757	—	27	—	—
Transfers from Level 2 to Level 1	244	990	399	—	91	—	—

Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are normally attributable to observability of valuation inputs and price transparency.

HSBC Bank plc	65

Notes on the condensed financial statements
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Held for trading	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Held for trading	Designated at fair value	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	80	88	3,238	—	3,406	91	—	—	91
Asset-backed securities	291	94	23	—	408	—	—	—	—
Structured notes	—	—	—	—	—	—	2,557	—	2,557
Derivatives	—	—	—	1,825	1,825	—	—	1,936	1,936
Other portfolios	856	1,557	201	—	2,614	215	—	—	215
At 30 Jun 2022	1,227	1,739	3,462	1,825	8,253	306	2,557	1,936	4,799

Private equity including strategic investments	79	1	2,898	—	2,978	7	—	—	7
Asset-backed securities	495	97	—	—	592	—	—	—	—
Structured notes	—	—	—	—	—	—	2,120	—	2,120
Derivatives	—	—	—	1,816	1,816	—	—	2,454	2,454
Other portfolios	813	1,246	273	—	2,332	573	1	—	574
At 31 Dec 2021	1,387	1,344	3,171	1,816	7,718	580	2,121	2,454	5,155
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	1,387	1,344	3,171	1,816	580	2,121	2,454
Total gains/(losses) recognised in profit or loss	(7)	51	47	531	(19)	(450)	12
– net income from financial instruments held for trading or managed on a fair value basis	—	51	—	531	(19)	—	12
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	47	—	—	(450)	—
– gains less losses from financial investments at fair value through other comprehensive income	(7)	—	—	—	—	—	—
Total gains or losses recognised in other comprehensive income	(120)	6	152	2	—	10	2
– financial investments: fair value gains/(losses)	(170)	—	—	—	—	—	—
– exchange differences	50	6	152	2	—	10	2
Purchases	289	579	289	—	10	—	—
New issuances	—	—	—	—	3	1,075	—
Sales	(98)	(441)	(212)	—	(71)	(18)	—
Settlements	(52)	(38)	(8)	(369)	(473)	(294)	(380)
Transfers out	(198)	(152)	—	(335)	(5)	(243)	(414)
Transfers in	26	390	23	180	281	356	262
At 30 Jun 2022	1,227	1,739	3,462	1,825	306	2,557	1,936
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2022	—	—	42	748	1	78	2,992
– trading income/(expense) excluding net interest income	—	—	—	748	1	—	2,992
– net income/(expense) from other financial instruments designated at fair value	—	—	42	—	—	78	—

66	HSBC Bank plc

Movement in Level 3 financial instruments (continued)
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2021	1,635	1,611	3,467	1,974	118	1,150	3,096
Total gains/(losses) recognised in profit or loss	4	(48)	182	101	11	(19)	(5)
– net income from financial instruments held for trading or managed on a fair value basis	—	(48)	—	101	11	—	(5)
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	—	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	182	—	—	(19)	—
– gains less losses from financial investments at fair value through other comprehensive income	4	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)	(59)	(6)	(120)	(5)	(1)	(21)	(7)
– financial investments: fair value gains/(losses)	(17)	—	—	—	—	—	—
– exchange differences	(42)	(6)	(120)	(5)	(1)	(21)	(7)
Purchases	200	386	197	—	346	—	—
New issuances	—	—	—	—	17	1,114	—
Sales	(153)	(93)	(336)	—	—	—	—
Settlements	(54)	(349)	—	(221)	1	(464)	(847)
Transfers out	(186)	(330)	(29)	(64)	—	(8)	(58)
Transfers in	—	170	24	229	144	251	418
At 30 Jun 2021	1,387	1,341	3,385	2,014	636	2,003	2,597
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2021	—	(1)	130	(55)	2	32	(24)
– trading income/(expense) excluding net interest income	—	(1)	—	(55)	2	—	(24)
– net income/(expense) from other financial instruments designated at fair value	—	—	130	—	—	32	—

At 1 Jul 2021	1,387	1,341	3,385	2,014	636	2,003	2,597
Total gains/(losses) recognised in profit or loss	11	(29)	(34)	1,507	—	(297)	1,367
– net income/(expense) from financial instruments held for trading or managed on a fair value basis	—	(29)	—	1,507	—	—	1,367
– net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	—	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(34)	—	—	(297)	—
– gains less losses from financial investments at fair value through other comprehensive income	11	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income	(16)	2	(32)	(1)	—	(11)	(1)
– financial investments: fair value gains/(losses)	(10)	—	—	—	—	—	—
– exchange differences	(6)	2	(32)	(1)	—	(11)	(1)
Purchases	355	300	346	—	396	1	—
New issuances	—	—	—	—	8	1,099	—
Sales	(264)	(116)	(477)	—	(3)	(20)	—
Settlements	(55)	(157)	(5)	(1,501)	(505)	(589)	(1,496)
Transfers out	(32)	(338)	(12)	(304)	(5)	(129)	(407)
Transfers in	1	341	—	101	53	64	394
At 31 Dec 2021	1,387	1,344	3,171	1,816	580	2,121	2,454
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2021	—	(10)	(79)	901	(2)	70	(697)
– trading income/(expense) excluding net interest income	—	(10)	—	901	(2)	—	(697)
– net income/(expense) from other financial instruments designated at fair value	—	—	(79)	—	—	70	—

HSBC Bank plc	67

Notes on the condensed financial statements
Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions
	At
	30 Jun 2022				31 Dec 2021
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Derivatives, trading assets and trading liabilities[1]	126	(99)	—	—	92	(70)	—	—
Designated and otherwise mandatorily measured at fair value through profit or loss	338	(338)	—	—	247	(247)	—	—
Financial investments	10	(5)	79	(79)	15	(15)	51	(50)
Total	474	(442)	79	(79)	354	(332)	51	(50)
1    Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these instruments are risk managed.

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions by instrument type
	At
	30 Jun 2022				31 Dec 2021
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	316	(317)	7	(7)	232	(234)	7	(7)
Asset-backed securities	32	(9)	5	(5)	39	(20)	1	—
Structured notes	9	(9)	—	—	6	(6)	—	—
Derivatives	51	(54)	—	—	29	(34)	—	—
Other portfolios	66	(53)	67	(67)	48	(38)	43	(43)
Total	474	(442)	79	(79)	354	(332)	51	(50)

The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data. When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

68	HSBC Bank plc

Key unobservable inputs to Level 3 financial instruments

Quantitative information about significant unobservable inputs in Level 3 valuations
	At
	30 Jun 2022						31 Dec 2021
	Fair value		Valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
	Assets	Liabilities
	£m	£m			Lower	Higher	Lower	Higher
Private equity including strategic investments	3,406	91	See notes[1]	See notes[1]	N/A	N/A	N/A	N/A
Asset-backed securities	408	—
– CLO/CDO[2]	20	—	Market proxy	Bid quotes	—	98	—	100
– other ABSs	388	—	Market proxy	Bid quotes	—	97	—	100
Structured notes	—	2,557
– equity-linked notes	—	2,122	Model-Option model	Equity volatility	6%	95%	6%	124%
			Model-Option model	Equity correlation	30%	98%	34%	99%
– FX-linked notes	—	11	Model-Option model	FX volatility	7%	40%	3%	99%
– other	—	424
Derivatives	1,825	1,936
Interest rate derivatives:	391	522
– securitisation swaps	214	301	Model-Discounted cash flow	Constant Prepayment rate	5%	10%	5%	50%
– long-dated swaptions	26	41	Model-Option model	IR volatility	10%	42%	15%	35%
– other	151	180
FX derivatives:	323	357
– FX options	50	48	Model-Option model	FX volatility	3%	40%	2%	99%
– FX other	273	309
Equity derivatives:	991	875
– long-dated single stock options	435	527	Model-Option model	Equity volatility	6%	124%	4%	138%
– other	556	348
Credit derivatives	120	182
Other portfolios:	2,614	215
– repurchase agreements	571	192	Model-Discounted cash flow	IR Curve	-1%	5%	1%	5%
– other	2,043	23
At 30 Jun	8,253	4,799
1    See notes on page F-44 of the registration statement on Form 20-F.
2    Collateralised loan obligation/collateralised debt obligation.

6	Fair values of financial instruments not carried at fair value

The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities, non-trading repurchase and reverse repurchase agreements are consistent with those detailed in the registration statement on Form 20-F.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2022		At 31 Dec 2021
	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m
Assets
Loans and advances to banks	16,349	16,352	10,784	10,786
Loans and advances to customers	94,840	94,866	91,177	91,276
Reverse repurchase agreements – non-trading	57,996	57,996	54,448	54,448
Financial investments – at amortised cost	1,563	1,574	10	10
Liabilities
Deposits by banks	38,623	38,530	32,188	32,102
Customer accounts	224,991	224,988	205,241	205,236
Repurchase agreements – non-trading	34,446	34,446	27,259	27,259
Debt securities in issue	8,650	8,642	9,428	9,430
Subordinated liabilities	14,515	14,220	12,488	13,118

Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value. They include cash and balances at central banks and items in the course of collection from and transmission to other banks, all of which are measured at amortised cost.

HSBC Bank plc	69

Notes on the condensed financial statements

7	Goodwill and intangible assets

	At
	30 Jun	31 Dec
	2022	2021
	£m	£m
Present value of in-force long-term insurance business	985	811
Other intangible assets[1]	73	83
Intangible assets	1,058	894
1    Included within the group's other intangible assets is internally generated software with a net carrying value of £68m (2021: £77m). During the year, capitalisation of internally generated software was £22m (2021: £46m), amortisation and impairment of other intangible assets totalled £(20)m for the group (2021: £(60)m).

8	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	£m	£m	£m	£m	£m
Provisions (excluding contractual commitments)
At 1 Jan 2022	164	175	21	99	459
Additions	23	2	—	32	57
Amounts utilised	(60)	(149)	(2)	(15)	(226)
Unused amounts reversed	(15)	(3)	(3)	(8)	(29)
Exchange and other movements	2	1	—	—	3
At 30 Jun 2022	114	26	16	108	264
Contractual commitments[1]
At 1 Jan 2022					103
Net change in expected credit loss provisions					(9)
At 30 Jun 2022					94
Total provisions
At 31 Dec 2021					562
At 30 Jun 2022					358
1    The contractual commitments provision includes off-balance sheet loan commitments and guarantees, for which expected credit losses are provided under IFRS 9. Further analysis of the movement in the expected credit loss is disclosed within the 'Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees' table on page 29.
Legal proceedings and regulatory matters
Further details of legal proceedings and regulatory matters are set out in Note 10. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim), or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulatory or law enforcement agencies in connection with alleged wrongdoing.

9	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2022	2021
	£m	£m
Guarantees and other contingent liabilities:
– financial guarantees	3,942	11,054
– performance and other guarantees	15,559	15,833
– other contingent liabilities	377	367
At the end of the period	19,878	27,254
Commitments:[1]
– documentary credits and short-term trade-related transactions	2,429	1,928
– forward asset purchases and forward deposits placed	42,732	30,005
– standby facilities, credit lines and other commitments to lend	91,764	87,543
At the end of the period	136,925	119,476
1    Includes £134,227m of commitments (2021: £115,695m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.
The above table discloses the nominal principal amounts, which represents the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

70	HSBC Bank plc

In December 2017, HM Revenue & Customs (‘HMRC’) challenged the VAT status of certain UK branches of HSBC overseas entities. HMRC has also issued notices of assessment covering the period from 1 October 2013 to 31 December 2017 totalling £262m, with interest to be determined. No provision has been recognised in respect of these notices. In first quarter of 2019, HMRC reaffirmed its assessment that the UK branches are ineligible to be members of the UK VAT group and, consequently, HSBC paid HMRC the sum of £262m and filed appeals. In February 2022, the Upper Tribunal issued a judgement addressing several preliminary legal issues, which was partially in favour of HMRC and partially in favour of HSBC. HSBC has applied for permission to appeal to the Court of Appeal and is awaiting the Court's decision. If permission is denied, the case will be further heard by the First Tier Tax Tribunal. Since January 2018, HSBC’s returns have been prepared on the basis that the UK branches are not in the UK VAT group. In the event that HSBC’s appeals are successful, HSBC will seek a refund of this VAT, of which £135m is estimated to be attributable to HSBC Bank plc.
Contingent liabilities arising from legal proceedings, regulatory and other matters against group companies are disclosed in Note 10. The expected credit loss provisions relating to guarantees and commitments under IFRS 9 are disclosed in Note 8.

10	Legal proceedings and regulatory matters

The group is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, the group considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the registration statement on Form 20-F. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2022 (see Note 8). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities'). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. Following an initial dismissal of certain claims, which was later reversed on appeal, the cases were remanded to the US Bankruptcy Court, where they are now pending.
Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court dismissed certain claims by the Fairfield liquidators and granted a motion by the liquidators to file amended complaints. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court to the US District Court for the Southern District of New York (the ’New York District Court’), and these appeals remain pending.
In January 2020, the Fairfield liquidators filed amended complaints on the claims remaining in the US Bankruptcy Court. In December 2020, the US Bankruptcy Court dismissed the majority of those claims. In March 2021, the liquidators and defendants appealed the US Bankruptcy Court’s decision to the New York District Court, and these appeals are currently pending. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims that were not dismissed are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2022 for UK-based defendants and November 2022 for all other defendants.
Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo’s appeal. In August 2019, Primeo filed a notice of appeal to the UK Privy Council. Two hearings before the UK Privy Council took place during 2021. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and money damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.
In October 2009, Alpha Prime Fund Limited ('Alpha Prime') brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.
In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator’s securities or money damages. These matters are currently pending before the Luxembourg District Court.
There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought.

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Notes on the condensed financial statements
Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.
Anti-money laundering and sanctions-related matters
In December 2012, HSBC Holdings plc (’HSBC Holdings’) entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority ('FCA') in 2013 and again in 2020) as well as a cease-and-desist order with the US Federal Reserve Board ('FRB'), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. For several years thereafter, HSBC retained a Skilled Person under section 166 of the Financial Services and Markets Act and an Independent Consultant under the FRB cease-and-desist order to produce periodic assessments of the Group’s AML and sanctions compliance programme. The Skilled Person completed its engagement in the second quarter of 2021, and the FCA determined that no further Skilled Person work is required. Separately, the Independent Consultant has completed its latest review pursuant to the FRB cease-and-desist order, which remains in place. The roles of each of the FCA Skilled Person and the FRB Independent Consultant are discussed on pages 66 and F-73 of the registration statement on Form 20-F.
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, nine actions against HSBC Bank plc remain pending in federal courts in New York or the District of Columbia. The courts have granted HSBC Bank plc’s motions to dismiss in five of these cases; appeals remain pending in two cases, and the remaining three dismissals are also subject to appeal. The four remaining actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. In September 2019, the General Court of the European Union (the 'General Court') issued a decision largely upholding the EC's findings on liability but annulling the fine. HSBC and the EC both appealed the General Court’s decision to the European Court of Justice (the ‘Court of Justice’). In June 2021, the EC adopted a new fining decision for an amount that was 5% less than the previously annulled fine, and subsequently withdrew its appeal to the Court of Justice. HSBC has appealed the EC’s June 2021 fining decision to the General Court, and its appeal to the Court of Justice on liability also remains pending.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In December 2021, the EC issued a settlement decision finding that a number of banks, including HSBC, had engaged in anti-competitive practices in an online chatroom between 2011 and 2012 in the foreign exchange spot market. The EC imposed a €174.3m fine on HSBC in connection with this matter, which has been paid.
In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc, for alleged anti-competitive behaviour in the South African foreign exchange market. In December 2021, a hearing on HSBC Bank plc's application to dismiss the revised complaint took place before the South African Competition Tribunal, where a decision remains pending.
Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the New York District Court arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements.
In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. The High Court claim has since been transferred to the Competition Appeals Tribunal and these matters remain pending. Additionally, lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil and Israel. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Precious metals fix-related litigation
Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In October 2020, HSBC reached a settlement with the plaintiffs to resolve the consolidated action, and the court granted final approval of the settlement in May 2022.

72	HSBC Bank plc

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In February 2022, following the conclusion of pre-class certification discovery, the defendants filed a motion seeking to dismiss the plaintiffs’ antitrust claims, which remains pending.
In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2020, the court granted the defendants' motion to dismiss the plaintiffs’ third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Bank plc and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:
•an investigation by the PRA in connection with depositor protection arrangements in the UK;
•an investigation by the FCA in connection with collections and recoveries operations in the UK;
•an investigation by the UK Competition and Markets Authority into potentially anti-competitive arrangements involving historical trading activities relating to certain UK-based fixed income products and related financial instruments; and
•two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

11	Business disposals

In 2021 and 2022, we accelerated the pace of execution on our strategic ambition to be the preferred international financial partner for our clients with the announcements of the planned sales of our retail banking business in France and branch operations in Greece. The planned sales in France and Greece are expected to complete in 2023.
Planned sale of the retail banking business in France
On 25 November 2021, HSBC Continental Europe signed a Framework Agreement with Promontoria MMB SAS (‘My Money Group’) and its subsidiary Banque des Caraïbes SA, regarding the planned sale of HSBC Continental Europe’s retail banking business in France.
The sale, which is subject to regulatory approvals and the satisfaction of other relevant conditions, includes: HSBC Continental Europe’s French retail banking business; the Crédit Commercial de France (‘CCF’) brand; and HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement. The sale would generate a pre-tax loss including related transaction costs for HSBC Continental Europe now estimated at €2bn.
At 30 June 2022 a deferred tax liability of €0.4bn was recognised as a consequence of the temporary difference in tax and accounting treatment in respect of the provision for loss on disposal, which was deductible in the French tax return in 2021 but will be accounted for when the disposal group is classified as held for sale in accordance with IFRS 5, at which time the deferred tax liability will reverse. The vast majority of the estimated loss for the write down of the disposal group to fair value less costs to sell will also be recognised when it is classified as held for sale. Subsequently, the disposal group will be re-measured at the lower of carrying amount and fair value less costs to sell at each reporting period. Any remaining gain or loss not previously recognised shall be recognised at the date of derecognition which is currently anticipated to be in 2023.
As at 30 June 2022, the disposal group included total assets of €24.6bn.
Planned sale of the Greece branch operations
On 24 May 2022, HSBC Continental Europe signed a Sale and Purchase Agreement (‘SPA’) for the sale of its branch operations in Greece to Pancreta Bank SA. This followed the completion of the works council consultations. Completion of the transaction is subject to regulatory approval and is currently expected to complete in the first half of 2023.
As at 30 June 2022, €2.1bn in total assets and €2.3bn in total liabilities were reclassified as held for sale in accordance with IFRS 5 and losses and impairments of €0.1bn were recognised.

HSBC Bank plc	73

Notes on the condensed financial statements
Planned sale of the bank in Russia
Following a strategic review of our business in Russia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory approvals.
At 30 June 2022, £1.0bn in total assets and £1.1bn in total liabilities were reclassified as held for sale and loss of £0.1bn was recognised upon reclassification to held for sale in accordance with IFRS 5.

12	Transactions with related parties

There were no other changes to the related party transactions described in Note 34 of the registration statement on Form 20-F that have had a material effect on the financial position or performance of the group in the half-year to 30 June 2022.
All related party transactions that took place in the half-year to 30 June 2022 were similar in nature to those disclosed in the registration statement on Form 20-F.

13	Events after the balance sheet date

In its assessment of events after the balance sheet date, the group has considered and concluded that no material events have occurred resulting in adjustments to the financial statements.

14	Interim Report 2022 and statutory accounts

The information in this Interim Report 2022 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. This Interim Report 2022 was approved by the Board of Directors on 1 August 2022. The statutory accounts of HSBC Bank plc for the year ended 31 December 2021 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006.

74	HSBC Bank plc

Additional information

Treasury risk
Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, together with the financial risks arising from the provision of pensions and other post-employment benefits to staff and their dependants. Treasury risk also includes the risk to our earnings or capital due to non-trading book foreign exchange exposures and changes in market interest rates.
Treasury risk arises from changes to the respective resources and risk profiles driven by customer behaviour, management decisions or the external environment.

Approach and policy
Our objective in the management of treasury risk is to maintain appropriate levels of capital, liquidity, funding, foreign exchange and market risk to support our business strategy, and meet our regulatory and stress testing-related requirements.
Our approach to treasury management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment. We aim to maintain a strong capital and liquidity base to support the risks inherent in our business and invest in accordance with our strategy, meeting regulatory requirements at all times.
Our policy is underpinned by our risk management framework, our internal capital adequacy assessment process (‘ICAAP’) and our internal liquidity adequacy assessment process (‘ILAAP’). The risk framework incorporates a number of measures aligned to our assessment of risks for both internal and regulatory purposes. These risks include credit, market, operational, pensions, non-trading book foreign exchange risk, and interest rate risk in the banking book.
Treasury risk management
Governance and structure
The Chief Risk Officer is the accountable risk steward for all treasury risks. The Chief Financial Officer is the risk owner for treasury risks with the exception of pension risk which is co-owned together with the regional heads of Performance & Reward.
Capital, liquidity, interest rate risk in the banking book and non-trading book foreign exchange risk are the responsibility of the Executive Committee and the Risk Committee. The Treasury function actively manages these risks on an on-going basis, supported by the Asset and Liability Management Committee (‘ALCO’), overseen by Treasury Risk Management and the Risk Management Meeting (‘RMM’).
Pension risk is overseen by the Pension Risk Management Meeting.
Capital, liquidity and funding risk management processes
Assessment and risk appetite
Our capital management policy is underpinned by a global capital management framework and our ICAAP. The framework incorporates key capital risk appetites for CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), and leverage. The ICAAP is an assessment of the Group’s capital position, outlining both regulatory and internal capital resources and requirements resulting from our business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange, and interest rate risk in the banking book. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach. The Group’s
ICAAP supports the determination of the capital risk appetite and target ratios, as well as enables the assessment and determination of capital requirements by regulators. Subsidiaries prepare ICAAPs in line with global guidance, while considering their local regulatory regimes to determine their own risk appetites and ratios.
We aim to ensure that management have oversight of our liquidity and funding risks by maintaining comprehensive policies, metrics and controls. We manage liquidity and funding risk at an operating entity level to make sure that obligations can be met in the jurisdiction where they fall due, generally without reliance on other parts of the Group. Operating entities are required to meet internal minimum requirements and any applicable regulatory requirements at all times. These requirements are assessed through the ILAAP, which ensures that operating entities have robust strategies, policies, processes and systems for the identification, measurement, management and monitoring of liquidity risk over an appropriate set of time horizons, including intra-day. The ILAAP informs the validation of risk tolerance and the setting of risk appetite. It also assesses the capability to manage liquidity and funding effectively in each major entity. These metrics are set and managed locally but are subject to robust review and challenge by the HSBC Group to ensure consistency of approach and application of the Group’s policies and controls.
Planning and performance
Capital and risk-weighted asset (‘RWA’) plans form part of the annual financial resource plan that is approved by the Board. Capital and RWA forecasts are submitted to the ALCO on a monthly basis, and capital and RWAs are monitored and managed against the plan.
Through our internal governance processes, we seek to strengthen discipline over our investment and capital allocation decisions, and to ensure that returns on investment meet management’s objectives. The Group’s strategy is to allocate capital to businesses and entities to support growth objectives where returns above internal hurdle levels have been identified and in order to meet their regulatory and economic capital needs. We evaluate and manage business returns by using a return on average tangible equity measure.
Funding and liquidity plans form part of the financial resource plan that is approved by the Board. The Board-level appetite measures are the LCR and NSFR, together with an internal liquidity metric which was introduced in January 2021 to supplement the LCR and NSFR. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including legal entity depositor concentration limits, intra-day liquidity, forward-looking funding assessments and other key measures.
Risks to capital and liquidity
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs, capital and/or liquidity position. We closely monitor future regulatory changes and continue to evaluate the impact of these upon our capital and liquidity requirements. These include the UK’s implementation of amendments to the Capital Requirements Regulation, the Basel III Reforms, and the regulatory impact from the UK’s withdrawal from the EU, as well as other regulatory statements including changes to IRB modelling requirements.
Regulatory developments
The PRA has confirmed that software assets will be deducted in full from CET1 capital starting 1 January 2022. This will reverse the beneficial changes to the treatment of software assets that were implemented as part of the EU’s response to the Covid-19 pandemic. This will have an immaterial impact on our CET1 ratio.
Overall we expect RWAs to increase by up to 5% as a result of new regulations during 2022. These include the changes to the UK’s version of the Capital Requirements Regulation, as well as other regulatory statements including changes to IRB modelling requirements. Following the implementation of the UK’s amendments to the Capital Requirements Regulation (‘CRR II’), we

HSBC Bank plc	75

Additional information
have adopted the PRA’s new rules on net stable funding ratio (‘NSFR’), counterparty risk, equity investment in funds, and leverage ratio, which will be reflected in disclosures starting in the first quarter of 2022.
Further changes will occur with the introduction of the remaining Basel III reforms on which the PRA is expected to consult in the second half of 2022.
Regulatory reporting processes and controls
The quality of regulatory reporting remains a key priority for management and regulators. Notably, the PRA published a Dear CEO letter addressed to UK regulated banks, which highlighted areas of concern over the processes firms use to deliver regulatory returns. Recent sanctions issued by the PRA demonstrate their intent in this respect. We are progressing with a comprehensive programme to strengthen our processes, improve consistency, and enhance controls on various aspects of regulatory reporting. We have commissioned a number of independent external reviews, some at the request of our regulators, including one of our credit risk RWA reporting process which is currently ongoing. As a result of these initiatives, there may be an impact on some of our regulatory ratios, such as the CET1 and LCR.
Stress testing and recovery planning
The Group uses stress testing to evaluate the robustness of plans and risk portfolios, and to meet the stress testing requirements set by supervisors. Stress testing also informs the ICAAP and ILAAP and supports recovery planning. It is an important output used to evaluate how much capital and liquidity the Group requires in setting risk appetite for capital and liquidity risk. It is also used to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
In addition to a range of internal stress tests, we are subject to supervisory stress testing in many jurisdictions. These include the programmes of the Bank of England, the European Banking Authority, the European Central Bank, as well as stress tests undertaken in other jurisdictions. The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital requirements through the ICAAP. The outcomes of stress testing exercises carried out by the PRA and other regulators feed into the setting of regulatory minimum ratios and buffers.
The Group and subsidiaries have established recovery plans, which set out potential options management could take in a range of stress scenarios that could result in a breach of capital or liquidity buffers. All entities monitor internal and external triggers that could threaten their capital, liquidity or funding positions. Entities have established recovery plans providing detailed actions that management would consider taking in a stress scenario should their positions deteriorate and threaten to breach risk appetite and regulatory minimum levels. This is to help ensure that our capital and liquidity position can be recovered even in an extreme stress event.
Overall, recovery and resolution plans form part of the framework safeguarding the Group’s financial stability. The Group is committed to developing its recovery and resolution capabilities further, including in relation to the BoE’s Resolvability Assessment Framework.
Structural foreign exchange exposures
Structural foreign exchange exposures represent net assets or capital investments in subsidiaries, branches, joint arrangement or associates, together with any associated hedges, the functional currencies of which are currencies other than pound sterling. An entity’s functional currency is that of the primary economic environment in which the entity operates. We use the pound sterling as our presentation currency in our consolidated financial statements because sterling forms the major currency in which we transact and fund our business. Exchange rate differences on structural exposures are recognised in other comprehensive income (‘OCI’).
The structural foreign exchange exposures are managed within limits such that the capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates. We may hedge certain structural foreign exchange positions, either at entity level, or by relying on hedges held in other group entities, subject to approved limits.
Measurement of interest rate risk in the banking book
The following measures are used by Treasury to monitor and control interest rate risk in the banking book including:
•Net Interest Income ('NII') sensitivity; and
•Economic Value of Equity ('EVE').
Net interest income sensitivity
A principal part of our management of non-traded interest rate risk is to monitor the sensitivity of expected NII under varying interest rate scenarios (simulation modelling), where all other economic variables are held constant. This monitoring is undertaken by ALCO.
The group applies a combination of scenarios and assumptions relevant to the businesses as well as applying standard scenarios that are required throughout HSBC Group.
NII sensitivity reflects the group’s sensitivity of earnings to changes in market interest rates. We forecast both one year and five year NII sensitivities across a range of interest rate scenarios based on a static balance sheet assumption. Forecasts include business line rate pass-on assumptions, re-investment of maturing assets and liabilities at market rates per shock scenario and prepayment risk. NII is modelled based on no management actions i.e. the risk profile at the month end is assumed to remain constant throughout the forecast horizon.
Economic value of equity
EVE represents the present value of the future banking book cash flows that could be distributed to equity providers under a managed run-off scenario, i.e. the current book value of equity plus the present value of future net interest income in this scenario. EVE sensitivity is the extent to which the EVE value will change due to a pre-specified movement in interest rates, where all other economic variables are held constant.

Insurance manufacturing operations risk
Overview
The key risks for our insurance manufacturing operations are market risks, in particular interest rate and equity, credit risks and insurance underwriting and operational risks. These have a direct impact on the financial results and capital positions of the insurance operations. Liquidity risk, whilst significant in other parts of the bank, is relatively minor for our insurance operations.
HSBC’s insurance business
We sell insurance products worldwide through a range of channels including our branches, direct channels and third-party distributors. The majority of sales are through an integrated bancassurance model that provides insurance products principally for customers with whom we have a banking relationship.
The insurance contracts we sell relate to the underlying needs of our customers, which we can identify from our point-of-sale contacts and customer knowledge. For the products we manufacture, the majority of sales are of savings, universal life and protection contracts.
We choose to manufacture these insurance products in HSBC subsidiaries based on an assessment of operational scale and risk appetite. Manufacturing insurance allows us to retain the risks and rewards associated with writing insurance contracts by keeping part of the underwriting profit and investment income within the Group.
Where we do not have the risk appetite or operational scale to be an effective insurance manufacturer, we engage with a small number of leading external insurance companies in order to provide insurance products to our customers through our banking network and direct channels. These arrangements are generally

76	HSBC Bank plc

structured with our exclusive strategic partners and earn the group a combination of commissions, fees and a share of profits. We distribute insurance products in all of our geographical regions.
Insurance products are sold through all global businesses, but predominantly by WPB and CMB through our branches and direct channels.
Insurance manufacturing operations risk management
Governance
Insurance manufacturing risks are managed to a defined risk appetite, which is aligned to the bank’s risk appetite and risk management framework, including the three lines of defence model. For details on the governance framework, see page 21. The Group Insurance Risk Management Meeting oversees the control framework globally and is accountable to the WPB Risk Management Meeting on risk matters relating to the insurance business.
The monitoring of the risks within the insurance operations is carried out by Insurance Risk teams. The Bank’s risk stewardship functions support the Insurance Risk teams in their respective areas of expertise.
Stress and scenario testing
Stress testing forms a key part of the risk management framework for the insurance business. We participate in local and Group-wide regulatory stress tests, including the Bank of England stress test of the banking system, the European Insurance and Occupational Pensions Authority stress test, and individual country insurance regulatory stress tests.
The results of these stress tests and the adequacy of management action plans to mitigate these risks are considered in the HBEU ICAAP and the entities’ regulatory Own Risk and Solvency Assessments (ORSAs).
Management and mitigation of key risk types
Market risk
All our insurance manufacturing subsidiaries have market risk mandates and limits that specify the investment instruments in which they are permitted to invest and the maximum quantum of market risk that they may retain. They manage market risk by using, among others, some or all of the techniques listed below, depending on the nature of the contracts written:
•We are able to adjust bonus rates to manage the liabilities to policyholders for products with discretionary participating features (‘DPF’). The effect is that a significant portion of the market risk is borne by the policyholder.
•We use asset and liability matching where asset portfolios are structured to support projected liability cash flows. The Group manages its assets using an approach that considers asset quality, diversification, cash flow matching, liquidity, volatility and target investment return. We use models to assess the effect of a range of future scenarios on the values of financial assets and associated liabilities, and ALCOs employ the outcomes in determining how best to structure asset holdings to support liabilities.
•We use derivatives to protect against adverse market movements.
•We design new products to mitigate market risk, such as changing the investment return sharing portion between policyholders and the shareholder.
•We exit, to the extent possible, investment portfolios whose risk is considered unacceptable.
Credit risk
Our insurance manufacturing subsidiaries also have credit risk mandates and limits within which they are permitted to operate, which consider the credit risk exposure, quality and performance of their investment portfolios. Our assessment of the creditworthiness of issuers and counterparties is based primarily upon internationally recognised credit ratings and other publicly available information.
Stress testing is performed on investment credit exposures using credit spread sensitivities and default probabilities.
We use a number of tools to manage and monitor credit risk. These include a credit report containing a watch-list of investments with current credit concerns, primarily investments that may be at risk of future impairment or where high concentrations to counterparties are present in the investment portfolio. Sensitivities to credit spread risk are assessed and monitored regularly.
Capital and liquidity risk
Capital risk for our insurance manufacturing subsidiaries is assessed in the group’s ICAAP based on their financial capacity to support the risks to which they are exposed. Capital adequacy is assessed on both the group’s economic capital basis, and the relevant local insurance regulatory basis. The group’s economic capital basis is largely aligned to European Solvency II regulations.
Risk appetite buffers are set to ensure that the operations are able to remain solvent on both bases, allowing for business-as-usual volatility and extreme but plausible stress events.
Liquidity risk is managed by cash flow matching and maintaining sufficient cash resources, investing in high credit-quality investments with deep and liquid markets, monitoring investment concentrations and restricting them where appropriate, and establishing committed contingency borrowing facilities.
Insurance manufacturing subsidiaries complete quarterly liquidity risk reports and an annual review of the liquidity risks to which they are exposed.
Insurance underwriting risk
Our insurance manufacturing subsidiaries primarily use the following frameworks and processes to manage and mitigate insurance underwriting risks:
•a formal approval process for launching new products or making changes to products;
•a product pricing and profitability framework which requires initial and ongoing assessment of the adequacy of premiums charged on new insurance contracts to meet the risks associated with them;
•a framework for customer underwriting;
•reinsurance which cedes risks above our appetite thresholds to third party reinsurer thereby limiting our exposure; and
•oversight of expense and reserving risks by entity Actuarial Control Committees.

Credit risk management
Governance and structure
We have established group-wide credit risk management and related IFRS 9 processes. We continue to actively assess the impact of economic developments in key markets on specific customers, customer segments or portfolios. As credit conditions change, we take mitigating action, including the revision of risk appetites or limits and tenors, as appropriate. In addition, we continue to evaluate the terms under which we provide credit facilities within the context of individual customer requirements, the quality of the relationship, local regulatory requirements, market practices and our local market position.

HSBC Bank plc	77

HSBC Bank plc
Incorporated in England with limited liability. Registered in England: number 00014259

REGISTERED OFFICE
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.co.uk

© Copyright HSBC Bank plc 2022
All rights reserved

No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Bank plc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc
By:	/s/ David Watts
Name: David Watts
Title: Chief Financial Officer

Dated: August 1, 2022